Exhibit 99.2

ARRANGEMENT AGREEMENT

REPSOL S.A.

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TAPBC ACQUISITION INC.

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TALISMAN ENERGY INC.

Dated as of December 15, 2014

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2
1.1	Definitions	2
1.2	Interpretation Not Affected by Headings	17
1.3	Interpretation	17
1.4	Date for Any Action	17
1.5	Statutory References	17
1.6	Currency	17
1.7	Accounting Principles	17
1.8	Knowledge	18
1.9	Interpretation Not Affected by Party Drafting	18
1.10	Schedules	18

ARTICLE 2 THE ARRANGEMENT		18
2.1	Arrangement	18
2.2	Implementation Steps by the Company	18
2.3	Interim Order	19
2.4	Filing Articles of Arrangement and Issuance of Certificate of Arrangement	20
2.5	Closing	20
2.6	Company Circular	20
2.7	Preparation of the Company Circular	21
2.8	Court Proceedings	22
2.9	Public Communications	22
2.10	Treatment of Incentive Securities	23
2.11	Withholding Taxes	23
2.12	Lists of Shareholders	23
2.13	Purchaser Guarantee	24
2.14	Application of Funds by Depositary	24

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY		24
3.1	Representations and Warranties	24
3.2	Survival of Representations and Warranties	48

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER PARTIES		48
4.1	Representations and Warranties of the Purchaser Parties	48
4.2	Survival of Representations and Warranties	49

ARTICLE 5 COVENANTS OF THE PARTIES		49
5.1	Covenants of the Company Regarding the Conduct of Business	49
5.2	Pre-Acquisition Reorganizations	56
5.3	Covenants of the Company Regarding the Arrangement	57
5.4	Covenants of the Purchaser Parties Regarding the Arrangement	59
5.5	Mutual Covenants	59
5.6	Key Regulatory Approvals	60
5.7	Covenants of the Purchaser Parties Regarding Employment Matters	63

ARTICLE 6 CONDITIONS		63
6.1	Mutual Conditions Precedent	63
6.2	Additional Conditions Precedent to the Obligations of the Purchaser Parties	64
6.3	Additional Conditions Precedent to the Obligations of the Company	66

ARTICLE 7 ADDITIONAL AGREEMENTS		67

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7.1	Notice and Cure Provisions	67
7.2	Non-Solicitation	67
7.3	Agreement as to Damages	72
7.4	Expense Reimbursement	72
7.5	Fees and Expenses	73
7.6	Liquidated Damages	73
7.7	Access to Information; Confidentiality	73
7.8	Privacy Matters	74
7.9	Insurance and Indemnification	75
7.10	De-Listing of Common Shares and Series 1 Preferred Shares	75
7.11	Take-over Statutes	76
7.12	Resignations	76

ARTICLE 8 TERM, TERMINATION, AMENDMENT AND WAIVER		76
8.1	Term	76
8.2	Termination	76
8.3	Amendment	79
8.4	Waiver	79

ARTICLE 9 GENERAL PROVISIONS		80
9.1	Notices	80
9.2	Governing Law; Waiver of Jury Trial	81
9.3	Injunctive Relief	82
9.4	Time of Essence	82
9.5	Assignment, Binding Effect and Entire Agreement	82
9.6	Further Assurances	82
9.7	Severability	83
9.8	No Third Party Beneficiaries	83
9.9	Counterparts, Execution	83

SCHEDULE “A” — Special Resolution of the Shareholders		A-1
SCHEDULE “B” — Plan of Arrangement		B-1
SCHEDULE “C” — Key Regulatory Approvals		C-1
SCHEDULE “D” — Form of Lock-up Agreement		D-1

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ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of December 15, 2014,

B E T W E E N:

REPSOL S.A., a corporation organized under the laws of Spain (the “Purchaser”)

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TAPBC ACQUISITION INC., a corporation incorporated under the laws of Canada (“AcquisitionCo”)

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TALISMAN ENERGY INC., a corporation amalgamated under the laws of Canada (the “Company”)

WHEREAS AcquisitionCo proposes to acquire all of the issued and outstanding Common Shares and the Series 1 Preferred Shares (the “Acquisition”);

AND WHEREAS AcquisitionCo is a wholly-owned subsidiary of the Purchaser;

AND WHEREAS the Parties intend to carry out the Acquisition by way of an arrangement under section 192 of the Canada Business Corporations Act substantially on the terms and conditions set forth in the Plan of Arrangement (annexed hereto as Schedule “B”);

AND WHEREAS the Board has unanimously: (i) determined that the Arrangement is in the best interests of the Company; (ii) determined that the Arrangement is fair to the Shareholders; (iii) approved the Arrangement, this Agreement and the transactions contemplated hereby; and (iv) resolved to recommend that the Shareholders vote in favour of the Arrangement;

AND WHEREAS concurrently with the execution of this Agreement, and as a condition of, and inducement to, the willingness of the Purchaser and AcquisitionCo to enter into this Agreement, certain of the directors and all of the executive officers of the Company have entered into lock-up agreements with the AcquisitionCo;

AND WHEREAS the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such transaction;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1                               Definitions

In this Agreement:

“Acquisition” has the meaning ascribed thereto in the recitals;

“AcquisitionCo” means TAPBC Acquisition Inc., a corporation incorporated under the laws of Canada;

“Acquisition Proposal” means any proposal, inquiry or offer (written or oral) from any third party or group relating to:

(a)                                 any merger, consolidation, amalgamation, take-over bid, tender offer, exchange offer, arrangement, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution, share exchange, spin-off or sale of assets (including any lease, long-term supply agreement or other arrangement having the same economic effect as a sale of assets) involving or relating to the Company and/or the Company Subsidiaries;

(b)                                 any purchase or sale of shares, other securities or assets of the Company and/or the Company Subsidiaries and/or any right or interests therein;

(c)                                  any voting agreement, trust, partnership, proxy or other arrangement with respect to the Company and/or the Company Subsidiaries; or

(d)                                 any transactions or arrangements similar to, or having the same economic effect or consequences, as the foregoing,

which, in each case, in one or a series of related transactions, represents:

(e)                                  20% or more of the voting or equity securities of the Company (in terms of number of securities or voting power); or

(f)                                   15% or more of the (i) voting or equity securities of the Company Subsidiaries (in terms of number of securities or voting power) or (ii) consolidated assets, consolidated revenue or consolidated income of the Company and the Company Subsidiaries taken as a whole,

(provided that for the purposes of Section 7.3(c), the foregoing reference to “20% or more” in paragraph (e) above and “15% or more” in subparagraph (f)(i) above shall be deemed to be “100%” and the reference to “15% or more” in subparagraph (f)(ii) above shall be deemed to be “all or substantially all”), excluding the Arrangement and the transactions contemplated by this Agreement;

“affiliate” has the meaning ascribed thereto in the Securities Act;

“Agreement”, “this Agreement”, “herein”, “hereto” and “hereof” and similar expressions refer to this arrangement agreement (including the schedules hereto) as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof and, where applicable, to the Schedules hereto;

“Annual Financials” has the meaning ascribed thereto in Section 3.1(q) [Company Financial Statements];

“Arrangement” means the arrangement under the provisions of section 192 of the CBCA on the terms and subject to the conditions set forth in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the provisions of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Arrangement Resolution” means the special resolution to approve the Arrangement to be presented to the Shareholders at the Company Meeting, in substantially the form set forth in Schedule “A” hereto;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required under subsection 192(6) of the CBCA to be sent to the Director after the Final Order is made giving effect to the Arrangement, in form and substance satisfactory to the Parties, acting reasonably;

“associate” has the meaning ascribed thereto in the Securities Act;

“Board” means the board of directors of the Company;

“Bump Transactions” has the meaning ascribed thereto in Section 5.2(b) [Pre-Acquisition Reorganizations];

“business day” means any day, other than a Saturday, a Sunday or a statutory holiday in Calgary, Canada; Madrid, Spain; or the State of New York, United States;

“Cash Consideration” means the cash amount to be paid pursuant to the Arrangement for: (i) each Common Share, being $8.00 and (ii) each Series 1 Preferred Share, being Cdn. $25.00 plus accrued but unpaid dividends thereon to but excluding the Effective Date;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement giving effect to the Arrangement;

“CFIUS” means the Committee on Foreign Investment in the United States, which, as the context may require, includes any member agency or governmental subdivision of the United States government that is a member of the Committee on Foreign Investment in the United States as specified in Exon-Florio and otherwise in accordance with the requirements of Exon-Florio;

“CFIUS Clearance” means the giving of notice to the Parties with respect to the transactions contemplated hereby in accordance with the requirements of Exon-Florio and its applicable regulations and the receipt by the Parties of written notice from CFIUS of its (a) determination that the transactions contemplated hereby are not subject to Section 721 of Exon-Florio, (b) determination to the effect that review of all of the transactions contemplated hereby has been concluded and that a determination has been made that there are no unresolved national security concerns, or (c) following an investigation conducted by CFIUS pursuant to 31 C.F.R. § 800.503, CFIUS reports the transactions contemplated hereby to the President of the United States and the President of the United States makes a decision not to suspend or prohibit such transactions pursuant to his authorities under Exon-Florio;

“Closing Date” has the meaning ascribed thereto in Section 2.4 [Filing Articles of Arrangement and Issuance of Certificate of Arrangement];

“Code” means the United States Internal Revenue Code of 1986;

“COGEH” means the Canadian Oil and Gas Evaluation Handbook which is published by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Petroleum Society of Canada;

“Commissioner of Competition” means the Commissioner of Competition appointed pursuant to subsection 7(1) of the Competition Act or his designee;

“Common Shareholders” means the holders of Common Shares;

“Common Shareholders’ Vote” has the meaning ascribed thereto in Section 2.3(b) [Interim Order];

“Common Shares” means the common shares in the capital of the Company;

“Company” means Talisman Energy Inc., a corporation amalgamated under the laws of Canada;

“Company Assets” means all of the assets, properties, Permits, rights or other privileges (whether contractual or otherwise) of the Company and the Company Subsidiaries;

“Company Cash Unit Plans” means the long-term cash unit plans and agreements of certain of the Company Subsidiaries governing the Company Cash Units;

“Company Cash Units” means the outstanding stock appreciation rights of the Company granted under the Company Cash Unit Plans;

“Company Circular” means the notice of the Company Meeting and the accompanying Company management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Shareholders and Incentive Holders in connection with the Company Meeting, as amended, supplemented or otherwise modified;

“Company DDSUs” means the outstanding deferred share units granted under the Company Director Deferred Share Unit Plan;

“Company Director Deferred Share Unit Plan” means the deferred share unit plan for non-employee directors of the Company amended and restated as of May 4, 2010;

“Company EDSUs” means the outstanding deferred share units granted under the Company Executive Deferred Share Unit Plan;

“Company Employees” means all employees of the Company and the Company Subsidiaries;

“Company Executive Agreements” means the separate executive employment agreements between the Company and the executive officers and members of senior management of the Company as set forth in the Disclosure Letter;

“Company Executive Deferred Share Unit Plan” means the executive deferred share unit plan of the Company dated December 9, 2011;

“Company Financial Statements” has the meaning ascribed thereto in Section 3.1(q) [Company Financial Statements];

“Company Indentures” means (i) the trust indentures dated as of January 27, 2006 and May 12, 2005 between the Company and The Bank of Nova Scotia Trust Company of New York, (ii) the trust indenture made as of September 26, 1997 between the Company and Montreal Trust Company of Canada, (iii) the Trust Deed dated as of April 5, 2002 between the Company and JPMorgan Chase Bank, London Branch, (iv) the Note Agreement dated as of March 11, 2009 between the Company and the several purchasers named in the Purchaser Schedule attached thereto and (v) the trust indenture dated September 26, 1997 between the Company and Computershare Trust Company of Canada, establishing and setting forth, among other things, the terms of the Notes;

“Company Intellectual Property” has the meaning ascribed thereto in Section 3.1(x) [Intellectual Property];

“Company Investee Assets” means all of the assets, properties, Permits, rights or other privileges (whether contractual or otherwise) of the Company Investees;

“Company Investees” means Equion Energia Limited and Talisman Sinopec Energy (UK) Limited;

“Company Leases” has the meaning ascribed thereto in Section 3.1(aa) [Title];

“Company Meeting” means the special meeting or meetings of the Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with this Agreement and the Interim Order to consider the Arrangement Resolution;

“Company Option Plan” means the employee stock option plan of the Company dated May 2004;

“Company Options” means the outstanding options to purchase Common Shares granted pursuant to the Company Option Plan;

“Company Performance Share Unit Plan” means the performance share unit plan for eligible employees of the Company and its affiliates dated April 1, 2009;

“Company PSUs” means the outstanding performance share units granted under the Company Performance Share Unit Plan;

“Company Restricted Share Unit Plans” means, collectively, (i) the global restricted share unit plan for eligible employees of the Company and its affiliates dated April 1, 2013, and (ii) the restricted share unit plan for eligible employees of the Company dated September 1, 2007, as amended on December 10, 2008;

“Company RSUs” means the outstanding restricted share units granted under the Company Restricted Share Unit Plans;

“Company SRP” means the shareholder rights plan agreement of the Company dated as of March 3, 1999, as amended and restated as of May 4, 2011 between the Company and Computershare Trust Company of Canada, as rights agent;

“Company Subsidiaries” means all of the subsidiaries of the Company, the names of which are set forth in the Disclosure Letter;

“Company Wells” means all producing, shut-in, water source, observation, disposal, injection, abandoned, suspended and other wells of the Company, the Company Subsidiaries and the Company Investees;

“Company’s Organizational Documents” means the certificate and articles of amalgamation of the Company dated May 1, 2010, the articles of amendment of the Company dated December 7, 2011 and the by-laws of the Company, as amended;

“Company’s Public Disclosure Record” means all forms, statements, reports and documents, including any amendments thereto, filed by or on behalf of the Company on SEDAR, or filed with or furnished to the SEC, since January 1, 2012;

“Competition Act” means the Competition Act, R.S.C. 1985, c. C-34;

“Competition Act Approval” means any of:

(a)                                 the Commissioner of Competition having issued an advance ruling certificate pursuant to section 102 of the Competition Act in respect of the transactions contemplated by this Agreement;

(b)                                 the Commissioner of Competition having waived the obligation to file notifications under section 114 of the Competition Act and having issued a No Action Letter; or

(c)                                  the Parties having filed notifications under section 114 of the Competition Act and the applicable waiting period under section 123 of the Competition Act having expired or been terminated and the Commissioner of Competition having issued a No Action Letter;

“Competition Tribunal” means the Competition Tribunal established pursuant to subsection 3(1) of the Competition Tribunal Act, R.S.C. 1985, c. 19 (2nd Supp.);

“Confidentiality Agreement” means the confidentiality agreement dated June 10, 2014 between the Company and the Purchaser entered into in connection with the transactions contemplated herein;

“Contract” means any contract, agreement, note, mortgage, indenture, license, franchise, lease, arrangement, commitment, engagement, understanding, undertaking, joint venture or other right or obligation (written or oral) to which the Company, any of the Company Subsidiaries or the Company Investees is a party or by which the Company, any of the Company Subsidiaries or the Company Investees is bound or to which any of their respective properties or assets is subject, other than, in each case, the Employee Plans;

“Court” means the Court of Queen’s Bench of Alberta;

“Data Room Information” means the information contained in the files, reports, data, documents and other materials relating to the Company as provided either in physical form or in the electronic data rooms of the Company, including the documents described on the list of specifically disclosed documents recorded therein, in each case provided by the Company to the Purchaser or its representatives or advisors on or before December 14, 2014;

“Depositary” means such person as AcquisitionCo may appoint to act as depositary for the Common Shares and the Series 1 Preferred Shares in relation to the Arrangement, with the approval of the Company, acting reasonably;

“Designated Officers” means Harold Kvisle, Paul Smith, Robert Rooney, Paul Blakeley, Paul Warwick, David Newby, John Rossall and Bruce Dingeman and, in the event such Designated Officer leaves the employment of the Company prior to the Closing Date, “Designated Officers” will include such person’s replacement, if any;

“Director” means the Director appointed under section 260 of the CBCA;

“Director of Investments” means the Director of Investments appointed under section 6 of the Investment Canada Act;

“disclosed in writing” means actually disclosed in writing by the Company to the Purchaser Parties or its representatives or advisors in the Disclosure Letter, the Data Room Information or in a document filed on SEDAR under Company’s profile at www.sedar.com since January 1, 2013;

“Disclosure Letter” means the disclosure letter dated December 15, 2014 from the Company to the Purchaser Parties as amended, supplemented or otherwise agreed to between the Company and the Purchaser Parties;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“Effective Date” means the date shown on the Certificate of Arrangement;

“Effective Time” means the time at which the Arrangement becomes effective on the Effective Date pursuant to the CBCA;

“Employee Obligations” means any obligations or liabilities of the Company or any of the Company Subsidiaries to pay any amount to or on behalf of its or their directors, officers, consultants or employees for severance or termination payments (including payments related to enhanced pension benefits) resulting solely from a termination of employment in connection with the change of control of the Company and for retention bonus payments pursuant to any retention bonus program or employment or other agreement, but does not include (i) any obligation or liability for salary, accrued bonuses, benefits, vacation pay and directors’ fees in the ordinary course, in each case in amounts consistent with historic practices and (ii)  payments with respect to Company Cash Units, Company DDSUs, Company EDSUs, Company Options, Company PSUs and Company RSUs;

“Employee Plans” means all employment, health, welfare, supplemental unemployment benefit, bonus, profit sharing, option, stock appreciation, savings, insurance, incentive, incentive compensation, deferred compensation, share purchase, share compensation, equity, equity-based, disability, pension, retirement or supplemental retirement plans and other employee or director compensation or benefit plans, policies, trusts, funds, agreements or arrangements for the benefit of directors or former directors of the Company or any of the Company Subsidiaries or Company Investees (based upon the Company’s knowledge in the case of the Company Investees), the Company Employees or former Company Employees or current or former employees of a Company Investee, which are maintained by or binding upon the Company or any of the Company Subsidiaries or, to the Company’s knowledge, the Company Investees, or in respect of which the Company or any of the Company Subsidiaries or, to the Company’s knowledge, either of the Company Investees, has any actual or potential liability or to which the Company or any of the Company Subsidiaries or, to the Company’s knowledge, either of the Company Investees, contributes or is or was at any time required to contribute;

“Environment” means the natural environment (including soil, land surface or subsurface strata), surface waters, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, and any other environmental medium or natural resource and all sewer systems;

“Environmental Laws” means all Laws relating in full or in part to the protection or reclamation of the Environment, abandonment and reclamation of oil and gas related assets and facilities, noise control, pollution and employee and public health and safety, and includes those Laws relating to the storage, generation, production, installation, use, handling, manufacture, processing, labeling, advertising, sale, display, transportation, treatment, Release and disposal of, and exposure to, Hazardous Substances and Substances and the term “applicable” with respect to Environmental Laws and in context that refers to one or more Parties, means such Laws as are applicable to such Party or Parties or its or their respective business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their respective business, undertaking, property or securities;

“ERISA” means the United States Employee Retirement Income Security Act of 1974;

“ERISA Affiliate” means any employers, whether or not incorporated, that would be treated together with the Company as a single employer within the meaning of Section 414 of the Code;

“EU Approval” means the approvals described under the heading “Part C — European Union” in Schedule “C” hereto;

“EU Merger Regulation” means Council Regulation (EU) No.139/2004 of 20th January 2004 on the control of concentrations between undertakings;

“Exchanges” means the Toronto Stock Exchange and the New York Stock Exchange;

“Existing Divestment Projects” means the sales and divestment processes disclosed in the Disclosure Letter;

“Excluded Acquisition Proposals” means the proposals or offers described as such in the Disclosure Letter;

“Exon-Florio” means Section 721 of Title VII of the Defense Production Act of 1950, as amended by the Foreign Investment and National Security Act of 2007, P.L. 110-49, 121 Stat. 246 (codified at 50 U.S.C. App. 2170) and regulations thereto, codified at 31 C.F.R. Part 800, et seq., as amended;

“Expense Reimbursement” has the meaning ascribed thereto in Section 7.4(a) [Expense Reimbursement];

“Fairness Opinions” means the opinions from the Financial Advisors to the Board as to the fairness, from a financial point of view, of the consideration to be received under the Arrangement by the Shareholders (other than the Purchaser and its affiliates);

“FCPA” means the United States Foreign Corrupt Practices Act of 1977;

“Final Order” means the final order of the Court approving the Arrangement pursuant to paragraph 192(3) of the CBCA, in a form acceptable to the Company and the Purchaser Parties, acting reasonably, as such order may be amended by the Court (with the written consent of both the Company and the Purchaser Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser Parties, each acting reasonably) on appeal;

“Financial Advisors” means Goldman Sachs Canada Inc. and Nomura Securities International, Inc.;

“GAAP” means Canadian generally accepted accounting principles as contemplated by the Handbook of the Canadian Institute of Chartered Accountants;

“Governmental Entity” means (a) any multinational, federal, provincial, territory, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agency, commission, board, agent or authority of any of the foregoing, (c) any stock exchange or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Hazardous Substances” means any Substance that is prohibited, listed, defined, judicially interpreted, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials or any substance which is deemed under Environmental Laws to be deleterious to the Environment or worker or public health and safety;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976;

“HSR Approval” means the expiration or early termination of any waiting period, and any extension thereof, applicable to the completion of the transactions contemplated by this Agreement under the HSR Act;

“IFRS” means Canadian generally accepted accounting principles for publicly accountable enterprises, being International Financial Reporting Standards as adopted by the Canadian Accounting Standards Board effective for periods beginning on or after January 1, 2011;

“Incentive Holders” means, collectively, the Optionholders and the holders of the Company PSUs;

“including” means including without limitation, and “include” and “includes” have corresponding meanings;

“Indebtedness” means, with respect to any person, without duplication, (a) indebtedness of such person for borrowed money, secured or unsecured, (b) every obligation of such person evidenced by bonds, debentures, notes, derived obligations or other similar instruments, (c) every obligation of such person to pay the deferred purchase price of property or services, except trade accounts payable and other current liabilities arising in the ordinary course of business, (d) every obligation of such person under purchase money mortgages, conditional sale agreements or other similar instruments relating to purchased property or assets, (e) every capitalized or non-consolidated lease obligation of such person, (f) every obligation of such person under Swaps (valued at the termination value thereof), (g) every obligation of such person, contingent or otherwise, under acceptance credit, letters of credit or similar facilities, and (h) every obligation of the type referred to above of any other person, the payment of which such person has guaranteed or for which such person is otherwise responsible or liable;

“Information Technology” means all computer systems, networks, communications systems, software and hardware, whether owned, used or licenced;

“Intellectual Property” means any and all industrial or intellectual property (whether foreign or domestic, registered or unregistered) under any Laws, including: (i) all inventions, patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, divisions, revisions, extensions and re-examinations thereof; (ii) all trade-marks, trade-names, corporate names, domain names and other indicia of origin, and all registrations, renewals and applications for registration thereof and all goodwill associated therewith and symbolized thereby; (iii) all copyrightable works, copyrights and industrial designs, and all registrations, renewals and extensions and applications for registration thereof; (iv) proprietary seismic data; and (v) all confidential information, including all trade secrets, processes, procedures, know-how, methods, data, compilations, databases and the information contained therein;

“Intellectual Property Rights” means any right or protection existing from time to time in a specific jurisdiction with respect to Intellectual Property, whether registered or not, under any Laws, and for greater certainty includes the right to file any applications, and the right to claim for the same priority rights derived from any applications filed under any treaty, convention or Laws of a country in which a prior application is filed;

“Interests” has the meaning ascribed thereto in Section 3.1(aa) [Title];

“Interim Financials” has the meaning ascribed thereto in Section 3.1(q) [Company Financial Statements];

“Interim Order” means the interim order of the Court in a form acceptable to the Company and the Purchaser Parties, each acting reasonably, as contemplated by Section 2.3 [Interim Order], providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court with the written consent of both the Company and the Purchaser Parties, each acting reasonably;

“Investment Canada Act” means the Investment Canada Act, R.S.C. 1985, c. 28 (1st Supp.);

“Investment Canada Approval” means that the responsible Minister under the Investment Canada Act (the “Minister of Industry”) has sent a notice to the Purchaser or to AcquisitionCo (or to the Purchaser Parties) stating that the Minister of Industry is satisfied that the transactions contemplated by this Agreement are likely to be of net benefit to Canada, or that the Minister of Industry has been deemed to be satisfied that the transactions contemplated by this Agreement are likely to be of net benefit to Canada;

“Key Regulatory Approvals” means the approvals set forth in Schedule “C” hereto and such other approvals agreed to by the Parties;

“Law” or “Laws” means all laws (including common law), statutes, by-laws, rules, regulations, principles of law and equity, orders, codes, protocols, guidelines, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including the Exchanges), and the term “applicable” with respect to such Laws (including Environmental Laws) and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

“Legal Actions” has the meaning ascribed thereto in Section 3.1(v) [Litigation];

“Liens” means any mortgage, charge, hypothec, prior claim, lien, pledge, assignment for security, security interest, guarantee, right of third parties or other encumbrance, or any collateral securing the payment obligations of any person, as well as any other agreement or arrangement with any similar effect whatsoever;

“Lock-up Agreements” means the agreements to vote in favour of the Arrangement from certain of the Company’s directors and all of the executive officers in substantially the form set forth in Schedule “D” hereto;

“Matching Period” has the meaning ascribed thereto in Section 7.2(g)(v) [Non-Solicitation];

“Material Adverse Effect” means, with respect to the Company, any fact or state of facts, circumstance, change, effect, occurrence or event that individually is or in the aggregate are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise), liabilities (contingent or otherwise) or cash flows of the Company, the Company Subsidiaries and the Company Investees, taken as a whole, other than any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with:

(a)                                 conditions affecting the oil and gas industry as a whole;

(b)                                 general political, economic, financial, currency exchange, securities, credit or commodity market conditions;

(c)                                  changes in the market price of crude oil or natural gas or related hydrocarbons;

(d)                                 the announcement of the execution of this Agreement or the transactions contemplated hereby;

(e)                                  any change in applicable Laws, GAAP or IFRS;

(f)                                   terrorism, war (whether or not declared), armed hostilities, riots, insurrection, civil disorder, military conflicts, political instability or other armed conflict, national calamity, crisis or emergency or any government response to any of the foregoing in any one or more of the jurisdictions agreed to by the Parties;

(g)                                  the failure of the Company to meet any internal or published projections, forecasts or estimates of revenues, earnings, cash flow or production of petroleum substances for any period ending on or after the date of this Agreement (provided, however, that the causes underlying such failure may be considered to determine whether such causes constitute a Material Adverse Effect);

(h)                                 any action or inaction taken by the Company that is expressly permitted in this Agreement or to which the Purchaser Parties have provided prior written consent; or

(i)                                     any decline in the trading price or trading volumes of Common Shares, Series 1 Preferred Shares or other securities of the Company (provided, however, that the causes underlying such decline may be considered to determine whether such causes constitute a Material Adverse Effect)

(and where, in the case of (a), (b), (c), (e) and (f), such effect relating to or resulting from the foregoing does not: (i) primarily relate only to (or have the effect of primarily relating to) the Company; or (ii) have a materially disproportionate effect on the business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise), liabilities (contingent or otherwise) or cash flows of the Company, the Company Subsidiaries and the Company Investees, taken as a whole, as compared to the corresponding effect on persons in comparable situations engaged in the oil and gas industry generally) and references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a “Material Adverse Effect” has occurred;

“material fact” has the meaning ascribed thereto in the Securities Act;

“misrepresentation” has the meaning ascribed thereto in the Securities Act;

“Mutual Releases” has the meaning ascribed thereto in Section 7.12 [Resignations];

“NI 51-101” means National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities;

“No Action Letter” means written confirmation from the Commissioner of Competition confirming that he does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement;

“Norwegian Competition Approval” means the Norwegian Competition Authority shall have approved the transactions contemplated by this Agreement in accordance with the Competition Act (Norway);

“Noteholders” means the holders of the Notes;

“Notes” has the meaning ascribed thereto in Section 3.1(e) [Capitalization of Company];

“OHSA” has the meaning ascribed thereto in Section 3.1(rr) [Employment Matters];

“Optionholders” means the holders of Company Options;

“Outside Date” means July 31, 2015, or such later date as may be agreed to in writing by the Parties, subject to the right of any Party to postpone the Outside Date for up to an additional 90 days (in 30-day increments) if the Key Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity, by giving written notice to the other Parties to such effect no later than 5:00 p.m. (Calgary time) on the date that is not less than 10 days prior to the original Outside Date (and any subsequent Outside Date); provided that notwithstanding the foregoing, a Party shall not be permitted to postpone the Outside Date if it has failed to fulfill any of its obligations in this Agreement (including Sections 5.5(b) [Mutual Covenants] and 5.6 [Regulatory Approvals]) in relation to obtaining such Key Regulatory Approval;

“Parties” means, collectively, AcquisitionCo, the Purchaser and the Company, and “Party” means any one of AcquisitionCo, the Purchaser or the Company;

“Permit” means any license, permit, certificate, franchise, consent, order, grant, easement, variance, covenant, approval, classification, registration, exemption or other authorization of and from any person, including any Governmental Entity;

“Permitted Liens” means:

(a)                                 easements, rights of way, servitudes and similar rights in land including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables, in existence on the date of this Agreement;

(b)                                 the right reserved to or vested in any Governmental Entity by any statutory provision or the terms of any lease, license, franchise, grant or Permit forming part of the Company Assets, to terminate any lease, licence, franchise, grant, Permit, or to require annual or other periodic payments as a condition of their continuance;

(c)                                  the right of general application reserved to or vested in any Governmental Entity to levy taxes or royalties on petroleum and natural gas substances or the revenue from them, and governmental restrictions on production rates or on the operation of any property or otherwise affecting the value of any property;

(d)                                 the terms and conditions of the Company Leases and any joint operating, unit or similar agreements;

(e)                                  rights reserved to or vested in any Governmental Entity to control or regulate the Company Assets in any manner;

(f)                                   Liens for Taxes, assessments, governmental charges or royalties which are not due or which are due and that are being appealed;

(g)                                  the right reserved or vested in any person to create or incur a Lien that is a mechanics’ lien, builders’ lien or materialmen’s lien in respect of services rendered or goods supplied but only to the extent such lien relates to goods or services for which payment is not due;

(h)                                 the reservations, limitations, provisos and conditions in any grant as amended from time to time from the applicable Governmental Entity of any of the lands or contracts forming part of the Company Assets or interests in them and statutory exceptions to title;

(i)                                     Liens incurred, created and granted in the ordinary course of business to a public utility, municipality or Governmental Entity in connection with operations conducted with respect to the Company Assets, but only to the extent those Liens relate to costs and expenses for which payment is not due; and

(j)                                    Permitted Encumbrances (as that term is defined in the Company’s Credit Agreement dated May 5, 2014, among the Company, Royal Bank of Canada and the other lenders named therein, to the extent not already provided for by paragraphs (a) to (i) of this definition of Permitted Liens);

“person” includes an individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement substantially in the form set forth in Schedule “B” hereto and any amendments or variations thereto made in accordance with the provisions of the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of both the Company and Purchaser Parties, each acting reasonably;

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 5.2(a) [Pre-Acquisition Reorganizations];

“Preferred Shareholders” means the holders of Series 1 Preferred Shares;

“Preferred Shareholders’ Vote” has the meaning ascribed thereto in Section 2.3(c) [Interim Order];

“Preferred Shares” means the Series 1 Preferred Shares and the Series 2 Preferred Shares;

“Preferred Shares Dissent Condition” has the meaning ascribed thereto in Section 6.2 [Additional Conditions Precedent to the Obligations of the Purchaser Parties];

“Process Agent” has the meaning ascribed thereto in Section 9.2 [Governing Law; Waiver of Jury Trial];

“Purchaser” means Repsol S.A., a company organized under the laws of Spain;

“Purchaser Parties” means, collectively, AcquisitionCo and the Purchaser, and “Purchaser Party” means either one of AcquisitionCo or the Purchaser, as the case may be;

“Record Date” means the record date determined for Shareholders to vote at the Company Meeting;

“Reference Public Statements” has the meaning ascribed thereto in Section 2.9 [Public Communications];

“Regulatory Approvals” means those determinations (actual or deemed), sanctions, rulings, waivers, consents, orders, permits, exemptions reviews, decisions, certificates, No Action Letters and other approvals of (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made), or any registration or filing with, any Governmental Entity required in connection with the Arrangement, including the Key Regulatory Approvals;

“Release” has the meaning prescribed in any Environmental Law and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of any Substance, including a Hazardous Substance, whether accidental or intentional, into the Environment and “Released” shall have a corresponding meaning;

“Required Votes” has the meaning ascribed thereto in Section 2.3(c) [Interim Order];

“Reserves Report” means the report dated February 27, 2014 and effective December 31, 2013 prepared by the Company providing the Company’s estimates of the crude oil, natural gas and natural gas liquids reserves attributable to the Interests;

“Sarbanes-Oxley Act” means the United States Sarbanes-Oxley Act of 2002;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act, R.S.A. 2000, c. S-4;

“Securities Authorities” means the Exchanges, the securities commissions and other securities regulatory authorities in each of the provinces and territories of Canada and the SEC;

“Securities Laws” means the Securities Act, all other applicable Canadian securities laws and all rules and regulations and published policies thereunder, United States federal and state securities laws and all rules and regulations and published policies thereunder and applicable stock exchange rules and listing standards of the Exchanges;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Series 1 Preferred Shares” means the cumulative redeemable rate reset first preferred shares, Series 1, in the capital of the Company;

“Series 2 Preferred Shares” means the cumulative redeemable rate reset first preferred shares, Series 2, in the capital of the Company;

“Shareholders” means, collectively, the Common Shareholders and the Preferred Shareholders;

“subsidiary” has the meaning ascribed thereto in the Securities Act;

“Substance” has the meaning prescribed by Environmental Laws and includes any matter capable of being dispersed into the Environment, including any element, waste or other substance whether natural or artificial and whether consisting of gas, liquid, solid or vapour and any sound, vibration, heat, radiation or other forms of energy;

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal made after the date of this Agreement by a third party or group:

(i)                                     to acquire not less than all of the outstanding Common Shares or all or substantially all of the Company Assets;

(ii)                                  that complies with all Securities Laws;

(iii)                               that is not subject to a financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of the Board, acting in good faith (after receipt of advice from an independent financial advisor of nationally recognized reputation and outside legal counsel) to have been obtained or is reasonably likely to be obtained;

(iv)                              is not subject to a due diligence and/or access condition that would allow greater access to the books, records or personnel of the Company or the Company Subsidiaries than was made available to the Purchaser prior to the date of this Agreement;

(v)                                 that the Board and any relevant committee thereof has determined in good faith (after receipt of advice from an independent financial advisor of nationally recognized reputation and outside legal counsel) is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory (including all Key Regulatory Approvals, to the extent applicable) and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal; and

(vi)                              in respect of which the Board and/or any relevant committee thereof determines in good faith (after receipt of advice from an independent financial advisor of nationally recognized reputation with respect to (B) below and outside legal counsel with respect to (A) below) that (A) the failure to recommend such Acquisition Proposal to the Common Shareholders would be inconsistent with its fiduciary duties under applicable Laws and (B)  such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction more favourable to the Common Shareholders, from a financial point of view, than the Arrangement, including any adjustment to the terms and conditions of the Arrangement proposed by the Purchaser Parties pursuant to Section 7.2(h) [Non-Solicitation] of this Agreement;

“Superior Proposal Notice” shall have the meaning ascribed thereto in Section 7.2(g)(iii) [Non-Solicitation];

“Swaps” means any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, hedge, commodity option, equity or equity index swap, equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures contract or any other similar transaction (including any option with respect to any of these transactions or any combination of these transactions);

“Tax” or “Taxes” means (i) any and all domestic and foreign federal, state, provincial, municipal and local taxes, assessments and other governmental charges, duties, impositions and liabilities imposed by any Governmental Entity, including Canada Pension Plan and provincial pension plan contributions, installments, unemployment insurance contributions and employment insurance contributions, worker’s compensation and deductions at source, including taxes based on or measured by gross receipts, gross income, net income, profits, sales, capital, property, operations, licence, production, use and occupation, and including goods and services, harmonized value added, ad valorem, transfer, franchise, withholding, customs, payroll, stamp, recapture, premium, windfall profits, severance, employment, excise and property duties and taxes, together with any interest, penalties, fines and additions imposed with respect to such amounts and (ii) any liability for the payment of any amount of the type described in the immediately preceding clause (i) as a result of being a “transferee” (within the meaning of section 160 of the Tax Act or any other similar applicable Law) of another entity or a member of a related, non-arm’s length, affiliated or combined group;

“Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.);

“Tax Returns” means all returns, reports, filings, forms, elections, designations, notices, schedules, statements, estimates, declarations of estimated tax, information statements and returns, including any amendments, attachments, appendices and exhibits thereto, made, prepared, filed or required to be filed with a Governmental Entity with respect to Taxes;

“Termination Fee” has the meaning ascribed thereto in Section 7.3 [Agreement as to Damages];

“Transferred Information” means the personal information (namely, information about an identifiable individual other than their business contact information when used or disclosed for the purpose of contacting such individual in that individual’s capacity as an employee or an official of an organization and for no other purpose) to be disclosed or conveyed to a Purchaser Party or any of its representatives or agents by or on behalf of the Company, a Company Subsidiary or a Company Investee, and includes all such personal information disclosed to a Purchaser Party prior to the execution of this Agreement;

“UK Bribery Act” means United Kingdom Bribery Act 2010 (c.23);

“UK Business Improvement Plan” means the business improvement plan relating to Talisman Sinopec Energy (UK) Limited disclosed in writing to the Purchaser Parties;

“U.S. Exchange Act” means the United States Exchange Act of 1934;

“U.S. Securities Act” means the United States Securities Act of 1933;

“willful breach” means a material breach that is the consequence of an act or omission undertaken by the breaching party with actual knowledge (and with respect to the Company means actual knowledge of a Designated Officer) that the taking of such act would, or would reasonably be expected to, cause a breach of this Agreement; and

“2015 Budget” means the 2015 capital budget of the Company disclosed in the Data Room Information.

1.2                               Interpretation Not Affected by Headings

The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement.  The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof.  Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.

1.3                               Interpretation

In this Agreement words importing the singular number include the plural and vice versa, and words importing any gender include all genders.  The term “third party” means any person other than the Company, the Purchaser or AcquisitionCo and their respective affiliates.

1.4                               Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day that is a business day.

1.5                               Statutory References

In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.

1.6                               Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of the United States and “$” refers to U.S. dollars.

1.7                               Accounting Principles

Wherever in this Agreement reference is made to a calculation to be made or an action to be taken in accordance with GAAP or IFRS, such reference shall be deemed to be to the GAAP or IFRS, as applicable, from time to time approved by the Canadian Institute of Chartered Accountants, the Canadian Accounting Standards Board or any successor institute, and applicable as at the date on which such calculation or action is made or taken or required to be made or taken.

1.8                               Knowledge

In this Agreement, references to “the knowledge of the Company” or “the Company’s knowledge” means the actual knowledge of each of the Designated Officers, after diligent inquiry, and does not include any constructive, implied or imputed knowledge of the Company or the Designated Officers.

1.9                               Interpretation Not Affected by Party Drafting

The Parties acknowledge that their respective legal counsel have reviewed and participated in negotiating, drafting and settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party shall not be applicable in the interpretation of this Agreement.

1.10                        Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form an integral part hereof:

Schedule “A”          —    Special Resolution of the Shareholders

Schedule “B”          —    Plan of Arrangement

Schedule “C”          —    Key Regulatory Approvals

Schedule “D”          —    Form of Lock-Up Agreement

ARTICLE 2
THE ARRANGEMENT

2.1                               Arrangement

The Purchaser Parties and the Company agree that the Arrangement shall be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

2.2                               Implementation Steps by the Company

Subject to the terms and conditions of this Agreement, the Company covenants in favour of the Purchaser Parties that the Company shall:

(a)                                 deliver to the Purchaser Parties, concurrently with execution of this Agreement, the Lock-up Agreements which have been executed by certain of the Company’s directors and all of the executive officers;

(b)                                 subject to the terms of this Agreement, as soon as reasonably practicable, but in any event in sufficient time to hold the Company Meeting in accordance with Section 2.2(c), apply in a manner reasonably acceptable to the Purchaser Parties under section 192 of the CBCA for the Interim Order and shall make such application on or before January 15, 2015;

(c)                                  subject to the terms of this Agreement and in accordance with the Interim Order, as soon as reasonably practicable (and the Company shall do so by February 18, 2015), convene and hold the Company Meeting for the purpose of considering the Arrangement Resolution in accordance with the Interim Order, the Company’s Organizational Documents and applicable Law;

(d)                                 provide notice of the application for the Interim Order and Final Order to the Director, as soon as reasonably practicable, and in any event no later than five business days prior to the hearing date for the Interim Order, and not less than three business days prior to the hearing date for the Final Order;

(e)                                  unless this Agreement shall have been terminated in accordance with Section 8.2 [Termination], not to adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting or fail to put the Arrangement before the Shareholders for their consideration without the Purchaser Parties’ prior written consent, except as required for quorum purposes (in which case, the Company Meeting shall be adjourned and not cancelled) or as required by Law or a Governmental Entity;

(f)                                   solicit from the Shareholders proxies in favour of the approval of the Arrangement Resolution (which shall include the engagement by the Company of a proxy solicitation agent to solicit proxies) and against any resolution that is inconsistent with the Arrangement Resolution and the completion of the transactions contemplated by this Agreement, and through the Board, recommend that the Shareholders vote in favour of the Arrangement;

(g)                                  subject to obtaining such approvals as are required by the Interim Order and if the Arrangement Resolution is passed at the Company Meeting, proceed with and diligently pursue the application to the Court for the Final Order not later than three business days after the Arrangement Resolution is passed at the Company Meeting and thereafter use reasonable commercial efforts to obtain the Final Order; and

(h)                                 subject to obtaining the Final Order, (i) send the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement to the Director and (ii) obtain the Certificate of Arrangement from the Director giving effect to the Arrangement.

2.3                               Interim Order

The notice of originating application for the Interim Order referred to in Section 2.2(b) [Implementation Steps by the Company] shall request that the Interim Order provide, among other things:

(a)                                 for the calling and holding of the Company Meeting, including the Record Date for determining the classes of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b)                                 that, subject to the approval of the Court, the requisite approval for the Arrangement Resolution by the Common Shareholders shall be at least 66 2/3% of the votes cast on the Arrangement Resolution by the Common Shareholders present in person or represented by proxy at the Company Meeting (such approval described in this Section 2.3(b), the “Common Shareholders’ Vote”);

(c)                                  that, subject to the approval of the Court, the requisite approval for the Arrangement Resolution by the Preferred Shareholders, voting as a single class, shall be at least 66 2/3% of the votes cast on the Arrangement Resolution by the Preferred Shareholders present in person or represented by proxy at the Company Meeting (such approval described in this

Section 2.3(c), the “Preferred Shareholders’ Vote” and, collectively with the Common Shareholders’ Vote, the “Required Votes”);

(d)                                 that the terms, restrictions and conditions of the Company’s Organizational Documents, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(e)                                  for the grant of the Dissent Rights to those Shareholders who are registered Common Shareholders or registered Preferred Shareholders, as applicable, in the manner contemplated in the Plan of Arrangement;

(f)                                   for the notice requirements with respect to the presentation of the application to the Court for a Final Order;

(g)                                  that the Company Meeting may be adjourned or postponed from time to time in accordance with this Agreement without the need for additional approval by the Court; and

(h)                                 for such other matters as the Purchaser Parties may reasonably require, subject to the prior written consent of the Company, such consent not be unreasonably withheld or delayed.

2.4                               Filing Articles of Arrangement and Issuance of Certificate of Arrangement

As soon as is reasonably practicable, and in any event no later than the fifth business day after the satisfaction or waiver (subject to applicable Laws) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Closing Date) set forth in Article 6 [Conditions], and unless another time or date is agreed to in writing by the Parties (the “Closing Date”), the Company shall send to the Director the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement and the Director shall then issue the Certificate of Arrangement giving effect to the Arrangement.  The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective on, and be binding on and after, the Effective Time.

2.5                               Closing

The closing of the transactions contemplated hereby and by the Arrangement shall take place at the offices of Bennett Jones LLP, in Calgary, Alberta, Canada, on the Closing Date.

2.6                               Company Circular

Subject to compliance with Section 2.7 [Preparation of the Company Circular], as promptly as reasonably practicable after the execution and delivery of this Agreement, the Company shall prepare the Company Circular together with any other documents required by Securities Laws or other applicable Laws in connection with the Company Meeting required to be filed or prepared by the Company, and, subject to Section 2.7(a) [Preparation of the Company Circular], as promptly as is reasonably practicable after the execution and delivery of this Agreement (and the Company shall do so by January 21, 2015), the Company shall, unless otherwise agreed by the Parties, cause the Company Circular and other documentation required in connection with the Company Meeting to be sent or delivered to the Shareholders and Incentive Holders and be filed as required by the Interim Order and applicable Laws.  The Company Circular shall state that the Board has unanimously: (i) determined that the Arrangement is in the best interests of the Company; (ii) determined that the Arrangement is fair to the Shareholders; (iii) approved the Arrangement, this Agreement and the transactions contemplated hereby; and (iv) resolved to recommend that the Shareholders vote in favour of the Arrangement.

2.7                               Preparation of the Company Circular

(a)                                 The Parties shall co-operate in the preparation and filing of the Company Circular, and in the mailing of the Company Circular.  The Company shall promptly provide the Purchaser Parties and their representatives with a reasonable opportunity to review and comment on the Company Circular, including by providing on a timely basis a description of any information required to be supplied by the Purchaser Parties for inclusion in the Company Circular, prior to its mailing to the Shareholders and filing in accordance with the Interim Order and applicable Laws and shall accept the reasonable comments of the Purchaser Parties and their legal counsel with respect to any such information required to be supplied by the Purchaser Parties and included in the Company Circular and any other matters described in the Company Circular.

(b)                                 The Purchaser Parties shall promptly provide the Company with any information for inclusion in the Company Circular that may be required under applicable Law and/or is reasonably requested by the Company.

(c)                                  The Company shall ensure that the Company Circular (other than disclosure relating to and provided by the Purchaser Parties) complies with the Interim Order and all applicable Laws and, without limiting the generality of the foregoing, that the Company Circular does not, at the time of mailing, contain any misrepresentation (other than with respect to any information relating to and provided by the Purchaser Parties).

(d)                                 The Purchaser Parties shall ensure that the information provided by them for inclusion in the Company Circular (which information shall be limited to that provided by written document and identified for inclusion in the Company Circular) does not, at the time of the mailing of the Company Circular, contain any misrepresentation.

(e)                                  Each of the Parties shall promptly notify each of the other Parties if at any time before the Effective Time it becomes aware that the Company Circular, an application for a Regulatory Approval or any other order, registration, consent, ruling, exemption, no-action letter or approval, any circular or other filing under applicable Laws contains a misrepresentation, or information that otherwise requires an amendment or supplement to the Company Circular, such application, circular or filing, and the Parties shall co-operate in the preparation of such amendment or supplement as required, including the distribution and filing of such amendment or supplement by the Company.

(f)                                   The Company shall promptly inform the Purchaser Parties of any requests or comments made by Securities Authorities in connection with the Company Circular.  Each of the Parties shall cooperate with the other and shall diligently do all such acts and things as may be necessary in the manner contemplated in the context of the preparation of the Company Circular and use its reasonable commercial efforts to resolve all requests or comments made by Securities Authorities with respect to the Company Circular and any other required filings under applicable Securities Laws as promptly as practicable after receipt thereof.

2.8                               Court Proceedings

The Company shall provide the Purchaser Parties and their legal counsel with a reasonable opportunity to review and comment upon drafts of the Interim Order and the Final Order and all other material to be filed with the Court in connection with the Arrangement, including by providing on a timely basis a description of any information required to be supplied by the Purchaser Parties for inclusion in such material, prior to the service and filing of that material, and shall accept the reasonable comments of the Purchaser Parties and their legal counsel with respect to any such information required to be supplied by the Purchaser Parties and included in such material and shall reasonably consider their comments with respect to any other matters contained therein.  The Company shall ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement.  In addition, the Company shall not object to legal counsel to the Purchaser Parties making such submissions on the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided such submissions are consistent with this Agreement and the Plan of Arrangement.  The Company shall also provide legal counsel to the Purchaser Parties on a timely basis with copies of any notice and evidence served on the Company or its legal counsel in respect of the application for the Final Order or any appeal therefrom, and any notice, written or oral, indicating the intention of any person to appeal, or oppose the granting of, the Interim Order or the Final Order.  Subject to applicable Laws, the Company shall not file any material with, or make any submissions to, the Court in connection with the Arrangement or serve any such material, and shall not agree to modify or amend materials so filed or served, except as contemplated hereby or with the Purchaser Parties’ prior written consent, such consent not to be unreasonably withheld or delayed; provided that nothing herein shall require the Purchaser Parties to agree or consent to any increased purchase price or other consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser Parties’ obligations set forth in any such filed or served materials or under this Agreement.

2.9                               Public Communications

The Parties shall agree to separately but contemporaneously issue a news release announcing the Acquisition as soon as practicable after the execution of this Agreement.  In connection with the initial news release and thereafter, the Parties shall advise, consult and cooperate with each other prior to issuing, or permitting any of its directors, officers, employees or agents to issue any news releases or otherwise make public statements with respect to this Agreement, the Arrangement and the transactions contemplated hereby, from the date hereof until the Effective Time (any joint news release or news releases or public statements which the Parties have agreed to or are finalized after such consultation shall be herein known as “Reference Public Statements”).  The foregoing shall not prevent either Party from making announcements to employees and having discussions with shareholders, financial analysts and other stakeholders or making any public disclosures so long as such announcements, discussions and public disclosures are consistent with the most recent Reference Public Statements made by the Parties in respect of the Arrangement.  The Parties shall not issue any other news releases or make any other public statement prior to such consultation, except as may be required by applicable Law including, for greater certainty, in order to fulfill continuous disclosure obligations under Securities Laws or the fiduciary duties of the applicable board of directors and only after using its reasonable commercial efforts to consult each other taking into account the time constraints to which it is subject as a result of such Law or obligation.  The Party making such disclosures shall give reasonable consideration to any comments made by the other Party and its counsel, and if prior notice is not possible, shall give such notice immediately following the making of such disclosure.

2.10                        Treatment of Incentive Securities

The Parties acknowledge that the Arrangement will trigger a change of control under the plans and agreements which govern the Company Options, the Company Cash Units, the Company PSUs, the Company RSUs and certain of the Company EDSUs.  The Company shall take any further action which is necessary to ensure that all Company Options, Company Cash Units, Company PSUs and Company RSUs are vested, exercised, surrendered, settled, redeemed, terminated or cancelled on or before the Effective Time.  Notwithstanding the preceding sentence, the Company covenants and agrees that it shall use reasonable commercial efforts to cause the Company Subsidiaries to cause each holder of Company Cash Units to enter into exercise or cancellation agreements with the Company, in a form mutually satisfactory to the Company and the Purchaser Parties, each acting reasonably, not less than three business days prior to the date on which application will be made for the Final Order, pursuant to which such holder agrees to the settlement and cancellation of all of their Company Cash Units in exchange for a cash payment equal to the greater of $0.01 and the amount, if any, by which the Cash Consideration per Common Share exceeds the “unit price” (as defined in the Company Cash Unit Plans), less any applicable withholding taxes. The Company shall take all such action as is necessary to settle or cause to be settled, prior to the Effective Date and in accordance with their terms, all outstanding Company PSUs for which the performance period ends on or before December 31, 2014; provided that in connection with the vesting of such Company PSUs in accordance with the Company Performance Share Unit Plan there shall not be applied any performance multiplier or factor greater than 1.0.

2.11                        Withholding Taxes

The Purchaser Parties, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold from any consideration otherwise payable to any Shareholder or Incentive Holder under the Plan of Arrangement such amounts as the Purchaser Parties, the Company and the Depositary, as applicable, are required or reasonably believe to be required to deduct and withhold from such consideration in accordance with applicable Tax Laws.  Any such amounts shall be deducted, withheld and remitted from the consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes under this Agreement as having been paid to the Shareholders or the Incentive Holders in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity.

2.12                        Lists of Shareholders

At the reasonable request of the Purchaser Parties, from time to time, the Company shall, as soon as reasonably practicable, provide the Purchaser with lists (in both written and electronic form) of (i) the registered Common Shareholders, together with their addresses and respective holdings of Common Shares, (ii) the registered Preferred Shareholders, together with their addresses and respective holdings of Preferred Shares, (iii) a list of the names and addresses and holdings of all persons having rights issued by the Company to acquire Common Shares and (iv) a list of non-objecting beneficial owners (as such term is defined in National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer) of Common Shares, together with their addresses and respective holdings of Common Shares, all as of a date that is as close as reasonably practicable prior to the date of delivery of such lists.  The Company shall from time to time require that its registrar and transfer agent furnish the Purchaser Parties with such additional information, including updated or additional lists of Common Shareholders, Preferred Shareholders and lists of holdings and other assistance as the Purchaser Parties may reasonably request.

2.13                        Purchaser Guarantee

The Purchaser hereby unconditionally and irrevocably guarantees the due and punctual performance by AcquisitionCo of each and every covenant and obligation of AcquisitionCo arising under this Agreement and the Arrangement, including, without limitation, the due and punctual payment of the consideration required to acquire the Common Shares and Preferred Shares pursuant to the Arrangement.  The Purchaser hereby agrees that the Company shall not have to proceed first against AcquisitionCo before exercising its rights under this guarantee against the Purchaser.

2.14                        Application of Funds by Depositary

Upon completion of the Arrangement, the Purchaser shall cause the Depositary to apply the funds deposited with the Depositary as contemplated in Section 6.3(d) to make the payments required by the Plan of Arrangement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1                               Representations and Warranties

Contemporaneously with the execution and delivery of this Agreement, the Company is delivering to the Purchaser Parties certain written disclosures set forth in the Disclosure Letter which shall constitute an integral part of this Agreement and modify the representations and warranties of the Company contained in this Agreement.

The Company represents and warrants to and in favour of the Purchaser Parties as follows and acknowledges that the Purchaser Parties are relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)                                 Board Approval.  As of the date hereof, the Board, after consultation with its financial and legal advisors, has unanimously: (i) determined that this Agreement and the Arrangement are in the best interests of the Company; (ii) determined that this Agreement and the Arrangement are fair to the Shareholders; and (iii) resolved to recommend that the Shareholders vote in favour of the Arrangement and directed that such matter be submitted to a vote by each of the Common Shareholders and the Preferred Shareholders at the Company Meeting.  The Board has unanimously approved the Arrangement, the execution and delivery of this Agreement, the transactions contemplated hereby and the performance of the terms hereof by the Company.  The Board has received the Fairness Opinions.

(b)                                 Organization and Qualification of Company and the Company Subsidiaries.  Each of the Company, the Company Subsidiaries and the Company Investees is a corporation or partnership duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, amalgamation or formation, as the case may be, and has the requisite corporate or partnership power and authority, as applicable, to own, lease and operate its assets and to carry on its business as it is now being conducted.  Each of the Company, the Company Subsidiaries and the Company Investees is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration or authorization necessary.  The Disclosure Letter contains a correct and complete list of each jurisdiction where the Company and the Company Subsidiaries and, to the Company’s knowledge, each of the Company Investees, are organized and qualified to do business.

(c)                                  Authority Relative to this Agreement.  The Company has the requisite corporate power and authority to enter into this Agreement and any agreement ancillary hereto and to carry out its obligations hereunder and thereunder.  The execution and delivery of this Agreement by the Company and, subject to the Required Votes, the consummation by the Company of the transactions contemplated by this Agreement and any agreement ancillary hereto, have been duly authorized by the Board, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by it of this Agreement or any agreement ancillary hereto and the consummation by it of the transactions contemplated hereby and thereby, subject, in the case of consummation of the Arrangement, to the receipt of the Required Votes, approval by the Court and delivery of the Articles of Arrangement, a certified copy of the Final Order and such other documents as may be required, to the Director.  This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights generally and to general principles of equity.

(d)                                 Subsidiaries or Interests.  The Company has no subsidiaries other than the Company Subsidiaries. Except as set forth in the Disclosure Letter, the Company has no interest in any other person except the Company Investees. All of the issued and outstanding securities of each of the Company Subsidiaries and, to the Company’s knowledge, of each Company Investee, are duly authorized, validly issued, fully paid and non-assessable and, all such securities of the Company Subsidiaries and the Company Investees held by the Company are owned free and clear of all Liens and are not subject to any proxy, voting trust or other agreement relating to the voting of such securities, and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such securities or any assets of, the Company Subsidiaries or, to the Company’s knowledge, the Company Investees.

(e)                                  Capitalization of Company.  As of the date hereof, the authorized capital of the Company consists of (i) an unlimited number of Common Shares, (ii) an unlimited number of first preferred shares, issuable in series, and (iii) an unlimited number of second preferred shares, issuable in series.  As of the date hereof, (i) 1,036,166,028 Common Shares (including the 4,640,040 Common Shares held in trust to satisfy obligations pursuant to the Company Performance Share Unit Plan) and (ii) 8,000,000 Series 1 Preferred Shares, are issued and outstanding.  In addition, as at the date hereof, the Company has issued and outstanding (i) U.S.$375 million aggregate principal amount of 5.125% notes due 2015, (ii) U.S.$150 million aggregate principal amount of 8.50% notes due 2016, (iii) U.K.£250 million aggregate principal amount of 6.625% notes due 2017, (iv) U.S.$700 million aggregate principal amount of 7.75% notes due 2019, (v) U.S.$600 million aggregate principal amount of 3.75% notes due 2021, (vi) U.S.$300 million aggregate principal amount of 7.25% debentures due 2027, (vii) U.S.$125 million aggregate principal amount of 5.75% notes due 2035, (viii) U.S.$500 million aggregate principal amount of 5.85% notes due 2037, (ix) U.S.$600 million aggregate principal amount of 6.25% notes due 2038, and (x) U.S.$600 million aggregate principal amount of 5.50% notes due 2042 (the series of notes and debentures described in paragraphs (i) through (x) are collectively referred to as the “Notes”).  Other than (i) Company Options providing for the issuance of up to 33,611,292 Common Shares, and (ii) 8,000,000 Series 1 Preferred Shares convertible into 8,000,000 Series 2 Preferred Shares, there are no options, warrants or other rights, plans, agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by the Company of any securities of the Company from treasury (including Common Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of the Company (including Common Shares).  All outstanding Common Shares and Series 1 Preferred Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Common Shares issuable upon the exercise of Company Options and all Series 2 Preferred Shares issuable upon the conversion of Series 1 Preferred Shares in accordance with the terms of such securities shall be duly authorized, validly issued, fully paid and non-assessable and shall not be subject to any pre-emptive rights.  Other than the Common Shares, there are no securities of the Company outstanding which have the right to vote generally with the Common Shareholders on any matter.  The Company has no dividend reinvestment plan.

(f)                                   Equity Monetization Plans.  As of the date hereof, other than 7,566,174 Company Cash Units, 1,000,842 Company DDSUs, 1,931,886 Company EDSUs, 33,611,292 Company Options, 10,537,639 Company PSUs and 11,584,651 Company RSUs, there are no outstanding stock appreciation rights, equity, equity-based, phantom equity, profit sharing plan or similar rights, agreements, arrangements or commitments payable to any director, officer or employee of the Company or the Company Subsidiaries and which are based upon the revenue, value, income or any other attribute of the Company, the Company Subsidiaries, or any of them.  The Disclosure Letter contains a correct and complete list as of the date of this Agreement of all Company Cash Units, Company DDSUs, Company EDSUs, Company Options, Company PSUs and Company RSUs, including the date of grant, term, number and, where applicable, exercise price and vesting schedule.  The Employee Plans disclosed in the Data Room Information contain all information concerning whether the vesting will be accelerated by the execution of this Agreement or consummation of the transactions contemplated hereby or by termination of employment or change of position following consummation of the transactions contemplated hereby.

(g)                                  Outstanding Indebtedness.  As of the date hereof, other than the Notes, the only outstanding Indebtedness for borrowed money of the Company or the Company Subsidiaries (excluding any Indebtedness between the Company, any of the Company Subsidiaries or, to the Company’s knowledge, of the Company Investees), and the only commitments of the Company or the Company Subsidiaries or, to the Company’s knowledge, of the Company Investees, to incur Indebtedness for borrowed money, are set forth in the Disclosure Letter.

(h)                                 No Guarantees.  Except as set forth in the Disclosure Letter, the Company has not guaranteed, endorsed, assumed, indemnified, committed to or accepted any responsibility for any Indebtedness or the performance of any obligation of any person other than a Company Subsidiary or a Company Investee.

(i)                                     Bankruptcy and Insolvency Matters. Except as set forth in the Disclosure Letter, (i) no action or proceeding has been commenced or filed by or, to the knowledge of the Company, against the Company or any of the Company Subsidiaries or, to the Company’s knowledge, either of the Company Investees, which seeks or could reasonably be expected to lead to (A) receivership, bankruptcy, a commercial proposal or similar proceeding of the Company or any of the Company Subsidiaries or any of the Company Investees, (B) the adjustment or compromise of claims against the Company or any of the Company Subsidiaries or any of the Company Investees or (C) the appointment of a trustee, receiver, liquidator, custodian or other similar officer for the Company or any of the Company Subsidiaries or any of the Company Investees or any portion of their assets, and no such action or proceeding has been authorized or is being considered by or on behalf of the Company or any of the Company Subsidiaries or, to the Company’s knowledge, either of the Company Investees, and, to the knowledge of the Company, no creditor, Common Shareholder, Incentive Holder, Noteholder or Preferred Shareholder has threatened to commence or advised that it may commence, any such action or proceeding; and (ii) none of the Company or any of the Company Subsidiaries or, to the Company’s knowledge, either of the Company Investees, (A) has made, or is considering making, an assignment for the benefit of their respective creditors, or (B) has requested, or is considering requesting, a meeting of its respective creditors to seek a reduction, compromise, composition or other accommodation with respect to its respective indebtedness.

(j)                                    No Violations.  Except as set forth in the Disclosure Letter, none of the execution and delivery of this Agreement by the Company, the consummation by the Company of the Arrangement or any of the transactions contemplated by this Agreement or compliance by the Company with any of the provisions hereof will: (i) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which with or without notice or lapse of time or both, would constitute a default) under, or result in granting to a third party, or the right of a third party to exercise, a right of first refusal, first opportunity or other right or option to acquire securities, properties or assets of the Company or any of the Company Subsidiaries or, to the Company’s knowledge, either of the Company Investees, under, or grant to a third party a right to force the Company or any of the Company Subsidiaries or, to the Company’s knowledge, either of the Company Investees, to purchase one or more assets under, or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of the Company or any of the Company Subsidiaries or, to the Company’s knowledge, either of the Company Investees, or cause any Indebtedness of the Company or any of the Company Subsidiaries or, to the Company’s knowledge, either of the Company Investees, to come due before its stated maturity or cause any credit commitment to cease to be available under any of the terms, conditions or provisions of (A) their respective articles of incorporation, amalgamation or association, by-laws or other comparable formation or organizational documents, including the Company’s Organizational Documents and the Company Indentures, (B) the Company Leases, or (C) any note, bond, mortgage, indenture, loan agreement, deed of trust, Lien or other Contract to which the Company or any of the Company Subsidiaries or, to the Company’s knowledge, either of the Company Investees, is a party or to which any of them, or any of their respective properties or assets, may be subject or by which the Company or any of the Company Subsidiaries is bound; or (ii) subject to obtaining the Required Votes and the Regulatory Approvals (and compliance with the terms thereof) and except for complying with applicable corporate, securities, competition and antitrust Laws, (A) violate any Law applicable to the Company or any of the Company Subsidiaries or, to the Company’s knowledge, either of the Company Investees, or any of their respective properties or assets, or (B) cause the suspension or revocation of any Company Lease or Permit currently in effect or give any person the right to suspend or revoke the same; or (iii) result in any restriction on the Company or any of the Company Subsidiaries or, to the Company’s knowledge, either of the Company Investees, from engaging in their respective businesses, as now conducted, or from competing with any person or in any geographical area and does not and will not trigger or cause to arise any rights of any person under any contract or arrangement to restrict the Company or any of the Company Subsidiaries or, to the Company’s knowledge, either of the Company Investees, from engaging in their respective businesses, as now conducted (except, in the case of each of clauses (i), (ii) and (iii) above, for such violations, conflicts, breaches, defaults, terminations, restrictions, suspensions, revocations, causes, accelerations or creations of Liens or other encumbrances which, or any consents, approvals or notices which if not given or received, would not have a Material Adverse Effect or prevent, materially impede or significantly delay the ability of the Company to consummate the Arrangement), and (iv) other than in connection with or in compliance with the provisions of applicable Laws, inclusive of obtaining any required Regulatory Approvals, or which are required to be filed post-Arrangement and except for the requisite approval of the Shareholders, (A) there is no legal impediment to the Company’s consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any Governmental Entity is required by the Company in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect, or prevent, materially impede or significantly delay the ability of the Company to consummate the Arrangement.

(k)                                 Funds Available.  The Company has sufficient funds available to pay the Termination Fee pursuant to Section 7.3 [Agreement as to Damages].

(l)                                     Shareholder Rights Plan Agreement.  Other than the Company SRP, the Company has no shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Common Shares or other securities of the Company or other rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or in connection with the Arrangement.  The entering into of this Agreement, the Arrangement, the Lock-Up Agreements and the completion of the transactions contemplated hereby shall not result in the separation of the rights under the Company SRP or in any Common Shareholder or other person being entitled to exercise or be granted any right to acquire any security or other interest under the Company SRP.

(m)                             Compliance with Laws.  Except as set forth in the Disclosure Letter, the Company and the Company Subsidiaries and, to the Company’s knowledge, the Company Investees, have complied with and are not in violation of any applicable Laws, except where such non compliance or violations would not (individually or in the aggregate) have a Material Adverse Effect.  To the Company’s knowledge, no material change is required in the Company’s or any of the Company Subsidiaries’ or either of the Company’s Investee’s processes, properties or procedures in connection with any such Laws, and neither the Company nor any of the Company Subsidiaries nor, to the Company’s knowledge, either of the Company Investees, has received any notice or communication of any material non-compliance with any such Laws that has not been cured as of the date of this Agreement.

(n)                                 Reporting Status and Securities Laws Matters.

(i)            The Company is a “reporting issuer” or has equivalent status in all provinces and territories of Canada, is not on the list of reporting issuers in default under the Securities Laws in any province or territory of Canada, and is in compliance, in all material respects, with all Securities Laws.  No delisting of, suspension of trading in or cease trading order with respect to any securities of the Company and, to the knowledge of the Company no inquiry or investigation (formal or informal) of any Securities Authority, or any enforcement action by any Securities Authority, is in effect or ongoing or, to the knowledge of the Company, expected to be implemented or undertaken against the Company.  The Company has disclosed in writing all material correspondence between the Securities Authorities, on the one hand, and the Company or any of the Company Subsidiaries or, to the Company’s knowledge, either of the Company Investees, on the other hand, since January 1, 2014, through the date of this Agreement and shall provide to the Purchaser Parties any further such correspondences through to the Effective Date.

(ii)           The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the U.S. Exchange Act or the U.S. Securities Act since January 1, 2012.  The Company’s Public Disclosure Record filed with or furnished to the SEC, at the time of such filing or furnishing complied or, if not yet filed or furnished, shall comply in all material respects with the applicable requirements of the U.S. Securities Act, the U.S. Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Company’s Public Disclosure Record filed with or furnished to the SEC.  As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the forms, statements, certifications, reports and documents included in the Company’s Public Disclosure Record filed with or furnished to the SEC did not, and any such forms, statements, reports and documents so filed or furnished subsequent to the date of this Agreement shall not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(iii)          The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the U.S. Exchange Act.  Such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents.  The Company maintains internal control over financial reporting.  Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company Assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that material receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company Assets that could have a material effect on its financial statements.  Except as disclosed in the Company’s Public Disclosure Record prior to the date of this Agreement, (A) there are no significant deficiencies in the design or operation of the Company’s internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and audit committee of the Board of any material weaknesses in internal control over financial reporting and (B) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting of the Company.  The Company has disclosed in writing (i) a summary of any such disclosure made by management to the Company’s auditors and audit committee since January 1, 2012 and (ii) any communication since January 1, 2012 made by management or the Company’s auditors to the audit committee of the Board required or contemplated by listing standards of the Exchanges, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board.

(iv)          Since December 31, 2013, none of the Company or any of the Company Subsidiaries or, to the Company’s knowledge, either Company Investee or any director, officer, employee, auditor, accountant or representative of the Company or any of the Company Subsidiaries or Company Investees has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion, expression of concern or claim from any source, whether written or oral, regarding the accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or Company Investee, including any material complaint, allegation, assertion, expression of concern or claim from any source that the Company or any Company Subsidiary or Company Investee has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the Board or the audit committee of the Board.

(v)           The Disclosure Letter sets forth a summary of all complaints or concerns relating to accounting, internal accounting controls or auditing matters made since January 1, 2012 through the Company’s whistleblower hot line or equivalent system for receipt of employee concerns regarding possible violations of Law.  No person has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar material violation by the Company, any of the Company Subsidiaries or, to the knowledge of the Company, the Company Investees, or any of their respective officers, directors, employees, agents or independent contractors to an officer of the Company, the audit committee (or other committee designated for the purpose) of the Board or the Board.

(o)                                 Reports.  The documents comprising the Company’s Public Disclosure Record: (i) did not at the time filed with Securities Authorities or, as applicable, the time of becoming effective, contain any untrue statement of a material fact and did not omit any data or information required to be stated therein or necessary to make the statements therein, not misleading in light of the circumstances under which they were made; and (ii) included all documents required to be filed in accordance with Securities Laws with the Securities

Authorities and the Exchanges and complied, in all material respects, with Securities Laws.  The Company has timely filed with the Securities Authorities all forms, reports, schedules, statements and other documents required to be filed by the Company with the Securities Authorities, and all such forms, reports, schedules, statements and other documents complied in all material respects with all applicable Laws.

(p)                                 Information.  The Data Room Information (i) is complete in all material respects except as set forth in the Disclosure Letter, (ii) does not contain a misrepresentation, and (iii) does not omit any data or information necessary to make the data and information provided, taken as a whole, not misleading in any material respect.

(q)                                 Company Financial Statements. (i) The Company’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2013 and 2012, including the notes thereto (the “Annual Financials”) were prepared in accordance with IFRS consistently applied (except as otherwise indicated in such financial statements and the notes thereto or in the related report of the Company’s independent auditors); and (ii) the Company’s unaudited consolidated financial statements as at and for the three and nine-months ended September 30, 2014 (including the notes thereto) (collectively, the “Interim Financials” and, together with the Annual Financials, the “Company Financial Statements”) were prepared in accordance with IFRS consistently applied (except as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Company’s independent auditors), and in each case fairly present in all material respects the consolidated financial position, results of operations and cash flows of the Company and the Company Subsidiaries as of the dates thereof and for the periods indicated therein and reflect reserves required by GAAP and by IFRS, as applicable, in respect of all material contingent liabilities, if any, of the Company and the Company Subsidiaries on a consolidated basis.  There have been no material changes in the Company’s accounting policies since September 30, 2014.

(r)                                    No Undisclosed Material Liabilities.  Except: (i) as set forth in the Disclosure Letter or as disclosed or reflected in the Company Financial Statements; and (ii) for liabilities and obligations (A) incurred in the ordinary course of business consistent with past practice since December 31, 2013, (B) pursuant to the terms of this Agreement, or (C) publicly disclosed in the Company’s Public Disclosure Record prior to the date hereof, the Company has not incurred any material liabilities of any nature, whether accrued, contingent or otherwise, which would be required by GAAP or IFRS, as applicable, to be reflected on a consolidated balance sheet of the Company as of the date hereof to the knowledge of the Company, and there are no other facts or circumstances that could reasonably be expected to result in any claims against, or obligations or liabilities of, the Company or any of the Company Subsidiaries or, to the Company’s knowledge, either of the Company Investees, including those relating to environmental and occupational safety and health matters, except for those that would not, individually or in the aggregate, have a Material Adverse Effect.

(s)                                   Off-Balance Sheet Arrangements.  Except as set forth in the Disclosure Letter, none of the Company, the Company Subsidiaries or, to the Company’s knowledge, the Company Investees, is a party to any off-balance sheet arrangements, as that term is understood under GAAP and/or IFRS, as applicable.

(t)                                    Books, Records and Disclosure Controls.  The management of the Company has established and maintained a system of disclosure controls and protocols designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under the Securities Laws is recorded, processed, summarized and reported within the time periods specified in the Securities Laws.  Such disclosure controls and protocols include controls and protocols designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under the Securities Laws is accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer (or persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.  Except as set forth in the Disclosure Letter, the Company’s and each of the Company Subsidiaries’ and, to the Company’s knowledge, each of the Company Investee’s, corporate records and minute books have been maintained in compliance with applicable Laws and are complete and accurate in all material respects.

(u)                                 Absence of Certain Changes.  Since December 31, 2013, other than as disclosed in the Company’s Public Disclosure Record, the Company, each of the Company Subsidiaries and, to the Company’s knowledge, each of the Company Investees, has conducted their business in the ordinary course of business consistent with past practice, except for the transactions contemplated by this Agreement, and, except as has been disclosed in the Company’s Public Disclosure Record and in the Disclosure Letter, there has not been:

(i)            any change in the financial condition, properties, assets, liabilities, business or results of their operations, prospects or any circumstance, occurrence or development (including any adverse change with respect to any circumstance, occurrence or development existing on or prior to December 31, 2013) which has had or could reasonably be expected to have (individually or in the aggregate) a Material Adverse Effect;

(ii)           any material damage, destruction or other casualty loss with respect to any material Company Asset, whether or not covered by insurance;

(iii)          other than regular quarterly dividends, any declaration, setting aside or payment of any dividend or other distribution with respect to any shares or other securities of the Company or any of the Company Subsidiaries (except for dividends or other distributions by any Company Subsidiary to the Company or to any other Company Subsidiary), or, to the Company’s knowledge, of either of the Company Investees, or any repurchase, redemption or other acquisition by the Company or any of the Company Subsidiaries or, to the Company’s knowledge, by either of the Company Investees, of any outstanding shares or other securities of the Company or any of the Company Subsidiaries or Company Investees;

(iv)                              any material change in any method of accounting or accounting practice by the Company or any of the Company Subsidiaries or, to the Company’s knowledge, by either of the Company Investees;

(v)                                 (A) any increase in the compensation payable or to become payable to its officers or employees (except for increases in the ordinary course of business consistent with past practice) or (B) any establishment, adoption, entry into or amendment of any collective bargaining, bonus, profit sharing, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except to the extent required by applicable Laws; or

(vi)                              any agreement to do any of the foregoing listed in clauses (i) through (v).

(v)                                 Litigation.  There are no claims, actions, enquiries, applications, suits, demands, arbitrations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations (i) pending or, to the Company’s knowledge, threatened, against the Company or any of the Company Subsidiaries, or (ii) to the Company’s knowledge, pending or threatened against either of the Company Investees (collectively, “Legal Actions”) and, to the knowledge of the Company, no facts or circumstances exist that could reasonably be expected to form the basis of a Legal Action against (i) the Company or any of the Company Subsidiaries or Company Investees or against any of their respective property or assets at law or in equity before or by any Governmental Entity or (ii) any director or officer of the Company or any of the Company Subsidiaries or Company Investees or any Company Employee or any employee of a Company Investee, which Legal Actions would in either case, individually or in the aggregate, if adversely determined, have a Material Adverse Effect.  All material Legal Actions of which the Company has knowledge and the nature and quantum of all such Legal Actions have been disclosed in the Disclosure Letter.  None of the Company, any of the Company Subsidiaries or, to the Company’s knowledge, the Company Investees, nor their respective assets or properties (based upon the Company’s knowledge in the case of Company Investee Assets) is subject to any outstanding judgment, order, writ, injunction or decree that has a Material Adverse Effect, or may prevent, materially impede or significantly delay the consummation of the transactions contemplated by this Agreement.

(w)                               Taxes.  Except as set forth in the Disclosure Letter, (i) the Company and each of the Company Subsidiaries and, to the Company’s knowledge, the Company Investees, has (A) duly and timely filed, or caused to be filed, all Tax Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Tax Returns are true, complete and correct in all material respects and have not been amended, (B) paid on a timely basis all Taxes and all assessments and reassessments of Taxes due on or before the date hereof (whether or not shown on any Tax Return), other than Taxes which are being or have been contested in good faith and for which adequate accruals have been provided in the Company Financial Statements, (C) duly and timely withheld, or caused to be withheld all Taxes required or permitted by Law to be withheld by it (including Taxes and other amounts required or permitted to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account of any person, including any present or former employees, officers or directors and any persons who are non-residents of Canada for the purpose of the Tax Act) and duly and timely remitted, or caused to be remitted to the appropriate Tax authority such Taxes required by Law to be remitted by it, and (D) duly and timely collected, or caused to be collected any sales or transfer Taxes, including goods and services, harmonized sales and provincial or territorial sales Taxes, required by Law to be collected by it and duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it; (ii) the unpaid Taxes of the Company, the Company Subsidiaries and, to the Company’s knowledge, the proportion of Taxes of the Company Investees, which the Company is required by GAAP to report, did not, as of the date of the Company Financial Statements, exceed the reserves and provisions for Taxes accrued but not yet due as reflected in the Company Financial Statements, and

Taxes payable by the Company, the Company Subsidiaries and the proportion of Taxes of the Company Investees, which the Company is required by GAAP to report, as of the Closing Date shall not exceed such reserves and provisions for Taxes as adjusted through the Closing Date in accordance with the past custom and practice of the Company and the Company Subsidiaries and Company Investees; (iii) (A) there are no audits or investigations in progress, pending or, to the knowledge of the Company, threatened by any Governmental Entity with respect to Taxes against the Company, any of the Company Subsidiaries or, to the knowledge of the Company, the Company Investees or any of their respective assets, and (B) no deficiencies, litigation, proposed adjustments or matters in controversy with respect to any Taxes have been asserted or have been raised by any Governmental Entity which remain unresolved at the date hereof, and no action or proceeding for assessment or collection of any Taxes has been taken, asserted or threatened, against the Company or any of the Company Subsidiaries or, to the knowledge of the Company, the Company Investees or any of their respective assets, except, in each case, as are being contested in good faith and for which adequate accruals in the case of the Company Investees, the proportion thereof which the Company is required by GAAP to report have been provided in the Company Financial Statements; (iv) there are no currently effective elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes of, or the filing of any Tax Return or any payment of any Taxes by, the Company, any of the Company Subsidiaries or, to the Company’s knowledge, the Company Investees; (v) the Company is a “taxable Canadian corporation” as defined in the Tax Act; (vi) there are no Liens for Taxes upon any of the Company Assets and the assets of any of the Company Subsidiaries or, to the Company’s knowledge, the Company Investee Assets, other than Permitted Liens; (vii) the Company and the Company Subsidiaries and, to the Company’s knowledge, the Company Investees, are each in compliance with the Laws of Canada and any province, municipality or other subdivision thereof and the Laws of all other countries in which they operate, pay or are required to pay Taxes and file or are required to file Tax Returns, including any documentation and recordkeeping requirements thereunder, applicable to transfer pricing and the allocation of income and deductions and transactions among related taxpayers; (viii) none of the Company, any of the Company Subsidiaries or, to the Company’s knowledge, the Company Investees, is a party to any indemnification, allocation or sharing agreement with respect to Taxes that could give rise to a payment or indemnification obligation (other than agreements among the Company, the Company Subsidiaries and the Company Investees, and as disclosed in writing); (ix) no amount in respect of any outlay or expense that is deductible for the purposes of computing the income of the Company, any of the Company Subsidiaries or, to the Company’s knowledge, the Company Investees, for Tax purposes has been owing by the Company, any of the Company Subsidiaries or the Company Investees, as the case may be, for longer than two (2) years to a person not dealing at arm’s length (for the purposes of the Tax Act) with the Company, any such Company Subsidiary or Company Investee at the time the outlay or expense was incurred; (x) there are no circumstances which exist and would result in, or which have existed and resulted in, section 17, section 18(4), section 78 or sections 80 to 80.04 of the Tax Act or the equivalent Laws of any other jurisdiction applying to the Company, any of the Company Subsidiaries or, to the Company’s knowledge, the Company Investees; (xi) none of the Company, any of the Company Subsidiaries or, to the Company’s knowledge, the Company Investees, has either directly or indirectly transferred a material amount of property to or supplied a material amount of services to or acquired a material amount of property or services from a person with whom it was not dealing at arm’s length (for the purposes of the Tax Act) for consideration other than consideration equal to the fair market value of the property or services at the time of the transfer, supply or acquisition of the property or services; and (xii) the Company will not be required, as a result of (A) a change in accounting method for a tax period beginning on or before the Closing Date, to include any adjustment in taxable income for any tax period beginning on or after the Closing Date, or (B) any closing agreement, to include any item of income in or exclude any item of deduction from any tax period beginning on or after the Closing Date; (xiii) no closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings have been entered into or issued by any Governmental Entity with respect to the Company, any of the Company Subsidiaries or, to the Company’s knowledge, the Company Investees; (xiv) to the knowledge of the Company, no claim has been made by any Governmental Entity in a jurisdiction where none of the Company, any of the Company Subsidiaries or, to the Company’s knowledge, the Company Investees files a Tax Return that it or they are or may be subject to taxation by that jurisdiction; and (xv) none of the Company, any of the Company Subsidiaries or, to the Company’s knowledge, the Company Investees, has participated in any “reportable transactions” within the meaning of Treasury Regulations Section 1.6011-4.

(x)                                 Intellectual Property. (i) The Company and each Company Subsidiary and, to the Company’s knowledge, each Company Investee, owns with good and valid title thereto, free and clear of all Liens, or have the full right and authority to use, and to continue to use, the Intellectual Property currently owned or used in connection with the operation, conduct and maintenance of their respective businesses in the manner presently and historically operated, conducted and maintained (collectively, “Company Intellectual Property”); (ii) neither the operation, conduct or maintenance by the Company, any Company Subsidiary or, to the Company’s knowledge, Company Investee, of its respective business in the manner presently and historically operated, conducted and maintained, nor the use by the Company, any Company Subsidiary or, to the Company’s knowledge, Company Investee, of any Company Intellectual Property in respect thereto infringes, misappropriates, misuses or violates the Intellectual Property Rights or any other rights of any third party, or breaches any duty or obligation owed to any third party; (iii) none of the Company, any Company Subsidiary or, to the Company’s knowledge, Company Investee, has received any notice, complaint, threat or claim alleging: (a) the infringement, misappropriation, misuse or violation of any Intellectual Property Right or other right of any third party or breach of any duty or obligation owed to any third party; or (b) that the Company, any Company Subsidiary or Company Investee does not own any Company Intellectual Property or, in the case of Company Intellectual Property which is licensed to the Company, any Company Subsidiary or Company Investee, that the Company, any Company Subsidiary or Company Investee does not have the right to use any Intellectual Property (including any Company Intellectual Property) in connection with the operation, conduct and maintenance of their respective business in the manner presently and historically operated, conducted and maintained; (iv) the Company, each Company Subsidiary and, to the Company’s knowledge, Company Investee, has used reasonable commercial efforts (including measures to protect secrecy and confidentiality, where appropriate) to protect the Company Intellectual Property; (v) the Information Technology of the Company, any Company Subsidiary or, to Company’s knowledge, Company Investee adequately satisfies the data processing and other computing needs of the respective businesses and operations of the Company, such Company Subsidiary or Company Investee as presently and historically operated, conducted and maintained; (vi) the Company, each Company Subsidiary and, to the Company’s knowledge, Company Investee, uses reasonable commercial efforts to protect the security and integrity of the Information Technology it owns, licenses, uses or holds for use; and (vii) the Company, each Company Subsidiary and, to the Company’s knowledge, Company Investee, has procedural, physical and technological safeguards (including disaster recovery and business continuity plans), which are adequate to properly ensure the protection of their respective business.

(y)                                 Personal Property.  The Company, the Company Subsidiaries and, to the Company’s knowledge, the Company Investees, have good and valid title to, or a valid and enforceable leasehold interest in, all personal property owned or leased by it or them in connection with the Company Assets or Company Investee Assets, as applicable, except as would not, individually or in the aggregate, have a Material Adverse Effect.  Neither the Company’s nor any of the Company Subsidiaries’ or Company Investee’s ownership of or leasehold interest in any such personal property (based upon the Company’s knowledge in the case of personal property of a Company Investee) is subject to any Liens, except for Permitted Liens and Liens that would not, individually or in the aggregate, have a Material Adverse Effect.

(z)                                  Contracts. All Contracts and other rights and authorizations, in each case material to the conduct of the business of the Company, any of the Company Subsidiaries or, to the Company’s knowledge, the Company Investees, have been provided in the Data Room Information, including those Contracts which, if entered into or amended or waived after the date of this Agreement, would be prohibited by Section 5.1(f) [Covenants of the Company Regarding the Conduct of Business], and (i) such Contracts are valid and binding obligations of the Company, the Company Subsidiaries or, to the Company’s knowledge, the Company Investees, as applicable, and, to the Company’s knowledge, the valid and binding obligations of each other party thereto except for such Contracts which if not so valid and binding would not, individually or in the aggregate, have a Material Adverse Effect, (ii) none of the Company, the Company Subsidiaries or, to the Company’s knowledge, the Company Investees or any of the other parties thereto, is in breach or violation of, or default under (in each case, with or without notice or lapse of time or both) any such Contract and none of the Company, any of the Company Subsidiaries or, to the Company’s knowledge, the Company Investees, has received or given any notice of a material default under any such Contract which remains uncured which violation or breach would, individually or in the aggregate, have a Material Adverse Effect, and (iii) to the knowledge of the Company, there exists no state of facts which after notice or lapse of time or both would constitute a default or breach of such Contract or entitle any party to terminate, accelerate, modify or cause a default under, or trigger any pre-emptive rights or rights of first refusal under, any such Contracts which would, individually or in the aggregate, have a Material Adverse Effect.

(aa)                          Title.  Although it does not warrant title, the Company does not have any reason to believe that the Company, the Company Subsidiaries and the Company Investees do not have good and marketable title to or the right to produce and sell their petroleum, natural gas and related hydrocarbons (for the purpose of this Section 3.1(aa), the foregoing are referred to as the “Interests”) and does represent and warrant that the Interests are free and clear of all Liens (other than Permitted Liens) created by, through or under the Company, the Company Subsidiaries and the Company Investees except as disclosed in a governmental registry or those arising in the ordinary course of business, which are not material individually or in the aggregate, and that it holds its Interests under valid and subsisting leases, licenses, Permits, concessions, concession agreements, contracts, subleases, reservations or other agreements (collectively, the “Company Leases”), except where the failure to hold such rights in the event of such adverse claims or the failure to so hold its Interests would not, in the aggregate, have a Material Adverse Effect.

(bb)                          Permits.  The Company and the Company Subsidiaries and, to the Company’s knowledge, the Company Investees, have obtained, and are in compliance with, all Permits required by applicable Laws necessary to conduct their respective businesses and to operate and maintain the Company Assets, except where the failure to have obtained or complied with such Permits would not have a Material Adverse Effect.  No material Permits will be impaired or otherwise adversely affected by the entering into of this Agreement or the consummation of the Arrangement, except where such impairment or effect would not have a Material Adverse Effect.

(cc)                            Material Authorizations.  Except as set forth in the Disclosure Letter, all agreements, Permits, plans, certificates and other rights material to the Company and the Company Subsidiaries or, to the Company’s knowledge, to the Company Investees, and to conducting their respective businesses, as now conducted, are valid and subsisting and none of the Company or the Company Subsidiaries or, to the Company’s knowledge, the Company Investees, is in material default under any such agreements, Permits, plans, certificates and other rights and authorizations.  Except as set forth in the Disclosure Letter, no agreements, Permits, plans, certificates and other rights and authorizations material to the Company and the Company Subsidiaries or, to the Company’s knowledge, to the Company Investees, and to conducting their respective businesses, as now conducted, will be impaired or otherwise adversely affected by the entering into of this Agreement or the consummation of the Arrangement except where it would not have a Material Adverse Effect.

(dd)                          Reserves Report.  To the knowledge of the Company, the Reserves Report complies with the requirements of NI 51-101 (including the requirements of the COGEH), as modified by the exemption order granted by the Securities Authorities dated December 17, 2010 in respect of certain requirements under NI 51-101, and the results thereof have been disclosed in accordance with NI 51-101 in all material respects.  Except with respect to changes in commodity prices and changes due to production in the ordinary course and dispositions of Company Assets or Company Investee Assets, the Company has no knowledge of any material adverse change in the information used to prepare the Reserves Report, taken as a whole, since the date that such information was provided, including no material reduction in the amount of estimated hydrocarbon reserves of the Company or any of the Company Subsidiaries, either in aggregate or by individual reserve category, from the amounts set forth in the Company’s Public Disclosure Record.  To the knowledge of the Company, the Reserves Report reasonably presented the quantity and pre-tax present worth values of the oil and gas reserves of the Company Assets as at December 31, 2013 based upon information available at the time the Reserves Report was prepared and the assumptions as to commodity prices and costs contained therein. All independent engineering reports with respect to the Company’s principal properties as at December 31, 2013 or any date thereafter and prior to the date of this Agreement have been included in the Data Room Information.

(ee)                            Operational Matters.  Except as would not, individually or in the aggregate, have a Material Adverse Effect, all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect Company Assets have been: (i) duly paid; (ii) duly performed; or (iii) provided for prior to the date hereof.

(ff)                              Operation and Condition of Company Wells.  Except as set forth in the Disclosure Letter and except as would not, individually or in the aggregate, have a Material Adverse Effect, all of the Company Wells for which the Company or any of the Company Subsidiaries or, to the Company’s knowledge, either of the Company Investees: (i) was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent petroleum industry practices and field conservation principles generally followed by the international petroleum industry, and all applicable Laws; and (ii) was not or is not operator, have, to the Company’s knowledge, been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent petroleum industry practices and field conservation principles generally followed by the international petroleum industry, and all applicable Laws.

(gg)                            [Intentionally deleted.]

(hh)                          Take or Pay Obligations.  Except as set forth in the Disclosure Letter, neither the Company nor any of the Company Subsidiaries has any take or pay obligations of any kind or nature whatsoever.

(ii)                                  Operation and Condition of Tangibles.  Except as set forth in the Disclosure Letter and except as would not, individually or in the aggregate, have a Material Adverse Effect, all tangible depreciable property or assets located within, on or about the Company Assets were or have been constructed, operated and maintained in accordance with good and prudent petroleum gas industry practices and field conservation principles generally followed by the international petroleum industry, and all applicable Laws during all periods in which the Company or any of the Company Subsidiaries or, to the Company’s knowledge, the Company Investees, was the operator thereof and are in good condition and repair, ordinary wear and tear excepted, and are useable in the ordinary course of business.

(jj)                                No Expropriation. Except as set forth in the Disclosure Letter, since January 1, 2010 no Company Assets or Company Investee Assets have been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced or threatened nor, to the knowledge of the Company, is there any intent or proposal to give any such notice or to commence any such proceeding.

(kk)                          Restrictions on Business Activities.  There is no agreement, judgment, injunction, order or decree binding upon the Company, any of the Company Subsidiaries or, to the Company’s knowledge, Company Investee, that has or could reasonably be expected to have the effect of materially prohibiting, restricting or impairing any material business practice of the Company, any of the Company Subsidiaries or Company Investees, any material acquisition of property by the Company, any of the Company Subsidiaries or Company Investees or the conduct of any material business by the Company, any of the Company Subsidiaries or Company Investees, as now conducted.

(ll)                                  Employee Plans.

(i)                                     The Disclosure Letter lists all material Employee Plans. The Company has included in the Data Room Information true, correct and complete copies of all such material Employee Plans, as amended. Except as set forth in the Disclosure Letter or as required by Law, since January 1, 2014 no commitments to improve or otherwise amend any Employee Plan, or to establish any new Employee Plan, have been made.

(ii)                                  Each Employee Plan is and has been established, registered (where required), qualified, amended, funded, invested and, in all material respects, administered in accordance with all applicable Laws and in accordance with its terms.  No fact exists which could adversely affect the registered status of any such Employee Plan. None of the Company and, as applicable, the Company Subsidiaries and, based on the Company’s knowledge in the case of a Company Investee, nor any delegate or agent of any of them, have breached any fiduciary obligation with respect to the administration or investment of any Employee Plan.

(iii)                               Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the Internal Revenue Service with respect to its qualified status under the Code or has pending or has time remaining in which to file an application for such determination or opinion letter, and there are no facts or circumstances that exist that would, in the aggregate, reasonably be likely to give rise to the revocation of such qualified status.

(iv)                              Except as set forth in the Disclosure Letter, there are no pension plans (including any multi-employer or multi-unit pension plans and any plans subject to Title IV of ERISA or Section 412 of the Code) that are maintained by or binding upon the Company, any of the Company Subsidiaries or any ERISA Affiliate or, to the Company’s knowledge, either Company Investee, or in respect of which the Company, any of the Company Subsidiaries or any ERISA Affiliate or, to the Company’s knowledge, either Company Investee, has any actual or potential liability (including withdrawal liability) or contributes or is or was at any time required to contribute.

(v)                                 All contributions, premiums, taxes or other amounts required to be made or paid or remitted by the Company or any of the Company Subsidiaries or, to the Company’s knowledge, either of the Company Investees, as the case may be, under the terms of each Employee Plan or by applicable Laws in respect of the Employee Plans have been made in a timely fashion in accordance with applicable Laws and the terms of the applicable Employee Plan.

(vi)                              Except as provided by the terms of a pension plan and except as set forth in the Disclosure Letter, no Employee Plan provides any post-retirement or post-employment benefits to Company Employees, former employees or their dependants or beneficiaries, or, to the Company’s knowledge, current or former employees of a Company Investee or their dependants or beneficiaries.

(vii)                           None of the Company, the Company Subsidiaries or, to the Company’s knowledge, the Company Investees, nor any Employee Plan, is subject to any pending, or to the knowledge of the Company, threatened, material investigation, examination or other proceeding, action, suit or claim initiated by any Governmental Entity or by any other person relating to an Employee Plan (other than routine claims for benefits) and, to the knowledge of the Company, there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action, suit or claim or to affect the registration or qualification of any Employee Plan required to be registered or qualified.

(viii)                        To the Company’s knowledge, all employee data necessary to administer each Employee Plan is in the possession of the Company or, in the case of an Employee Plan of a Company Investee, the Company Investee, or its agents, and is in a form which is sufficient for the proper administration of the Employee Plan in accordance with its terms and all applicable Laws and such data is complete and correct in all material respects.

(ix)                              Except as expressly contemplated or permitted by this Agreement, or except as set forth in the Disclosure Letter, none of the execution and delivery of this Agreement by the Company or consummation of the Arrangement or compliance by the Company with any of the provisions hereof shall or may (either alone or in conjunction with another event):  (A) result in any payment (including severance, retention, unemployment compensation, bonuses or otherwise) becoming due to any current or former director, officer or Company Employee or, to the Company’s knowledge, employees of either of the Company Investees, (B) result in any increase or acceleration of contributions, liabilities or benefits, or acceleration of the time of payment or vesting, under any Employee Plan, (C) trigger any restriction with respect to the ability to amend or terminate an Employee Plan, (D) result in the forgiveness of any indebtedness, or (E) result in any payments under any Employee Plan or otherwise that would not be deductible under Section 280G of the Code.

(x)                                 Except as set forth in the Disclosure Letter, no Employee Plan has any material liabilities thereunder which are not otherwise fully funded, if applicable, or being funded or secured in accordance with its terms and all applicable Laws and all such liabilities of the Employee Plans are properly accrued and reflected under the Company Financial Statements as of the date thereof.

(xi)                              None of the Company or any of the Company Subsidiaries or, to the Company’s knowledge, either of the Company Investees, has any obligation (current or contingent) to compensate any individual for excise taxes, interest or penalties paid pursuant to Sections 409A or 4999 of the Code.

(mm)                  Insurance.  Except as set forth in the Disclosure Letter, the Company and the Company Subsidiaries and, to the Company’s knowledge, the Company Investees, maintain policies or binders of insurance as disclosed in writing, which contains a description of all rights to indemnification now existing in favour of present or former officers and directors of the Company or any of the Company Subsidiaries or, to the Company’s knowledge, either of the Company Investees, that arise in connection with their serving as directors or officers of the Company or any such subsidiary or Company Investee, except for any rights of indemnification that are included in the Company’s or any of the Company Subsidiaries’ or Company Investee’s articles, by-laws, other comparable organizational documents or indemnity agreements with the directors and officers of the Company.  With respect to each insurance policy issued in favour of the Company or any of the Company Subsidiaries or, to the Company’s knowledge, either of the Company Investees, or pursuant to which the Company or any of the Company Subsidiaries or, to the

Company’s knowledge, either of the Company Investees, is a named insured or otherwise a beneficiary under an insurance policy: (i) the policy is in full force and effect and all premiums due thereon have been paid; (ii) none of the Company or any of the Company Subsidiaries or, to the Company’s knowledge, either of the Company Investees, is in breach or default, and none of the Company or any of the Company Subsidiaries or, to the Company’s knowledge, either of the Company Investees, has taken any action, or failed to take any action that, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any such policy (except as described in clause (iv)), (iii) to the knowledge of the Company, no insurer on any such policy has been declared insolvent or placed in receivership, debt restructuring proceedings or liquidation, and no notice of cancellation or termination has been received by the Company or any of the Company Subsidiaries or Company Investees with respect to any such policy; (iv) to the knowledge of the Company, none of such policies will terminate or lapse by reason of the transactions contemplated by this Agreement, other than in respect of policies for which the Company shall, simultaneous with any such termination or lapse, enter into replacement policies providing coverage equal to or greater than the current coverage provided by such policies; (v) no insurer under any such policy has cancelled or generally disclaimed liability under any such policy or indicated any intent to do so or not to renew any such policy; and (vi) there is no material claim by the Company or any of the Company Subsidiaries or, to the Company’s knowledge, either of the Company Investees, pending under any such policy that has been denied or disputed by the insurer.

(nn)                          Related Party Transactions.  None of Company, any of the Company Subsidiaries or, to the Company’s knowledge, the Company Investees, is indebted to any director, officer, employee or agent of, or independent contractor to, the Company, any of the Company Subsidiaries or Company Investees, or any of their respective affiliates or associates (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses).  No director, officer, employee or agent of the Company, any of the Company Subsidiaries or, to the Company’s knowledge, the Company Investees, or any of their respective affiliates or associates, is a party to any loan, contract, arrangement or understanding or other transactions with the Company, any of the Company Subsidiaries or, to the Company’s knowledge, the Company Investees, required to be disclosed pursuant to Securities Laws.

(oo)                          Environment.

(i)                                     Each of the Company, the Company Subsidiaries and, to the Company’s knowledge, the Company Investees, is in compliance, in all material respects, with all, and has not violated, in any material respect, any, Environmental Laws.

(ii)                                  (A) none of the Company, the Company Subsidiaries or, to the Company’s knowledge, the Company Investees, has Released, and, to the knowledge of the Company, no other person has Released, any Hazardous Substances (in each case except in compliance with applicable Environmental Laws) or any Substances in contravention of Environmental Law on, at, in, under or from any of the immovable properties, any real properties (including the workplace environment), or any lands comprising and/or connected with the Company Assets currently or previously owned, leased or operated by the Company, the Company Subsidiaries or, to the Company’s knowledge, the Company Investees, in a manner that could result in material liability under Environmental Laws, and

(B) to the knowledge of the Company, there are no Hazardous Substances or other conditions that could reasonably be expected to result in material liability of or adversely affect the Company or the Company Subsidiaries under or related to any Environmental Law on, at, in, under or from any of the immovable properties, any real properties (including the workplace environment), or any lands comprising and/or connected with the Company Assets currently or previously owned, leased or operated by the Company, the Company Subsidiaries or, to the Company’s knowledge, the Company Investees, or any third party property.

(iii)                               All material Releases pertaining to or affecting the Company Assets have been reported to the appropriate Governmental Entity to the extent required by Environmental Laws.

(iv)                              There are no material pending claims or, to the knowledge of the Company, threatened claims, against the Company, any of the Company Subsidiaries or, to the Company’s knowledge, the Company Investees, arising out of any Environmental Laws.

(v)                                 The Company is not aware of, nor has it received: (A) any order or directive which relates to environmental matters which requires any material work, repairs, construction, or capital expenditures; or (B) any demand or notice with respect to the material breach of any Environmental Law applicable to the Company, any of the Company Subsidiaries or Company Investees or the Company Assets, including, without limitation, any regulations respecting the use, storage, treatment, transportation or disposition of Hazardous Substances.

(vi)                              No Liens, other than Permitted Liens, in favour of a Governmental Entity arising under Environmental Laws, are pending or, to the knowledge of the Company, threatened, affecting, in any material respect, the Company, any of the Company Subsidiaries or, to the Company’s knowledge, the Company Investees, or any real property owned or leased by the Company, the Company Subsidiaries or, to the Company’s knowledge, the Company Investees.

(vii)                           The Company, the Company Subsidiaries and, to the Company’s knowledge, the Company Investees, have at all times conducted their respective businesses (including, for greater certainty, all waste disposal pertaining to the Company Assets) in all material respects in accordance with applicable Environmental Laws.

(viii)                        The Company, the Company Subsidiaries and, to the Company’s knowledge, the Company Investees, are in possession of, and in compliance with, all material environmental Permits that are required to own, lease, develop and operate the Company Assets and to conduct their respective businesses, as now conducted and the Company will disclose in writing a list of all such Permits to the Purchaser Parties prior to February 1, 2015.

(ix)                              Except as set forth in the Disclosure Letter, the Company has no material environmental assessments, reports, audits and other documents in its possession (to the extent not superseded by a subsequent assessment, report, audit or other document, as applicable) relating to any real property currently owned, leased or operated by the Company, the Company Subsidiaries or, to the Company’s knowledge, the Company Investees or any real property that relates to the Company Assets, or any other such assessments, reports, audits and other documents which are in its possession that relate to the current or past environmental condition of any real property currently or formerly owned, leased or operated by the Company, the Company Subsidiaries or the Company Investees or any real property that relates to the Company Assets that has not previously been disclosed in writing.

(pp)                          Notice of Environmental Policies or Laws.  Except as set forth in the Disclosure Letter, none of the Company, any of the Company Subsidiaries or, to the Company’s knowledge, the Company Investees, has received notice of any proposed environmental, land use policies or Laws which the Company reasonably believes would, individually or in the aggregate, have a Material Adverse Effect, other than those that apply to the oil and gas industry generally in any jurisdiction where the Company, the Company Subsidiaries or the Company Investees have assets.

(qq)                          First Nations, Métis and Native Issues.

Except as set forth in the Disclosure Letter, none of the Company, the Company Subsidiaries or, to the Company’s knowledge, the Company Investees:

(i)                                     is a party to any arrangement or understanding with local or First Nations or Métis or tribal or native authorities or communities in relation to the Environment or development of communities in the vicinity of the Company Assets; or

(ii)                                  has received notice of any claim with respect to the Company Assets, either from First Nations or Métis or tribal or native authorities, Alberta Environment, the Minister of Environment or any other Governmental Entity, indicating that any of the Company Assets infringe upon or has an adverse effect on aboriginal rights or interests of such First Nations or Métis or tribal or native authorities.

(rr)                                Employment Matters.

(i)                                     Except as set out in the Company Executive Agreements set forth in the Disclosure Letter, none of the Company, the Company Subsidiaries and, to the Company’s knowledge, the Company Investees, is a party to or bound or governed by (A) any change of control agreement with any employee of the Company or (B) any written or oral agreement, arrangement or understanding, in each case providing for any retention, severance or termination compensation or benefits to any employee of the Company that would be triggered by the Arrangement or the transactions contemplated hereby.

(ii)                                  All Company Executive Agreements have been disclosed in writing to the Purchaser.  To the knowledge of the Company, neither the Company nor any of the Company Subsidiaries nor the Company Investees, is party to or bound or governed by any written employment agreement regarding the termination of employment that would be material to the Company, the Company Subsidiaries or the Company Investees (taken as a whole).

(iii)                               Except as set forth in the Disclosure Letter, no trade union, labour union or organization, bargaining agent or any other person holds bargaining rights with respect to any of the employees of the Company, any of the Company Subsidiaries or, to the Company’s knowledge, the Company Investees, by way of certification, interim certification, voluntary recognition, or succession rights, or has applied or threatened to apply to be certified as the bargaining agent of any employees of Company, any of the Company Subsidiaries or, to the Company’s knowledge, the Company Investees.  There are no threatened or ongoing union organizing activities involving any employee of the Company or any of the Company Subsidiaries or, to the Company’s knowledge, the Company Investees.  There is no labour strike, formal dispute, work slowdown or stoppage ongoing or involving threatened against the Company or any of the Company Subsidiaries or, to the Company’s knowledge, the Company Investees, and no such event has occurred within the last three years.

(iv)                              The Disclosure Letter contains a correct and complete list of all Company Cash Units, Company DDSUs, Company EDSUs, Company Options, Company PSUs and Company RSUs, including the date of grant, term, number and, where applicable, exercise price and vesting schedule.

(v)                                 The following information has been materially disclosed in writing in respect of each Company Employee, whether actively at work or not: the name of their employer, location of employment, salaries, wage rates, commissions, bonus arrangements, position, status as full time or part time employee, status as active or not and cumulative length of service.

(vi)                              A list of substantially all of the independent contractors who are engaged by the Company or any of the Company Subsidiaries has been disclosed in writing, and such list includes all material contracts between the Company and any independent contractor. To the Company’s knowledge, the termination of any independent contractor or all of the independent contractors not on such list will not have a Material Adverse Effect. Neither the Company nor any of the Company Subsidiaries has received any written notice from any Governmental Entity disputing the classification of any independent contractor as such.

(vii)                           To the Company’s knowledge, none of the Company or any of the Company Subsidiaries or the Company Investees, has received written notice from any individual who has performed services for any of the Company or the Company Subsidiaries or, to the Company’s knowledge, the Company Investees, that such individual has been improperly excluded from participation in any Employee Plan.

(viii)                        There are no material outstanding assessments, penalties, fines, Liens, charges, surcharges or other amounts due or owing pursuant to any workplace safety and insurance Laws and none of the Company or any of the Company Subsidiaries or, to the Company’s knowledge, the Company Investees, has been reassessed in any material respect under such Laws during the past three years and, to the knowledge Company or any of the Company Subsidiaries, no audit of the Company or any of the Company Subsidiaries or Company Investees is currently being performed pursuant to any applicable workplace safety and insurance Laws.  There are no claims which would reasonably be expected to materially adversely effect the Company’s or any of the Company Subsidiaries’ or, to the Company’s knowledge, the Company Investee’s, accident cost experience rating.

(ix)                              There are no charges ongoing under applicable occupational health and safety Laws (“OHSA”) and the Company and the Company Subsidiaries have complied in all material respects with any orders issued under OHSA and there are no appeals of any orders under OHSA currently outstanding.

(x)                                 Except as would not have a Material Adverse Effect, each of the Company, the Company Subsidiaries and, to the Company’s knowledge, the Company Investees, is in compliance with all Laws applicable to it relating to labour and employment, including those relating to wages, hours, collective bargaining, occupational health and safety, hazardous materials, employment standards, fair employment practices, immigration, terms and conditions of employment, plant closings, pay equity and workers’ compensation. Except as would not have a Material Adverse Effect, all amounts due and payable by the Company or any of the Company Subsidiaries or, to the Company’s knowledge, the Company Investees, to any employee or independent contractor have been paid in full and all amounts accruing due to same have been reflected in the financial records of the Company or any of the Company Subsidiaries or, to the Company’s knowledge, the Company Investees, as applicable.

(xi)                              The Employee Obligations shall not exceed the amount set forth in the Disclosure Letter.

(xii)                           Except as would not have a Material Adverse Effect (and based upon the Company’s knowledge in the case of a Company Investee), all contributions and premiums required to be paid to all statutory plans which the Company, any of the Company Subsidiaries and the Company Investees are required to comply with, including the Canada Pension Plan and plans administered pursuant to applicable provincial health tax, workers compensation and federal employment insurance Laws have been paid by the Company, the Company Subsidiaries or the Company Investees, as applicable, in accordance with applicable Law.

(ss)                              Confidentiality Agreements. All agreements entered into by the Company or any Company Subsidiary with persons other than the Purchaser Parties regarding the confidentiality of information provided to such persons or reviewed by such persons relating to a transaction involving the acquisition of control of the Company, the sale of all or substantially all of the assets of the Company or a merger, arrangement, amalgamation or similar transaction of the Company with or into another person contain customary provisions, including standstill provisions, similar to those in the Confidentiality Agreement.  The Company has not waived or released the applicability of any “standstill” or other provisions of any other confidentiality agreements entered into by the Company or any of the Company Subsidiaries.

(tt)                                Vote Required.

(i)                                     The only votes of holders of securities of the Company necessary (under the Company’s Organizational Documents, the CBCA, other applicable Laws or otherwise) to approve the Arrangement are, subject to any requirements of the Interim Order, the Required Votes.

(ii)                                  There are no shareholder agreements, registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments to which the Company, any of the Company Subsidiaries or, to the Company’s knowledge, the Company Investees, is a party or, to the knowledge of the Company, with respect to any shares or other equity interests of the Company or any of the Company Subsidiaries or Company Investees or any other Contract relating to disposition, voting or dividends with respect to any equity securities of the Company or of any of the Company Subsidiaries or, to the Company’s knowledge, of either of the Company Investees.

(uu)                          Brokers.  Except for the Financial Advisors, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from, or to the reimbursement of any of its expenses by, the Company, any of the Company Subsidiaries or, to the Company’s knowledge, either of the Company Investees, or any of their respective officers, directors or employees in connection with this Agreement or the Arrangement.  Except as set forth in the Disclosure Letter, the Company has provided to the Purchaser Parties prior to the date of this Agreement, a true, correct and complete copy of all agreements relating to the arrangements between it and its financial advisors that are in effect at the date hereof.  There are no fees payable to the Financial Advisors other than as set forth in such agreements with the Financial Advisors.

(vv)                          Swaps.  Except as set forth in the Disclosure Letter, none of the Company, any of the Company Subsidiaries and, to the Company’s knowledge, the Company Investees, currently has any outstanding Swaps.

(ww)                      Certain Conduct.

(i)                                     Except as set forth in the Disclosure Letter, none of the Company, any of the Company Subsidiaries, to the Company’s knowledge, the Company Investees, any director, officer or employee of the Company or any of the Company Subsidiaries or Company Investees, any agent or representative acting for or on behalf of the Company or any of the Company Subsidiaries or Company Investees and any other person acting as a provider of products or services to, or as a referral partner of, reseller for, distributor for or other business partner of, the Company, any of the Company Subsidiaries or the Company Investees, (A) has directly or indirectly (1) made, offered or promised to make, or authorized the making of, any unlawful payment or provision of anything of value or advantage to any person, (2) given, offered or promised to give, or authorized the giving of, any unlawful gift, political or charitable contribution or other thing of value or advantage to any person, (3) requested or received any unlawful payment, gift, political or charitable contribution or other thing of value or advantage or (4) violated any provision of the FCPA, the UK Bribery Act, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or any other applicable Law that prohibits corruption, bribery or any of the foregoing actions; (B) has been investigated by a Governmental Entity, or been the subject of any allegation, with respect to conduct within the scope of clause (A) above; or (C) except as set forth in the Disclosure Letter, is a “foreign official” within the meaning of the FCPA or a “foreign public official” as defined by the UK Bribery Act.

(ii)                                  There have been no inaccurate or fictitious entries made in the books or records of the Company, the Company Subsidiaries or, to the Company’s knowledge, the Company Investees (to the extent such books or records are kept in connection with the operation or conduct of the business of the Company, the Company Subsidiaries or the Company Investees) relating to any secret or unrecorded fund or any unlawful payment, gift, political or charitable contribution or other thing of value or advantage, and none of the Company, the Company Subsidiaries or, to the Company’s knowledge, the Company’s affiliates or either Company Investee has directly or indirectly established or maintained a secret or unrecorded fund.

(iii)                               The Company, the Company Subsidiaries and, to the Company’s knowledge, the Company Investees (A) maintain systems of internal accounting controls sufficient to provide reasonable assurances that (1) the books and records of the Company, the Company Subsidiaries and the Company Investees accurately and fairly reflect the transactions of the each of those entities in reasonable detail; (2) transactions are executed in accordance with management’s general or specific authorization; (3) transactions are recorded as necessary to maintain accountability for assets; (4) access to financial assets is permitted only in accordance with management’s general or specific authorization; and (5) the recorded accountability for assets is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences; (B) maintains a risk-based system of accounting and compliance controls sufficient to ensure that each entity’s financial statements and all of them are accurately and fairly stated and to monitor, prevent, detect and report transactions violating any Law that prohibits corruption or bribery; and (C) has instituted policies and procedures in relation to business conduct and ethics required by applicable Law and otherwise reasonably sufficient to provide reasonable assurances that the business of the Company, the Company Subsidiaries and the Company Investees is conducted without any of the actions described in clause (i)(A) of this Section 3.1(ww) and, to the Company’s knowledge, there has not been any breach of such policies or procedures.

(iv)                              Without limiting the generality of the foregoing, each of the Company, the Company Subsidiaries and, to the Company’s knowledge, the Company Investees, and each of their respective officers and employees, and each of their respective consultants, agents and representatives, acting in their capacity as such (it being understood, with respect to such officers, employees, consultants, agents and representatives of the Company Investees, to the extent of the Company’s knowledge), is in compliance with all applicable Laws relating to its lobbying activities and campaign contributions, if any, and all filings required to be made under any Law relating to such lobbying activities and campaign contributions are accurate and have been properly filed with the appropriate Governmental Entity.

(v)                                 For the avoidance of doubt, any reference to “other thing of value” in this Section 3.1(ww) includes meals, entertainment, travel and lodging.

(vi)                              For purposes of this Section 3.1(ww) only, “affiliates” means those affiliates acting in connection with the properties, assets or business of the Company or any of the Company Subsidiaries.

3.2                               Survival of Representations and Warranties

The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated at the Effective Time.  This Section 3.2 shall not limit any undertaking, obligation, covenant or agreement of whatever nature of the Company or any of the Company Subsidiaries or Company Investees which, by its terms, contemplates performance after the Effective Time or date on which this Agreement is terminated, as the case may be.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER PARTIES

4.1                               Representations and Warranties of the Purchaser Parties

The Purchaser Parties hereby represent and warrant to the Company as follows and acknowledge that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)                                 Organization and Qualification. Each of AcquisitionCo and the Purchaser is a corporation duly formed and validly existing and in good standing under the Laws of the jurisdiction of its formation and has the requisite corporate power and authority to own, lease and operate its assets and to carry on its business as it is now being conducted.  Each of AcquisitionCo and the Purchaser is duly registered to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration or authorization necessary.

(b)                                 Authority Relative to this Agreement.  AcquisitionCo is an indirect wholly-owned subsidiary of the Purchaser and each of AcquisitionCo and the Purchaser has the requisite power and authority to enter into this Agreement and any agreement ancillary hereto and to carry out its obligations hereunder.  The execution and delivery of this Agreement by each of AcquisitionCo and the Purchaser and the consummation by the Purchaser Parties of the transactions contemplated by this Agreement and any agreement ancillary hereto has been duly authorized by the board of directors of AcquisitionCo and the Purchaser, respectively, and no other proceedings on the part of the Purchaser Parties are necessary to authorize the execution and delivery by the Purchaser Parties of this Agreement or any agreement ancillary hereto and the consummation by the Purchaser Parties of the transactions contemplated hereby and thereby.  This Agreement has been duly executed and delivered by each of AcquisitionCo and the Purchaser and constitutes a legal, valid and binding obligation of each of AcquisitionCo and the Purchaser enforceable against each of AcquisitionCo and the Purchaser in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights generally and to general principles of equity.

(c)                                  No Violations.  None of the execution and delivery of this Agreement by the Purchaser Parties, the consummation of the transactions contemplated hereby or compliance by the Purchaser Parties with any of the provisions hereof shall:

(i)                                     violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under any of the terms, conditions or provisions of the articles and by-laws or other constituting documents of either Purchaser Party, as amended; or

(ii)                                  subject to obtaining the Regulatory Approvals, (A) violate any Law applicable to the Purchaser Parties or any of their subsidiaries or any of their respective properties or assets, or (B) cause the suspension or revocation of any Permit, authorization, consent, approval or license currently in effect.

Other than in connection with or in compliance with the provisions of Securities Laws, the rules of the Exchanges and the Regulatory Approvals, (i) there is no legal impediment to the Purchaser Parties’ consummation of the transactions contemplated by this Agreement and (ii) no filing or registration with, or authorization, consent or approval of, any Governmental Entities is required of the Purchaser Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a material adverse effect on the ability of the Purchaser Parties to consummate the transactions contemplated hereby.

(d)                                 Funds Available.  The Purchaser Parties have, and at the Effective Time will have, available to them sufficient funds to satisfy the aggregate Cash Consideration payable by AcquisitionCo pursuant to the Arrangement in accordance with the terms of this Agreement and the Plan of Arrangement.

(e)                                  Investment Canada.  The Purchaser is (i) the indirect parent company of AcquisitionCo and (ii) is a “WTO Investor” for purposes of the Investment Canada Act.

4.2                               Survival of Representations and Warranties

The representations and warranties of the Purchaser Parties contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated at the Effective Time.  This Section 4.2 shall not limit any covenant or agreement of the Purchaser Parties which, by its terms, contemplates performance after the Effective Time or date on which this Agreement is terminated, as the case may be.

ARTICLE 5
COVENANTS OF THE PARTIES

5.1                               Covenants of the Company Regarding the Conduct of Business

The Company covenants and agrees as to itself and the Company Subsidiaries, and will use reasonable commercial efforts to cause the Company Investees to conduct their respective businesses so that, during the period from the date of this Agreement until the earlier of (i) the Effective Time and (ii) the time this Agreement is terminated in accordance with its terms, unless: (A) the Purchaser otherwise consents in writing; (B) otherwise expressly contemplated or permitted by this Agreement or the Plan of Arrangement; (C) otherwise required by applicable Laws, (D) otherwise as may be necessary to preserve life, property or the Environment; (E) except, in respect of the Company Investees only, as may be required or prohibited (as applicable) pursuant to existing contracts between the Company (or the Company Subsidiary through which the Company indirectly holds its interest in the Company Investee, as applicable) and the other shareholders of the Company Investee, including requirements and prohibitions arising from duly taken votes of the shareholders of the Company Investee or their representatives pursuant to such contracts (provided that the Company shall cause a Company Subsidiary that is a shareholder of a Company Investee not to propose, initiate, vote for or against or otherwise authorize, approve or consent to, any matter if the effect of such proposal, initiation, vote, authorization, approval or consent would or could reasonably be expected to cause or require any action, event or other occurrence that would violate, conflict with or result in a breach of, or otherwise goes against the intent of the provisions of this Section 5.1 unless the Purchaser Parties shall otherwise agree in writing):

(a)                                 the business of the Company, the Company Investees and the Company Subsidiaries shall, in all material respects, be conducted only (and the Company shall not, shall cause the Company Subsidiaries not to and shall use reasonable commercial efforts to cause the Company Investees not to, take any action except) in the ordinary course of business consistent with past practice and the 2015 Budget and in respect of any other capital expenditures agreed to by the Purchaser Parties prior to the date hereof (as noted by reference to Section 5.1 of the Disclosure Letter), in a proper and prudent manner, in accordance with good industry practice and applicable Laws, and the Company shall, and shall cause the Company Subsidiaries and will use reasonable commercial efforts to cause the Company Investees to, use reasonable commercial efforts to maintain and preserve its and the Company Investees’ and the Company Subsidiaries’ business organization, assets (including, for greater certainty, the Company Assets), properties, employees, goodwill and business relationships, and where it is an operator of any property, it shall, in all material respects, operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property;

(b)                                 without limiting the generality of Section 5.1(a), and except as set forth in the Disclosure Letter, the Company shall not and shall not permit the Company Investees or the Company Subsidiaries to directly or indirectly: (i) amend the Company’s Organizational Documents or the respective formation and organizational documents of any of the Company Investees or Company Subsidiaries; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the Common Shares, the Series 1 Preferred Shares or the securities of any Company Investee or a Company Subsidiary owned by a person other than the Company, a Company Subsidiary or a Company Investee (other than (i) the Company’s regular quarterly dividend in an amount not greater than Cdn. $0.2625 per Series 1 Preferred Share and (ii) aggregate cash dividends of up to $0.18 per Common Share (inclusive of the dividend declared and payable on December 31, 2014)); (iii) adjust, split, combine, subdivide or redeem, purchase or otherwise acquire, or offer to redeem, repurchase or otherwise acquire, or reclassify, directly or indirectly, its securities; (iv) issue, grant, deliver, sell, transfer or cause or permit a Lien to be created on, or agree to issue, grant, deliver, sell, transfer or cause or permit a Lien to be created on, any securities of the Company, the Company Subsidiaries or the Company Investees or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of the Company or any of the Company Investees or the Company Subsidiaries, other than the issuance of Common Shares issuable pursuant to the terms of the outstanding Company Options or Company PSUs; (v) redeem, purchase or otherwise acquire (or offer to redeem, purchase or otherwise acquire) or subject to a Lien any of its outstanding securities or securities convertible or exchangeable into or exercisable for any such securities, unless otherwise required by the terms of such securities; (vi) amend or modify the terms of any of its securities; (vii) adopt a plan of liquidation or resolution providing for the winding-up, liquidation or dissolution of the Company or any of the Company Investees or the Company Subsidiaries; (viii) amend its existing accounting policies, practices, methods and principles or adopt new accounting policies, in each case except as required in accordance with IFRS; (ix) reduce its stated capital; or (x) authorize or propose any of the foregoing, or enter into, modify or terminate any Contract with respect to any of the foregoing;

(c)                                  the Company shall promptly notify the Purchaser Parties in writing of: (i) any material Governmental Entity or third party filings, complaints, suits, actions, investigations or hearings (or communications from Governmental Entities or third parties in respect of any of the foregoing that may be ongoing or other communications indicating that any of the foregoing may be contemplated), or any material communications received from any Governmental Entity, in respect of the Company, the Company Investees, the Company Subsidiaries or the Company Assets; (ii) any notice or other communication from any material supplier, marketing partner, customer, distributor or reseller that is terminating, may terminate or is otherwise materially adversely modifying or may materially adversely modify its relationship with the Company or any of the Company Investees or the Company Subsidiaries as a result of this Agreement or the Arrangement; (iii) all new material matters relating to the Legal Actions including those disclosed in the Disclosure Letter; (iv) any circumstance or development that, to the knowledge of the Company, would have a Material Adverse Effect; and (v) or any material change in any fact set forth in the Disclosure Letter or in the Company’s Public Disclosure Record; provided that the delivery of any such notification shall not modify, amend or supersede any disclosure disclosed in the Disclosure Letter or any representation or warranty of the Company contained in this Agreement or in any certificate or other instrument delivered in connection herewith and will not affect any rights of either Purchaser Party hereunder;

(d)                                 the Company shall, in all material respects, conduct itself so as to keep the Purchaser Parties promptly and fully informed as to the material decisions required to be made or actions required to be taken with respect to the operation of its business, provided that such disclosure is not otherwise prohibited by reason of a confidentiality obligation owed to a third party for which a waiver could not be obtained;

(e)                                  except as set forth in the Disclosure Letter, the Company shall not, and shall not permit any of the Company Investees or the Company Subsidiaries to, reorganize, amalgamate or merge with any other person, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on their respective assets, operations or businesses;

(f)                                   except in relation to capital expenditures agreed to by the Purchaser Parties (as noted by reference to Section 5.1 of the Disclosure Letter) or in the 2015 Budget, the Company shall not, and shall not permit any of the Company Investees or the Company Subsidiaries to, directly or indirectly:

(i)                                     transfer, sell, pledge, lease, license, mortgage, divest, cancel, abandon, dispose of, or cause or permit a Lien (other than a Permitted Lien) to be created on, any Company Assets, including shares or other securities of any of the Company Investees or the Company Subsidiaries, except (A) in the ordinary course of business consistent with past practice (it being agreed that for this purpose transactions involving asset dispositions of more than $60,000,000 in the aggregate are out of the ordinary course of business), (B) with respect to the sale of obsolete assets, (C) pursuant to Contracts in effect prior to the date of this Agreement or (D) pursuant to Contracts permitted by clause (xiii) below;

(ii)                                  surrender or abandon any of its material petroleum and natural gas rights or tangible depreciable property;

(iii)                               resign or take any action which would result in the resignation or replacement of the Company, any Company Subsidiary or any Company Investee as operator of any of the material Company Assets or Company Investee Assets, as applicable, for which the Company, Company, any Company Subsidiary or any Company Investee is currently the operator;

(iv)                              (A) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) any corporation, partnership or other business organization or division thereof, or any property or asset, (B) make any investment either by the purchase of securities, contribution of capital, property transfer or purchase of any property or (C) enter into or extend any option to acquire, or exercise an option to acquire, any property or assets of any other person, except (1) in the ordinary course of business consistent with past practice, (2) pursuant to Contracts in effect prior to the date of this Agreement or (3) pursuant to Contracts permitted by clause (xiii) below;

(v)                                 (A) incur any Indebtedness, (B) issue any debt securities, (C) assume, endorse or otherwise as an accommodation become responsible for the obligations of any other person, (D) make any loans, advances or capital contributions to or investments in any person, other than in the ordinary course of business consistent with past practice or as necessary to pay (1) legal and financial advisor fees in respect of the Arrangement, (2) for capital expenditures in accordance with the 2015 Budget or any other capital expenditures agreed to by the Purchaser Parties prior to the date hereof (as noted by reference to Section 5.1 of the Disclosure Letter) or (3) the Purchaser Parties;

(vi)                              provide any guarantee of the obligations of any person (including any officer, director or Company Employee);

(vii)                           make or commit to make any capital expenditures other than in accordance with the 2015 Budget or any other capital expenditures agreed to by the Purchaser Parties prior to the date hereof (as noted by reference to Section 5.1 of the Disclosure Letter);

(viii)                        enter into any Swaps;

(ix)                              take any action inconsistent with this Agreement or that would (A) prevent, materially impede or significantly delay the completion of the transactions contemplated hereby or (B) cause any of the representations or warranties set forth in Article 3 [Representations and Warranties of the Company] to be untrue in any material respect as of the Effective Time;

(x)                                 pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Company Financial Statements;

(xi)                              waive, release, grant or transfer any rights of material value (including with respect to the exercise of any pre-emptive rights in respect of Company Assets, Company Leases or any other legal rights or claims);

(xii)                           enter into a new line of business;

(xiii)        enter into any Contract with respect to the purchase, sale, disposition or development of any asset or property, including any joint venture or similar arrangement that would (A) impose payment or other obligations on or (B) provide payment to the Company or any of the Company Investees or the Company Subsidiaries in excess of $60,000,000 in the aggregate;

(xiv)                       enter into any Contract or series of Contracts having a term in excess of 12 months and that would not be terminable by the Company or the Company Investees or the Company Subsidiaries upon notice of 90 days or less from the date of the relevant Contract, or that would impose payment or other financial obligations on the Company or any of the Company Investees or the Company Subsidiaries in excess of $25,000,000;

(xv)                          enter into any Contract or series of Contracts that would materially limit or otherwise materially restrict the Company or any of the Company Investees or the Company Subsidiaries or any of their successors, or that would, after the Effective Time, limit or otherwise restrict the Purchaser Parties or any of their respective affiliates or any of their successors from engaging or competing in their line of business or in any geographic area;

(xvi)                       terminate, cancel or amend any material Contract not otherwise contemplated in this Section 5.1(f); or

(xvii)                    authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing,

provided that, notwithstanding the foregoing, (i) the aggregate amount of capital expenditures incurred by the Company in any fiscal quarter of 2015 shall not exceed $800,000,000 and (ii) the entering into of any binding agreement, commitment or understanding in respect of any of the Existing Divestment Projects shall require the prior written approval of the Purchaser. The Company shall consult with the Purchaser prior to undertaking any new divestment projects similar in nature to the Existing Divestment Projects and shall obtain the prior written approval of the Purchaser prior to entering into any binding agreement, commitment or understanding in respect thereof;

(g)                                  except as set forth in the Disclosure Letter, or as is necessary to comply with applicable Laws, the Employee Plans or Contracts, the Company shall not, and shall cause the Company Subsidiaries and shall use reasonable commercial efforts to cause the Company Investees not to: (i) grant to any officer or director of the Company or of any of the Company Subsidiaries or the Company Investees an increase in, or acceleration of the vesting or time of payment of, compensation in any form or make any payment or award (whether in the form of cash, equity, a right to cash or equity or otherwise) to any director, officer, consultant or employee outside of the salary, wages and benefits paid in the normal course of business consistent with past practice for services provided, which shall include any Board fees for meetings held in connection with the transactions contemplated by this Agreement; (ii) grant any general salary increase; (iii) take any action with respect to the increase in, or amendment or grant of, any change of control, severance, retention or termination pay policies or arrangements; (iv) enter into or modify any employment agreement with any officer, director or other employees of the Company or of any of the Company Subsidiaries or the Company Investees or enter into any agreements with any consultants that are not terminable with 30 days or less notice; (v) adopt, enter into, agree to or become bound by any policy or arrangement that would be an Employee Plan if in existence on the date hereof; (vi) terminate, waive its rights under, materially amend or make any contribution to, or otherwise fund, any Employee Plan; (vii) change any actuarial or other assumptions used to calculate funding obligations with respect to any Employee Plan or change the manner in which contributions to such plans are made or determined, except as may be required by IFRS or applicable Laws; or (viii) issue or forgive any loan to any director, officer, consultant or employee;

(h)                                 the Company shall not, and shall not permit any of the Company Subsidiaries or the Company Investees to, enter into any collective bargaining, agreement to form a work council or other union or similar agreement or commit to enter into any such agreements, except as required by applicable Laws;

(i)                                     the Company shall not, and shall not permit any of the Company Subsidiaries or the Company Investees to, commence, waive, release, assign, settle or compromise any material Legal Actions or any material claim or liability, other than the payment, discharge or satisfaction of liabilities incurred in the usual, ordinary and regular course of business consistent with past practice;

(j)                                    the Company shall, and shall cause each of the Company Subsidiaries and shall use reasonable commercial efforts to cause the Company Investees to, use its reasonable commercial efforts to maintain and preserve all of its material rights under each of the Company Leases and under each of its material Permits;

(k)                                 the Company shall not, and shall cause the Company Subsidiaries and shall use reasonable commercial efforts to cause the Company Investees not to, file, amend, abandon, fail to progress, or withdraw any material application for Permits or other material regulatory approval in respect of the Company Assets;

(l)                                     the Company shall not, and shall cause the Company Subsidiaries and shall use reasonable commercial efforts to cause the Company Investees not to, take any action or fail to take any action that would accelerate or trigger defaults or repayments in respect of any material obligation, Contract or Permit;

(m)                             the Company shall, and shall cause each of the Company Subsidiaries and shall use reasonable commercial efforts to cause the Company Investees to: (i) duly and on a timely basis file all Tax Returns required to be filed by it on or after the date hereof in a manner consistent with past practice and all such Tax Returns shall be true, complete and correct in all material respects; (ii) fully and timely pay all Taxes shown on such Tax Returns; (iii) not make or rescind any express or deemed election relating to Taxes, or file any amended Tax Returns, where the result of such action is inconsistent with past practice; (iv) not make a request for a Tax ruling or enter into a closing agreement with any Governmental Entity; (v) not settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to any material amount of Taxes; (vi) properly reserve (and reflect such reserves in its books and records and financial statements) for all Taxes accruing in respect of the Company, the Company Subsidiaries and the Company Investees which are not due or payable prior to the Effective Date in a manner consistent with past practice; and (vii) not waive statutes of limitations with respect to any Taxes;

(n)                                 the Company shall use its reasonable commercial efforts to cause the current insurance (or re-insurance) policies maintained by the Company or any of the Company Subsidiaries that is placed by the Company, including directors’ and officers’ insurance, not to be cancelled or terminated and to prevent any of the coverage thereunder from lapsing, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that none of the Company or any of the Company Subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months (other than runoff insurance contemplated by Section 7.9) and provided that Purchaser Parties shall be granted the right to cancel any such insurance or reinsurance policy (other than any run-off policy placed pursuant to Section 7.9 [Insurance and Indemnification]) after the Closing Date and to be paid the corresponding pro-rata temporis return premium;

(o)                                 the Company shall not, and shall cause each of the Company Subsidiaries not to, knowingly take any action, knowingly permit inaction or knowingly enter into any transaction that could reasonably be expected to have the effect of materially reducing or eliminating the amount of the tax cost “bump” pursuant to paragraphs 88(1)(c) and 88(1)(d) of the Tax Act in respect of the securities of any of the Company Subsidiaries and other non-depreciable capital property owned by the Company or any of the Company Subsidiaries on the date hereof, upon an amalgamation or winding-up of the Company or any of the Company Subsidiaries (or any of their respective successors);

(p)                                 the Company shall not enter into or amend any Contract with any broker, finder or investment banker as contemplated in Section 3.1(uu) [Brokers], including any amendment of any of the Contracts referred to in the second sentence of Section 3.1(uu) [Brokers];

(q)                                 the Company shall not implement any new shareholders rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Common Shares or other securities of the Company or other rights, entitlements or privileges in favour of any person;

(r)                                    as of their respective dates, any report or statement filed by the Company with Securities Authorities subsequent to the date hereof: (i) shall not contain any untrue statement of a fact or omit to state a fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; and (ii) shall comply in all material respects with all applicable requirements of Laws, including Securities Laws.  The financial statements of the Company issued by the Company or to be included in such reports and statements shall be prepared in accordance with IFRS (except as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Company’s independent auditors, or except in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements)

and shall present fairly the financial position, results of operations and changes in financial position of the Company as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments);

(s)                                   the Company shall deliver to the Purchaser Parties as soon as they become available, true and complete copies of any report or statement filed by it with Securities Authorities subsequent to the date hereof; and

(t)                                    the Company shall provide to the Purchaser Parties, by no later than February 1, 2015, true and complete copies of any Employee Plans not provided in the Data Room Information together with all related documentation including funding and investment management agreements, summary plan descriptions, the most recent actuarial reports, financial statements, asset statements, material opinions and memoranda (whether externally or internally prepared) and material correspondence with regulatory authorities or other relevant persons.

With respect to any of the foregoing covenants in this Section 5.1 pertaining to a Company Investee, the Company’s obligations under this Section 5.1 shall be limited to the extent to which (i) the subject matter is within the Company’s knowledge and (ii) in the case of actions by the Company Investee, the Company or any Company Subsidiary is able, in the context of existing arrangements with third parties who hold an interest in the Company Investee, to direct or influence such actions.  Notwithstanding any other provision of this Agreement, the Company and the Company Subsidiaries shall provide reasonable prior notice to, and consult with, the Purchaser in respect of all material steps or decisions proposed to be taken pursuant to the UK Business Improvement Plan.  In addition, the Company shall provide the Purchaser with a reasonable opportunity to review the findings of Phase II and recommendations for implementation of Phase III of the turnaround plan.

5.2                               Pre-Acquisition Reorganizations

(a)                                 The Company agrees that, upon request by the Purchaser Parties, the Company shall use all reasonable commercial efforts to:  (i) effect such reorganizations of the Company’s business, operations and assets or such other transactions (which, for certainty, may include transactions to which a Purchaser Party, or an affiliate thereof, may be party) as the Purchaser Parties may request, acting reasonably (each, a “Pre-Acquisition Reorganization”); and (ii) co-operate with the Purchaser Parties and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; provided that: (i) the Pre-Acquisition Reorganizations are not prejudicial to the Company or the Common Shareholders (having regard to the indemnities provided herein); (ii) the Pre-Acquisition Reorganizations do not materially impair the ability of the Purchaser Parties to complete the Arrangement or materially delay the completion of the Arrangement; (iii) the Pre-Acquisition Reorganizations are effected as close as reasonably practicable prior to the Effective Time; (iv) none of the Company or the Company Subsidiaries is required to take any action that could reasonably be expected to result in Taxes being imposed on, or any adverse Tax or other consequences to, any Common Shareholders incrementally greater than the Taxes or other consequences to such party in connection with the completion of the Arrangement in the absence of action being taken pursuant to this Section 5.2; (v) the Pre-Acquisition Reorganizations do not result in any material breach by the Company or any of the Company Subsidiaries of any Contract or any breach by the Company or any of the Company Subsidiaries of their respective organizational documents or Law; and (vi) the Pre-Acquisition Reorganizations shall not become effective unless the Purchaser Parties have waived or confirmed in writing the satisfaction of all conditions in its favour under Section 6.1 [Mutual Conditions Precedent] and Section 6.2 [Additional Conditions Precedent to the Obligations of the Purchaser Parties] and shall have confirmed in writing that each of them is prepared to promptly and without condition (other than compliance with this Section 5.2(a)) proceed to effect the Arrangement.  The Purchaser Parties waive any breach of a representation, warranty or covenant by the Company, where such breach is a result of an action taken by the Company or a Company Subsidiary in good faith pursuant to a request by the Purchaser Parties in accordance with this Section 5.2.  The Purchaser shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least 15 business days prior to the Effective Time.  Upon receipt of such notice, the Purchaser and the Company shall work co-operatively and use reasonable commercial efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are reasonably necessary, including making amendments to this Agreement or the Plan of Arrangement (provided that such amendments do not require the Company to obtain approval of securityholders of the Company (other than as properly put forward and approved at the Company Meeting)), to give effect to such Pre-Acquisition Reorganization.  If the Arrangement is not completed other than solely due to a breach by the Company of the terms and conditions of this Agreement, the Purchaser shall (x) forthwith reimburse the Company for all reasonable out-of-pocket costs and expenses incurred in connection with any proposed Pre-Acquisition Reorganization; and (y) indemnify the Company for any losses or costs (other than those reimbursed in accordance with the foregoing) incurred by the Company and arising directly out of any Pre-Acquisition Reorganization, other than loss of profit, provided however, that such indemnity shall include any reasonable costs incurred by the Company in order to restore the organizational structure of the Company to a substantially identical structure of the Company as at the date hereof.

(b)                                 Without limiting the generality of the foregoing, the Company acknowledges that the Purchaser Parties may enter into transactions (the “Bump Transactions”) designed to step up the tax basis in certain capital property of the Company for purposes of the Tax Act and agrees to use reasonable commercial efforts to provide information reasonably required by Purchaser Parties and available to the Company in this regard on a timely basis and to assist in the obtaining of any such information in order to facilitate a successful completion of the Bump Transactions or any such other reorganizations or transactions as are reasonably requested by the Purchaser Parties.

5.3                               Covenants of the Company Regarding the Arrangement

The Company shall perform, and shall cause the Company Subsidiaries to perform, all obligations required to be performed by the Company or any of the Company Subsidiaries under this Agreement, co-operate with the Purchaser Parties in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, the Company shall and, where appropriate, shall cause the Company Subsidiaries to:

(a)                                 except as specifically permitted by Section 7.2 [Non-Solicitation], use all reasonable commercial efforts to obtain the Required Votes, and the Company shall engage a solicitation agent at the reasonable request of the Purchaser Parties;

(b)                                 unless this Agreement shall have been terminated in accordance with Section 8.2 [Termination], submit the Arrangement Resolution to the Shareholders at the Company Meeting in accordance with Section 2.2(c) [Implementation Steps by the Company] even if the Board shall have withdrawn, amended, modified or qualified its recommendation of this Agreement or the Arrangement;

(c)                                  use all reasonable commercial efforts to obtain and maintain all necessary waivers, consents, permits, exemptions, orders, agreements, amendments, confirmations and approvals required to be obtained by the Company or a Company Subsidiary in connection with the Arrangement from other parties to material Contracts; and notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any person (other than a Governmental Entity) with respect to any transaction contemplated by this Agreement, (i) not, without the prior written consent of the Purchaser, pay or commit to pay to such person whose approval or consent is being solicited any material amount of cash or other consideration, or make any material commitment or incur any liability or other obligation due to such person, and (ii) the Purchaser Parties or any of their affiliates shall not be required to pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, or make any commitment or incur any liability or other obligation to such person;

(d)                                 use all reasonable commercial efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Company and the Company Subsidiaries relating to the Arrangement;

(e)                                  use all reasonable commercial efforts to assist the Purchaser Parties to obtain all Regulatory Approvals in a timely manner;

(f)                                   ensure that it has available funds to permit the payment of the Termination Fee or Expense Reimbursement, as applicable, having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount if and when required;

(g)                                  advise the Purchaser Parties as the Purchaser Parties may reasonably request, and on a daily basis on each of the last 10 business days prior to the proxy cut-off date for the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

(h)                                 immediately inform the Purchaser Parties as soon as it is aware of any communication (written or oral) received by the Company from Shareholders in opposition to the Arrangement and of any notice of Dissent Rights exercised or purported to have been exercised by any Shareholders received by the Company or its representatives in relation to the Company Meeting and the Arrangement Resolution and any withdrawal of Dissent Rights received by the Company and, subject to applicable Laws, any written communications sent by or on behalf of the Company to any Shareholders exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution;

(i)                                     give notice to the Purchaser Parties of the Company Meeting and allow the Purchaser Parties’ representatives and legal counsel to attend the Company Meeting; and

(j)                                    indemnify and save harmless the Purchaser Parties, their subsidiaries and their respective directors, officers, employees, representatives and agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which the Purchaser Parties, their subsidiaries or their respective directors, officers, employees, representatives or agents may be subject or which the Purchaser Parties, their subsidiaries or their respective directors, officers, employees, representatives or agents may suffer, whether under the provisions of any Law or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)                                     any misrepresentation or alleged misrepresentation in the Company Circular;

(ii)                                  any order made or any inquiry, investigation or proceeding by any Securities Authority or other competent authority based upon any untrue statement or omission of a material fact or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in any material filed by or on behalf of the Company in compliance or intended compliance with Securities Laws; and

(iii)                               the Company not complying with any requirement of applicable Laws in connection with the transactions contemplated by this Agreement;

except that the Company shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based solely upon any misrepresentation or alleged misrepresentation of a material fact based on information included in the Company Circular provided by the Purchaser Parties or the non-compliance by Purchaser Parties with any requirement of applicable Laws in connection with the transactions contemplated by this Agreement.

5.4                               Covenants of the Purchaser Parties Regarding the Arrangement

Except as contemplated in this Agreement, each of the Purchaser Parties shall perform all obligations required to be performed by it under this Agreement, co-operate with the Company in connection therewith, and do all such other acts and things as may be necessary in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Purchaser Parties shall:

(a)                                 ensure that AcquisitionCo has available funds to permit the payment of the aggregate Cash Consideration payable pursuant to the Arrangement; and

(b)                                 subject to the proviso in Section 5.5(b), use all reasonable commercial efforts to obtain all Regulatory Approvals and to effect all necessary registrations, filings and submissions of information requested or required by Governmental Entities from the Purchaser Parties or any of their respective affiliates relating to the Arrangement in a timely manner.

5.5                               Mutual Covenants

Each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, it shall:

(a)                                 use all reasonable commercial efforts to satisfy all conditions precedent in this Agreement, carry out the terms of the Interim Order and the Final Order to the extent applicable to it and comply promptly with all requirements imposed by Law on it with respect to this Agreement and the Arrangement;

(b)                                 use all reasonable commercial efforts, upon reasonable consultation with the other Party, to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, all lawsuits or other legal, regulatory or other proceedings challenging or affecting this Agreement or the consummation of the transactions contemplated hereby; provided that, reasonable commercial efforts shall not require the Purchaser Parties or their affiliates to proffer, negotiate, effect or agree to, the sale, divestiture, transfer or other disposition of any properties, assets, rights, interests, operations, businesses or their respective assets; or to accept any other conditions, restrictions, limitations or agreements affecting the Purchaser Parties’ or their affiliates’ freedom of action with respect to, or their respective ability to retain, any properties, assets, rights, interests, operations, businesses, the Common Shares, the Preferred Shares, the Company Assets or the Company Investee Assets;

(c)                                  promptly notify the other Party in writing of (i) any notice or other communication from any person (other than Governmental Entities in connection with Regulatory Approvals) alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such person (or another person) is or may be required in connection with this Agreement or the Arrangement (and the response thereto from such Party, its subsidiaries or its representatives), (ii) any material communication from any Governmental Entity in connection with the transactions and Regulatory Approvals contemplated by this Agreement (and the response thereto from such Party, its subsidiaries or its representatives) or (iii) any Legal Actions threatened or commenced against or otherwise affecting such Party or any of its subsidiaries that are related to the transactions contemplated by this Agreement; and

(d)                                 not take any action, refrain from taking any reasonable commercial action, or permit any action to be taken or reasonable commercial action to not be taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially impede or significantly delay the consummation of the Arrangement or the transactions contemplated hereby or which would diminish the value of the Company or the Company Assets in any way, in each case, except as permitted by this Agreement.

5.6                               Key Regulatory Approvals

(a)                                 As soon as reasonably practicable, and in any event no later than January 16, 2015, the Parties shall file with the Commissioner of Competition a submission in support of a request for an advance ruling certificate under section 102 of the Competition Act or, in the event that the Commissioner of Competition will not issue an advance ruling certificate, a No Action Letter in respect of the Arrangement.  If an advance ruling certificate or No Action Letter shall not have been obtained within 14 days after the filing thereof, the Purchaser Parties or the Company may at any time thereafter, acting reasonably, notify the other Party that it intends to file a notification pursuant to paragraph 114(1) of the Competition Act, in which case the Purchaser Parties and the Company shall each file their respective notification pursuant to section 114(1) of the

Competition Act as promptly as practicable but in any event within 10 business days following the date the Purchaser Parties or the Company, as applicable, notified the other Party of its intention to file a notification.

(b)                                 As soon as reasonably practicable, and in any event no later than January 16, 2015, the Parties shall prepare and submit an application for review in respect of this Agreement and the transactions contemplated hereby pursuant to section 17 of the Investment Canada Act to the Director of Investments.

(c)                                  As soon as reasonably practicable, and in any event no later than 30 days from the date of this Agreement, each Party shall make the required filings pursuant to the HSR Act in respect of the Acquisition.

(d)                                 As soon as reasonably practicable, and in any event no later than 45 days from the date of this Agreement, the Parties shall submit a draft notification to the European Commission pursuant to Article 4 of the EU Merger Regulation.

(e)                                  With respect to the transactions contemplated hereby, (i) as soon as reasonably practicable, and in any event no later than 30 days from the date of this Agreement, each Party shall make or cause to be made the draft filing with CFIUS contemplated under 31 C.F.R. § 800.401(f) with respect to the transactions contemplated hereby and engage in the pre-notice consultation process with CFIUS and (ii) following such pre-notice consultation, as soon as reasonably practicable, and in any event no later than five business days of determination by CFIUS that the draft filing meets all requirements of 31 C.F.R. § 800.402 and is, accordingly, complete, each Party shall file with CFIUS a joint voluntary notice as contemplated by 31 C.F.R. § 800.401(a) and in the case of the Purchaser Parties the personal identifier information required to be submitted separately from such notice as contemplated by 31 C.F.R. § 800.402(c)(6)(vi)(B) with respect to the transactions contemplated hereby.

(f)                                   As soon as reasonably practicable after the date of this Agreement, each Party shall (i) make, or cause to be made, any filing or (ii) seek any consent or approval that may be required in connection with the other Key Regulatory Approvals not already described in subsections (a) through (e) of this Section 5.6.

(g)                                  The Parties shall cooperate with each other in connection with the preparation and submission of all applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Entity) as may be or become necessary or desirable pertaining to any of the Key Regulatory Approvals in connection with the consummation of the Arrangement.  The Purchaser Parties and the Company shall furnish to the other Party such information and assistance as a Party may reasonably request from another Party in order to obtain or conclude the Key Regulatory Approvals.

(h)                                 Each Party shall:

(i)                                     promptly inform the other Party of any material communication received by that Party from any Governmental Entity in respect of obtaining or concluding the Key Regulatory Approvals;

(ii)                                  use reasonable commercial efforts to respond promptly to any request or notice from any Governmental Entity requiring the Parties, or any one of them, to supply additional information that is relevant to the review of the transactions contemplated by this Agreement in respect of obtaining or concluding the Key Regulatory Approvals;

(iii)                               permit the other Party to review in advance any proposed applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Entity) in respect of obtaining or concluding the Key Regulatory Approvals, and shall provide the other Party a reasonable opportunity to comment thereon and agree to consider those comments in good faith;

(iv)                              promptly provide the other Party with any applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Entity) that were submitted to a Governmental Entity in respect of obtaining or concluding the Key Regulatory Approvals;

(v)                                 not participate in any substantive meeting or discussion (whether in person, by telephone or otherwise) with the Commissioner of Competition or any of his representatives in respect of obtaining or concluding the Competition Act Approval unless it consults with the other Party in advance and gives the other Party the opportunity to attend and participate thereat, provided that the Purchaser Parties shall only be under an obligation to provide the Company’s external counsel with the opportunity to attend, observe and/or participate;

(vi)                              not participate in any substantive meeting or discussion (whether in person, by telephone or otherwise) with the Director of Investments or any of his representatives in respect of obtaining or concluding the Investment Canada Act Approval unless it informs the other Party in advance and gives the other Party the opportunity to attend and participate thereat, provided that the Purchaser Parties shall only be under an obligation to provide the Company’s external counsel with the opportunity to attend, observe and/or participate; and

(vii)                           keep the other Parties informed of the status of discussions relating to obtaining or concluding the Key Regulatory Approvals.

(i)                                     Notwithstanding any requirement in this Section 5.6 in connection with obtaining the Key Regulatory Approvals, where a Party (in this Section 5.6 only, a “Disclosing Party”) is required under this Section 5.6 to provide information to another Party (a “Receiving Party”) that the Disclosing Party deems to be competitively sensitive information, the Disclosing Party may restrict the provision of such competitively sensitive information to only the external legal counsel of the Receiving Party, provided that the Disclosing Party also provides a redacted version of any such application, notice, filing, submissions, undertakings, correspondence or communications (including responses to requests for information and inquiries from any Governmental Entity).

(j)                                    Notwithstanding anything in this Section 5.6 or in any other provision of this Agreement, nothing in this Agreement shall require the Purchaser Parties to disclose to any person (including the Company), other than the Company’s external legal counsel on an “outside counsel only” basis, the Purchaser Parties’ plans and undertakings submitted or requested for the purposes of the review under the Investment Canada Act or any drafts thereof or correspondence or discussions with respect thereto.

5.7                               Covenants of the Purchaser Parties Regarding Employment Matters

The Purchaser Parties covenant and agree:

(a)                                 to recognize each Company Employee’s length of service record with the Company or the Company Subsidiaries, as applicable, with no diminishment in the Company Employee’s length of service record as a result of the transactions contemplated by this Agreement, except where such recognition would result in a duplication of benefits;

(b)                                 until one year from the Closing Date and based on the information disclosed in writing in the Data Room Information, not to provide severance payments to terminated Company Employees who are terminated without cause that are materially less advantageous for the Company Employees than what the Company or Company Subsidiary would have customarily provided to such Company Employees (based on their local jurisdiction) prior to the date of this Agreement;

(c)                                  until one year from the Closing Date, based on and to the extent that such information has been disclosed in writing by the Company in the Data Room Information, not to materially diminish compensation payable to Company Employees from the levels in effect as of the date of this Agreement; and

(d)                                 nothing in this Agreement is intended to or shall (i) be treated as an amendment to, or be construed as amending, any Employee Plan or other benefit plan, program or agreement sponsored, maintained or contributed to by the Purchaser Parties, the Company, the Company Subsidiaries, a Company Investee or any of their respective affiliates, (ii) prevent the Purchaser Parties from terminating any Employee Plan or any other benefit plan in accordance with its terms, (iii) prevent the Purchaser Parties, after the Closing Date, from terminating the employment of any Company Employee or (iv) confer any rights or remedies (including third-party beneficiary rights) on any current or former director, employee, consultant or independent contractor of the Purchaser Parties, the Company, the Company Subsidiaries, a Company Investee or any of their respective affiliates or any beneficiary or dependent thereof or any other Person.

The Purchaser Parties further acknowledge that Company Employees are entitled to benefits that form a portion of overall compensation for Company Employees and will use reasonable commercial efforts to provide benefits of comparable value to Company Employees until one year from the Closing Date.

ARTICLE 6
CONDITIONS

6.1                               Mutual Conditions Precedent

The obligations of the Parties to complete the Arrangement are subject to the fulfillment, on or before the Effective Time or such other time specified, of each of the following conditions precedent:

(a)                                 the Interim Order shall have been obtained in form and on terms reasonably satisfactory to each of the Parties, and shall not have been set aside or modified in a manner unacceptable to the Parties, acting reasonably, on appeal or otherwise;

(b)                                 the Arrangement Resolution shall have been approved at the Company Meeting by not less than the Common Shareholders’ Vote;

(c)                                  the Final Order shall have been obtained in form and on terms reasonably satisfactory to each of the Parties, and shall not have been set aside or modified in a manner unacceptable to the Parties, acting reasonably, on appeal or otherwise;

(d)                                 the Certificate of Arrangement shall have been issued by the Director and the Effective Date shall have occurred not later than the Outside Date;

(e)                                  no Governmental Entity having jurisdiction in the circumstances shall have enacted, issued, promulgated, applied for (or advised any of the Parties in writing that it has determined to make such application), enforced or entered any Law (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits consummation of, or dissolves the Arrangement or the other transactions contemplated by this Agreement; and

(f)                                   this Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions precedent are for the mutual benefit of the Parties and may only be waived, in whole or in part, by the mutual written consent of the Parties in writing at any time in their sole discretion without prejudice to any other rights they may have.  If any of the said conditions shall not be satisfied or waived in writing by all Parties on or before the date required for their performance and provided such non-compliance did not arise from the acts or omissions of the Party wishing to terminate, then a Party may terminate this Agreement by written notice to the other Parties in addition to the other rights or remedies it may have at law or in equity against such other Parties.

6.2                               Additional Conditions Precedent to the Obligations of the Purchaser Parties

The obligation of the Purchaser Parties to complete the Arrangement shall also be subject to the fulfillment of each of the following conditions precedent:

(a)                                 all covenants of the Company under this Agreement to be performed on or before the Effective Time shall have been duly performed by the Company in all material respects and the Purchaser Parties shall have received a certificate of the Company addressed to the Purchaser Parties dated the Effective Time, signed on behalf of the Company by two senior executive officers of the Company (on the Company’s behalf and without personal liability), confirming the same as at the Effective Time;

(b)                                 the representations and warranties of the Company set forth in this Agreement shall be true and correct as of the Effective Time (except that to the extent that any such representation and warranty expressly speaks as of a specific date, such representation and warranty shall be true and correct as of that specific date), as though made on and as of the Effective Time, unless the failure to be true or correct, individually or in the aggregate, would not have a Material Adverse Effect (and, for this purpose, any reference to “material”, Material Adverse Effect or other concepts of materiality in such representations and warranties shall be ignored). The Purchaser Parties shall have received a certificate of the Company addressed to the Purchaser Parties and dated the Effective Time, signed on behalf of the Company by two senior executive officers of the Company (on the Company’s behalf and without personal liability), confirming the same as at the Effective Time;

(c)                                  no adverse Legal Action (whether by a Governmental Entity or any other person) shall be commenced, pending or threatened and no Law shall have been proposed, enacted, promulgated or applied, in either case, (i) to cease trade, enjoin, prohibit or impose material conditions on the rights of AcquisitionCo to own or exercise full rights of ownership of the Common Shares and, if the Preferred Shareholders’ Vote is obtained, the Series 1 Preferred Shares upon the completion of the Arrangement or conduct the business conducted by the Company, (ii) that would prevent, materially impede or significantly delay the consummation of the Arrangement or (iii) if the Arrangement is consummated, that would have a Material Adverse Effect;

(d)                                 all Key Regulatory Approvals in form and substance satisfactory to the Purchaser Parties, acting reasonably, shall have been obtained or concluded and, in the case of waiting or suspensory periods shall have expired, been terminated or been waived;

(e)                                  all other third party consents, waivers, Permits, orders and approvals required, whether under applicable Law, from Governmental Entities or parties to Contracts of the Company, Company Subsidiaries or the Company Investees, or otherwise, in connection with the consummation of the Arrangement (including Regulatory Approvals other than the Key Regulatory Approvals) shall have been provided or obtained on terms and conditions acceptable to the Purchaser Parties, acting reasonably, at or before the Effective Time, except where the failure to provide or obtain such would not, individually or in the aggregate, have a Material Adverse Effect or prevent, materially impede or significantly delay the completion of the transactions contemplated hereby;

(f)                                   between the date hereof and the Effective Time, there shall not have occurred any changes, events, circumstances or developments that would reasonably be likely to have (individually or in the aggregate) a Material Adverse Effect; and

(g)                                  the aggregate number of Common Shares held, directly or indirectly, by the Common Shareholders who have properly exercised Dissent Rights in connection with the Arrangement shall not exceed 10% of the outstanding Common Shares.

In the event that the Preferred Shareholders’ Vote is obtained, the obligation of the Purchaser Parties to complete the acquisition of the Series 1 Preferred Shares shall also be subject to the fulfillment of the condition precedent that the aggregate number of Series 1 Preferred Shares held, directly or indirectly, by the Preferred Shareholders who have properly exercised Dissent Rights in connection with the Arrangement shall not exceed 10% of the outstanding Series 1 Preferred Shares (the “Preferred Shares Dissent Condition”).

The foregoing conditions precedent are for the exclusive benefit of the Purchaser Parties and may be waived, in whole or in part, by either of the Purchaser Parties in writing at any time in their sole discretion without prejudice to any other rights they may have.  If any of the said conditions (other than the Preferred Shares Dissent Condition) shall not be satisfied or waived in writing by the Purchaser Parties on or before the date required for their performance and provided such non-compliance did not arise from the acts or omissions of either Purchaser Party, then either Purchaser Party may terminate this Agreement by written notice to the Company in addition to the other rights or remedies it may have at law or in equity against the Company.

6.3                               Additional Conditions Precedent to the Obligations of the Company

The obligation of the Company to complete the Arrangement shall also be subject to the following conditions precedent:

(a)                                 all covenants of the Purchaser Parties under this Agreement to be performed on or before the Effective Time shall have been duly performed by the Purchaser Parties in all material respects, and the Company shall have received certificates of each of the Purchaser Parties, addressed to the Company and dated the Effective Time, signed on behalf of each respective Purchaser Party, by two of their respective senior executive officers (on such Party’s behalf and without personal liability), confirming the same as of the Effective Time;

(b)                                 the representations and warranties of the Purchaser Parties set forth in this Agreement shall be true and correct (for representations and warranties qualified as to materiality, true and correct in all respects, and for all other representations and warranties, true and correct in all material respects) as of the Effective Time (except that to the extent that any such representation and warranty expressly speaks as of a specific date, such representation and warranty shall be true and correct as of that specific date), as though made on and as of the Effective Time.  The Company shall have received certificates of each of the Purchaser Parties, addressed to the Company and dated the Effective Time, signed on behalf of each respective Purchaser Party, by two of their respective senior executive officers (on such Party’s behalf and without personal liability), confirming the same as of the Effective Time;

(c)                                  each of the (i) Investment Canada Approval, (ii) Competition Act Approval, (iii) HSR Approval, (iv) CFIUS Clearance and (v) EU Approval shall have been obtained or concluded and, in the case of waiting or suspensory periods shall have expired, been terminated or been waived; and

(d)                                 the Purchaser shall have deposited or caused to be deposited in escrow with the Depositary not less than one business day prior to the Closing Date, the aggregate Cash Consideration payable to the Common Shareholders and, if the Preferred Shareholders’ Vote is obtained, the Preferred Shareholders, under the Arrangement and the Company shall have received written confirmation of the receipt of such funds by the Depositary.

The foregoing conditions precedent are for the exclusive benefit of the Company and may be waived, in whole or in part, by the Company in writing at any time in its sole discretion without prejudice to any other rights it may have.  If any of the said conditions shall not be satisfied or waived in writing by the Company on or before the date required for their performance and provided such non-compliance did not arise from the acts or omissions of the Company, then the Company may terminate this Agreement by written notice to the Purchaser Parties in addition to the other rights or remedies it may have at law or in equity against the Purchaser Parties.

ARTICLE 7
ADDITIONAL AGREEMENTS

7.1                               Notice and Cure Provisions

(a)                                 Each Party shall give prompt notice to the other Party of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(i)                                     cause any of the representations or warranties of either Party contained herein to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time; or

(ii)                                  result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by either Party hereunder prior to the Effective Time.

(b)                                 The Purchaser Parties may not exercise their right to terminate this Agreement pursuant to Section 8.2(c)(ii) [Termination By the Purchaser Parties] and the Company may not exercise its right to terminate this Agreement pursuant to Section 8.2(d)(i) [Termination By the Company] unless the Party seeking to terminate the Agreement shall have delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters that the Party delivering such notice is asserting as the basis for the termination right.  If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may exercise such termination right, until the earlier of (i) the Outside Date, and (ii) the date that is 10 business days following receipt of such notice by the Party to whom the notice was delivered, if such matter has not been cured by such date.

7.2                               Non-Solicitation

(a)                                 The Company shall, and shall cause the Company Subsidiaries and their respective officers, directors, Company Employees, representatives and agents to, immediately cease and terminate, or cause to be terminated, any existing solicitations, encouragements, discussions, negotiations or other activities commenced prior to the date of this Agreement with any person (other than the Purchaser Parties) that has made, indicated any interest in making or may reasonably be expected to make, an Acquisition Proposal.

(b)                                 The Company shall (i) immediately discontinue access to the Data Room Information or any other similar data room relating to an Acquisition Proposal and (ii) promptly request and use reasonable commercial efforts to require (A) the return or destruction of all information and (B) the destruction of all material including or incorporating or otherwise reflecting such information, in each case, to the extent provided to any third party (or to its officers, directors, employees, representatives or agents) that has entered into a confidentiality agreement with the Company relating to a potential Acquisition Proposal to the extent that such information has not previously been returned or destroyed, and shall use all reasonable commercial efforts to ensure that such requests are honoured in accordance with the terms of such agreement.

(c)                                  The Company covenants and agrees (i) that the Company shall take all necessary action to enforce each confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which the Company or any Company Subsidiary is a party to the fullest extent permitted under applicable Law, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof, and (ii) that neither the Company, nor any Company Subsidiary or any of their respective representatives shall, without the prior written consent of the Purchaser (which may be withheld or delayed in the Purchaser’s sole and absolute discretion), release any person from, or terminate, waive, amend, suspend or otherwise modify such person’s obligations respecting the Company, or any of the Company Subsidiaries, under any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which the Company or the Company Subsidiary is a party, nor shall they waive the application of the Company SRP in favour of any third party.

(d)                                 Except as expressly provided in this Article 7, the Company shall not, directly or indirectly, through any officer, director, Company Employee, consultant, investment banker, lawyer, accountants or other representative (including any financial or other advisor) or agent of the Company or any of the Company Subsidiaries:

(i)                                     solicit, assist, initiate, or knowingly facilitate or encourage (including by way of furnishing information or permitting any visit to any properties or facilities or entering into any agreement, arrangement or understanding) any inquiries, proposals or offers that constitute or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(ii)                                  enter into or otherwise engage or participate in any discussions or negotiations with any person regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(iii)                               withdraw, amend, modify or qualify, or propose publicly or state an intention to withdraw, amend, modify or qualify, in a manner adverse to the Purchaser Parties, the approval or recommendation of the Board or any committee thereof of this Agreement or the Arrangement;

(iv)                              furnish or provide access to any information or data concerning the Company, the Company Subsidiaries or their respective businesses, properties or assets to any person in connection with, or that would reasonably be expected to constitute or lead to, an Acquisition Proposal;

(v)                                 accept, approve, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, or take no position or a neutral position with respect to a publicly announced or publicly proposed, Acquisition Proposal; or

(vi)                              accept or enter into, or publicly propose to accept or enter into, any letter of intent, memorandum of understanding, agreement in principle or other agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by Section 7.2(e)(iv)).

(e)                                  Notwithstanding Section 7.2(d), or any other provision hereof, at any time prior to, but not after, obtaining the approval of the Common Shareholders of the Arrangement

Resolution, the Company shall be permitted to enter into or participate in any discussions or negotiations with any third party in response to an Acquisition Proposal by such person and may provide copies of, or access to or disclosure of information, properties, facilities, books or records of the Company and the Company Subsidiaries if and only if:

(i)                                     the Board first determines in good faith, after consultation with its outside legal counsel, that based on the information then available and after consultation with an independent financial advisor of nationally recognized reputation, such Acquisition Proposal constitutes, or would reasonably be expected to constitute or lead to, a Superior Proposal;

(ii)                                  such person was not restricted from, or had not otherwise been released from, making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar agreement, restriction or covenant with the Company or any of the Company Subsidiaries;

(iii)                               the Company has been, and would be after entering into or participating in any such discussions or negotiations, in compliance with all of its obligations under this Section 7.2;

(iv)                              prior to providing any such copies, access or disclosure, the Company enters into a confidentiality and standstill agreement with such person with terms at least as restrictive in all material respects on such person as the Confidentiality Agreement with the Purchaser and any such copies, access or disclosure provided to such person shall have already been (or simultaneously be) provided to the Purchaser Parties; and

(v)                                 the Company promptly provides the Purchaser Parties with:

(A)                               prompt written notice stating the Company’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure; and

(B)                               prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality agreement referred to in Section 7.2(e)(iv).

(f)                                   The Company shall promptly notify the Purchaser Parties, at first orally and then within 24 hours in writing, of any proposal, inquiry, offer or request relating to or constituting an Acquisition Proposal or any amendments to the foregoing or any request for non-public information relating to the Company or any of the Company Subsidiaries in connection with an Acquisition Proposal or for access to the properties, facilities, books or records of the Company or any of the Company Subsidiaries by any person that informs the Company or such subsidiary that it is considering making, or has made, an Acquisition Proposal and any amendment thereto. If in writing or electronic form, the Company shall provide a copy thereof to the Purchaser Parties, and if not in writing or electronic form, a description of the terms and conditions of any such Acquisition Proposal or proposal, inquiry, offer or request and shall provide the identity of the person making any such Acquisition Proposal or proposal, inquiry, offer or request and such other details as AcquisitionCo may reasonably request.  The Company shall keep the Purchaser Parties fully informed on a current basis of the status of, developments to and any change in the terms of any such Acquisition Proposal or proposal, inquiry, offer or request and answer the Purchaser Parties’ reasonable questions with respect thereto.  The Company shall provide to the Purchaser Parties copies of all correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the terms of such correspondence sent to the Company by or on behalf of any person making any such Acquisition Proposal.

(g)                                  If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by the Common Shareholders, the Board may accept, approve or recommend such Acquisition Proposal and enter into a definitive agreement with respect to such Superior Proposal if and only if:

(i)                                     the person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar agreement, restriction or covenant (that had not otherwise been waived);

(ii)                                  the Company has been, and continues to be, in compliance with all of its obligations under this Section 7.2;

(iii)                               the Company has provided the Purchaser Parties with written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to enter into such definitive agreement with respect to such Superior Proposal, together with a written notice from the Board regarding the value and financial terms that the Board, in consultation with an independent financial advisor of nationally recognized reputation, has determined should be ascribed to any non-cash consideration offered under such Acquisition Proposal (the “Superior Proposal Notice”);

(iv)                              the Company has provided the Purchaser Parties with a copy of the proposed definitive agreement for the Superior Proposal and all supporting materials, including any financing documents supplied to the Company in connection therewith;

(v)                                 at least five business days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser Parties received the Superior Proposal Notice and the date on which the Purchaser Parties received all of the materials set forth in Section 7.2(g)(iv);

(vi)                              during any Matching Period, the Purchaser Parties have had the opportunity (but not the obligation), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(vii)                           after the expiry of the Matching Period, the Board (i) has determined in good faith, after consultation with its outside legal counsel and an independent financial advisor of nationally recognized reputation, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 7.2(h)) and (ii) has determined in good faith, after consultation with its outside legal counsel, that recommending that the Company enter into a definitive agreement with respect to such Superior Proposal is necessary in order for the Board to comply with its fiduciary duties under applicable Law;

(viii)                        the Company concurrently terminates this Agreement pursuant to Section 8.2(d)(ii) [Termination By the Company]; and

(ix)                              the Company has previously, or concurrently shall have, paid to AcquisitionCo the Termination Fee.

(h)                                 During the Matching Period, or such longer period as the Company may approve in writing for such purpose: (i) the Board shall review any offer made by the Purchaser Parties under Section 7.2(g)(vi) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (ii) the Company shall negotiate in good faith with the Purchaser Parties to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser Parties to proceed with the transactions contemplated by this Agreement on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Purchaser Parties and the Company and the Purchaser Parties shall amend this Agreement to reflect such offer made by the Purchaser Parties, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(i)                                     The Board shall promptly reaffirm its recommendation of the Arrangement by news release after any Acquisition Proposal is publicly announced or made if: (i) the Board determines that the Acquisition Proposal is not a Superior Proposal; or (ii) the Board determines that an amendment to the terms of the Arrangement has been agreed that results in the Acquisition Proposal not being a Superior Proposal. The Purchaser Parties and their counsel and other advisors shall be given a reasonable opportunity to review and comment on the form and content of any such news release.

(j)                                    Each successive amendment or modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of this Section 7.2 and the Purchaser Parties shall be afforded a new Matching Period from the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the materials set forth in Section 7.2(g)(iv) with respect to the new Superior Proposal from the Company.

(k)                                 Nothing contained in this Agreement shall: (i) limit in any way the obligation of the Company to convene and hold the Company Meeting in accordance with Section 2.2 [Implementation Steps by the Company] of this Agreement unless this Agreement is terminated in accordance with Article 8 [Term, Termination, Amendment and Waiver]; or (ii) prevent the Board from complying with section 2.17 of Multilateral Instrument 62-104 Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of directors’ circulars and making appropriate disclosure to its securityholders.

(l)                                     The Company shall advise the Company Subsidiaries and their respective officers, directors, employees, representatives and agents of the prohibitions set forth in this Section 7.2 and any violation of the restrictions set forth in this Section 7.2 by the

Company, the Company Subsidiaries or their respective officers, directors, employees, representatives and agents is deemed to be a breach of this Section 7.2 by the Company.

7.3                               Agreement as to Damages

The Company shall pay, or cause to be paid, to AcquisitionCo by wire transfer of immediately available funds an amount equal to $270,000,000 (the “Termination Fee”) if:

(a)                                 either Purchaser Party shall have terminated this Agreement pursuant to Section 8.2(c)(i) or 8.2(c)(iii) [Termination By the Purchaser Parties], in which case payment shall be made within two business days of such termination; or

(b)                                 the Company shall have terminated this Agreement pursuant to Section 8.2(d)(ii) [Termination By the Company], in which case payment shall be made to AcquisitionCo in accordance with Section 7.2(g)(ix) [Non-Solicitation]; or

(c)                                  (i) after the date hereof, but prior to the termination of this Agreement, an Acquisition Proposal shall have been made or proposed to the Company or otherwise publicly announced, or a person shall have publicly announced an intention to do so;

(ii)                                  the Common Shareholders’ Vote shall have been held prior to the Outside Date, while any Acquisition Proposal remains outstanding and the Arrangement Resolution shall not have been approved pursuant thereto; and

(iii)                               within 365 days after the date of the termination of this Agreement, the Acquisition Proposal referred to in clause (c)(i) above is consummated by the Company, in which case payment shall be made on the date on which such Acquisition Proposal is consummated.

(d)                                 The Company shall only be obligated to pay the Termination Fee once pursuant to this Section 7.3.

7.4                               Expense Reimbursement

(a)                                 The Company shall pay, or cause to be paid, to AcquisitionCo by wire transfer of immediately available funds, the reasonable documented out-of-pocket expenses of the Purchaser Parties and their respective affiliates incurred in connection with the transactions contemplated herein (to a maximum of $20,000,000), including but not limited to, financial advisor fees, regulatory filing fees, fees of outside legal counsel and all other general fees, costs and expenses incurred by the Company in connection the Arrangement (the “Expense Reimbursement”), without prejudice to any other rights it may have, if this Agreement shall have been terminated by either of the Purchaser Parties pursuant to Section 8.2(c)(ii) [Termination By the Purchaser Parties], such payment to be made within two business days of any such termination.

(b)                                 The Company shall only be obligated to pay the Expense Reimbursement once pursuant to this Section 7.4.

(c)                                  No Expense Reimbursement shall be payable pursuant to this Section 7.4 if the Company has paid the Termination Fee and the Company shall only be required to pay the difference between the Termination Fee and the Expense Reimbursement if, after the

Company has paid the Expense Reimbursement to AcquisitionCo, the Company becomes obligated to pay the Termination Fee.

7.5                               Fees and Expenses

Except as provided in Section 7.4 [Expense Reimbursement] and 5.2 [Pre-Acquisition Reorganizations], each Party shall pay all fees, costs and expenses incurred by such Party in connection with this Agreement and the Arrangement.  The Purchaser Parties shall pay the filing fees required to obtain the Key Regulatory Approvals, including any applicable Taxes.

7.6                               Liquidated Damages

The Parties acknowledge that the payment of the Termination Fee set forth in Section 7.3 [Agreement as to Damages] is the payment of liquidated damages that is a genuine pre-estimate of the damages the Purchaser Parties will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and is not a penalty.  The Company irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive.  For greater certainty, the Purchaser Parties agree that their right to receive payment of the amount determined pursuant to Section 7.3 [Agreement as to Damages] in the manner provided therein is the sole and exclusive remedy of the Purchaser Parties in respect of the event giving rise to such payment provided that this limitation shall not apply in the event of fraud or willful breach of this Agreement by the Company.

7.7                               Access to Information; Confidentiality

(a)                                 From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, the Company shall, and shall cause the Company Subsidiaries and their respective officers, directors, Company Employees, independent auditors, advisers and agents to afford to the Purchaser Parties and to their officers, employees, agents and representatives such access as the Purchaser Parties may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, reviewing the Company’s cash management policy and internal financing policies and evaluating any Pre-Acquisition Reorganization, to their officers, employees, agents, properties, books, records, the Company Assets and Contracts, and shall make available to the Purchaser Parties all data and information as the Purchaser Parties may reasonably request, provided that no investigation pursuant to this Section 7.7 shall affect or be deemed to modify any representation or warranty made by the Company herein.  Without limiting the foregoing and subject to compliance with applicable Law and the terms of any existing Contracts: (i) the Purchaser Parties and their representatives shall, upon reasonable prior notice, have the right to conduct inspections of each of the Company’s properties; (ii) the Company shall, upon either of the Purchaser Party’s request, facilitate discussions between the Purchaser Parties and any third party from whom consent may be required; and (iii) the Company and the Purchaser Parties shall form a committee comprised of appropriate senior officers that shall meet on a regular basis for the purpose of integration business planning, with mechanisms in place to ensure that all pre-closing activities of the Company and the Purchaser Parties continue to be conducted independently.

(b)                                 The Company shall provide information and reasonable assistance to the Purchaser Parties in implementing a communications plan of the Purchaser in respect of Company

Employees.  The Purchaser Parties shall consult with and consider the reasonable comments of the Company in connection with the implementation of such plan.  The Company shall coordinate reasonable access to the Company Employees, from time to time, as reasonably requested by the Purchaser Parties and may attend and participate in any discussions or presentations in connection therewith.

(c)                                  The Company shall consult with the Purchaser Parties in the implementation of a retention program to provide incentive to certain Company Employees to remain employed with the Company.

(d)                                 The Parties shall cooperate in respect of Information Technology matters for integration business planning purposes, including (i) the collection of all relevant information in respect of the Company’s Information Technology systems, (ii) the identification of Contracts relating to Information Technology and (iii) the implementation of security measures to prevent leaks and preserve and protect against the loss of historical records and back-ups.

(e)                                  Nothing in the foregoing shall require the Company to disclose information which it is prohibited from disclosing pursuant to a written confidentiality agreement or confidentiality provision of an agreement with a third party or information that, in the opinion of Company, acting reasonably, is competitively sensitive (provided that the Company acknowledges and agrees that external counsel to the Purchaser Parties may have access to such information on a privileged and confidential basis in connection with obtaining Regulatory Approvals) or may result in jeopardizing the Company’s legal privilege in respect of such information.

7.8                               Privacy Matters

(a)                                 The Company acknowledges and agrees that: (i) any Transferred Information provided to the Purchaser Parties shall be limited to that which is necessary for the purposes of determining if the Purchaser Parties shall proceed with the transactions contemplated herein; (ii) the disclosure of Transferred Information relates solely to the completion of the transactions contemplated herein; and (iii) the Company and the Company Subsidiaries have all necessary consents where the disclosure or transfer of Transferred Information to the Purchaser Parties requires the consent of, or the provision of notice to, the individual to which such Transferred Information relates.

(b)                                 The Company covenants and agrees to, upon request, use all reasonable commercial efforts to advise the Purchaser Parties of all documented purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and all additional documented purposes where the Company and/or the Company Subsidiaries have notified the individual of such additional purpose, and where required by applicable Law, obtained the consent of such individual to such use or disclosure.

(c)                                  In addition to its other obligations hereunder, the Purchaser Parties covenant and agree to: (i) prior to the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information solely for the purpose of carrying out its obligations or pursuant to this Agreement or any agreement ancillary hereto, including reviewing and completing, or determining to complete the transactions contemplated herein; (ii) after the completion of the transactions contemplated herein, collect, use and disclose the

Transferred Information only for those purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates or for the completion of the transactions contemplated hereby, unless (A) one of the Parties has first notified such individual of such additional purpose, and where required by Law, obtained the consent of such individual to such additional purpose, or (B) such use or disclosure is permitted or authorized by Law, without notice to, or consent from, such individual; (iii) where required by applicable Law, promptly notify the individuals to whom the Transferred Information relates that the transactions contemplated herein have taken place and that the Transferred Information has been disclosed to the Purchaser Parties; and (iv) return or destroy the Transferred Information, at the option of the Company, should the transactions contemplated herein not be completed.

7.9                               Insurance and Indemnification

(a)                                 The Purchaser Parties shall, or shall cause the Company and the Company Subsidiaries to, maintain in effect without any reduction in amount or scope for six years from the Effective Time customary policies of directors’ and officers’ liability insurance providing protection comparable to the protection provided by the policies maintained by the Company and the Company Subsidiaries that are in effect immediately prior to the Effective Time and providing protection in respect of claims arising from facts or events that occurred on or prior to the Effective Time; provided, however, that the Purchaser Parties and the Company shall not be required, in order to maintain such directors’ and officers’ liability insurance policy, to pay an annual premium in excess of 200% of the cost of the existing policies; and provided further that, if equivalent coverage cannot be obtained or can only be obtained by paying an annual premium in excess of 200% of such amount, the Purchaser Parties and the Company shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to 200% of such amount.  Furthermore, prior to the Effective Time, the Company may, in the alternative, with the prior written consent of the Purchaser, not to be unreasonably withheld, purchase run off directors’ and officers’ liability insurance for a period of up to six years from the Effective Time and in such event none of the Purchaser Parties, the Company or any of the Company Subsidiaries shall have any further obligation under this Section 7.9(a).

(b)                                 The Purchaser Parties agree that they shall honour all rights to indemnification or exculpation agreements, arrangements or rights now existing in favour of present and former officers and directors of the Company and the Company Subsidiaries to the extent disclosed in writing, prior to the date of this Agreement.  All rights to indemnification or exculpation shall survive the completion of the Arrangement and the provisions of this Section 7.9 shall be binding, jointly and severally, on all successors of the Purchaser Parties.

(c)                                  The provisions of this Section 7.9 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, the Company hereby confirms that it is acting as agent and trustee on their behalf.

7.10                        De-Listing of Common Shares and Series 1 Preferred Shares

Subject to applicable Laws, the Purchaser Parties and the Company shall use their reasonable commercial efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable to enable the Common Shares and, if the Preferred Shareholders’ Vote is obtained, the Series 1 Preferred Shares to be de-listed from the Exchanges effective immediately following the completion of the Arrangement.

7.11                        Take-over Statutes

If any take-over statute is or becomes applicable to this Agreement, the Arrangement or the other transactions contemplated by this Agreement, each of the Purchaser Parties and the Company and their respective boards of directors shall:

(a)                                 grant such approvals and take all necessary action to ensure that such transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement; and

(b)                                 otherwise act to eliminate or minimize the effects of such take-over statute.

7.12                        Resignations

The Company shall use its reasonable commercial efforts to obtain and deliver to the Purchaser Parties at the Effective Time evidence reasonably satisfactory to the Purchaser Parties of the resignations effective as of the Effective Time, of all of the directors and officers of the Company requested by the Purchaser Parties.  Such resignations shall be received in consideration for the Purchaser Parties and the Company providing releases to each such persons (in a form satisfactory to the Purchaser Parties and such resigning person, each acting reasonably (the “Mutual Releases”)), which Mutual Releases shall contain exceptions for amounts or obligations owing to such directors and/or officers for accrued but unpaid salary, directors’ fees, bonus, payments in respect of Company Cash Units, Company DDSUs, Company EDSUs, Company Options, Company PSUs and Company RSUs, other payments due pursuant to the Arrangement as a Common Shareholder, Preferred Shareholder or Optionholder, benefits and other compensation or pursuant to indemnity or directors’ and officers’ insurance arrangements, and for any change of control payments that may be owing to them pursuant to the terms of their employment with the Company.

ARTICLE 8
TERM, TERMINATION, AMENDMENT AND WAIVER

8.1                               Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2                               Termination

(a)                                 Termination By Mutual Consent.  This Agreement may be terminated at any time prior to the Effective Time by the mutual written agreement of the Purchaser Parties and the Company.

(b)                                 Termination By Either the Purchaser Parties or the Company.  This Agreement may be terminated by the Purchaser Parties or the Company at any time prior to the Effective Time:

(i)                                     if the Effective Time has not occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this clause shall not be available to any Party whose failure to fulfill any of its obligations in this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such date; or

(ii)                                  if the Arrangement Resolution is not approved by the Common Shareholders’ Vote at the Company Meeting (or any adjournment or postponement thereof) in accordance with the Interim Order.

(c)                                  Termination By the Purchaser Parties.  This Agreement may be terminated by either of the Purchaser Parties at any time prior to the Effective Time:

(i)                                     if:

(A)                               the Board shall have failed to publicly unanimously recommend this Agreement or the Arrangement in the manner contemplated by Section 2.6 [Company Circular];

(B)                               the Board or any committee thereof shall have withdrawn, withheld or qualified, amended or modified in a manner adverse to AcquisitionCo, its unanimous approval or recommendation of the Arrangement or the Company or the Board or any committee thereof publicly announces its intention or resolves to do, or that it has done, any of the foregoing;

(C)                               the Board or any committee of the Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or the Board fails to recommend unequivocally against acceptance of a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five business days (or beyond the third business day prior to the date of the Company Meeting, if sooner, as long as the Board has had at least two business days to act) after the Purchaser Parties request that it do so;

(D)                               the Board or any committee of the Board accepts or enters into (other than a confidentiality agreement permitted by and in accordance with Section 7.2 [Non-Solicitation]) or publicly proposes to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal; or

(E)                                the Board or any committee thereof fails to publicly reaffirm its recommendation of this Agreement and the Arrangement within five business days after the announcement or commencement of any Acquisition Proposal or within five business days after having been requested to do so by either of the Purchaser Parties;

(ii)                                  subject to Section 7.1 [Notice and Cure Provisions], if neither Purchaser Party is in breach of its obligations under this Agreement and the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breaches would, individually or in the aggregate, give rise to the failure of a condition set forth in Section 6.1 [Mutual Conditions Precedent]

or Section 6.2 [Additional Conditions Precedent to the Obligations of the Purchaser Parties];

(iii)                               the Company breaches any of its covenants or agreements in Section 7.2 [Non-Solicitation] in any material respect; or

(iv)                              if all of the conditions to the completion of the Arrangement for the benefit of the Purchaser Parties have not been satisfied or waived on or prior to the date specified for such conditions to be satisfied or, in the absence of any such date, on or prior to the Outside Date, other than as a result of a breach of this Agreement by either of the Purchaser Parties.

(d)                                 Termination By the Company.  This Agreement may be terminated by the Company at any time prior to the Effective Time:

(i)                                     subject to Section 7.1 [Notice and Cure Provisions], if the Company is not in breach of any of its obligations under this Agreement and either of the Purchaser Parties breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breaches would, individually or in the aggregate, give rise to the failure of a condition set forth in Section 6.1 [Mutual Conditions Precedent] or Section 6.3 [Additional Conditions Precedent to the Obligations of the Company];

(ii)                                  if the Company enters into a definitive agreement with respect to a Superior Proposal in compliance with the provisions of Section 7.2(g) [Non-Solicitation], provided that the Company has previously paid or concurrently pays to AcquisitionCo the Termination Fee and further provided that the Company has not breached any of its covenants, obligations or agreements in this Agreement; or

(iii)                               if all of the conditions to the completion of the Arrangement for the benefit of the Company have not been satisfied or waived on or prior to the date specified for such conditions to be satisfied or, in the absence of any such date, on or prior to the Outside Date, other than as a result of a breach of this Agreement by the Company.

(e)                                  Effect of Termination.  If this Agreement is terminated in accordance with the foregoing provisions of this Section 8.2, this Agreement shall forthwith become void and of no further force or effect and no Party shall have any further obligations or liability hereunder except as provided in Sections 1.9 [Interpretation Not Affected by Party Drafting], 3.1(ww) [Certain Conduct], 7.3 [Agreement as to Damages], 7.4 [Expense Reimbursement], 7.5 [Fees and Expenses], 7.6 [Liquidated Damages], 9.1 [Notices], 9.2 [Governing Law; Waiver of Jury Trial], 9.5 [Assignment, Binding Effect and Entire Agreement], 9.7 [Severability] and this Section 8.2(e) and as otherwise expressly contemplated hereby.  For greater certainty, if this Agreement is terminated in accordance with the foregoing provisions of this Section 8.2, the Parties’ obligations in regards to Transferred Information, as provided for in Section 7.8 [Privacy Matters], and the Parties’ obligations under the Confidentiality Agreement shall survive such termination.  Nothing in this Section 8.2 shall relieve any Party from liability for any breach by it of this Agreement that occurred prior to the date of termination.

8.3                               Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Shareholders, and any such amendment may, subject to the Interim Order and Final Order and applicable Laws, without limitation:

(a)                                 change the time for performance of any of the obligations or acts of the Parties;

(b)                                 modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)                                  modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)                                 modify any conditions precedent herein contained,

provided that no such amendment reduces the consideration to be received by a Common Shareholder, Preferred Shareholder or Incentive Holder without approval by the Common Shareholders or Preferred Shareholders, as applicable, given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

Notwithstanding anything contained herein, (i) if the Preferred Shareholders’ Vote is not obtained prior to the Final Order being granted or (ii) if the Preferred Shareholders’ Vote is obtained and the Preferred Shares Dissent Condition has not been satisfied or waived, the Plan of Arrangement shall be amended to exclude the Preferred Shares under the Plan of Arrangement and matters ancillary thereto.

8.4                               Waiver

The Company, on the one hand, and the Purchaser and AcquisitionCo, on the other hand, may:

(a)                                 extend the time for the performance of any of the obligations or acts of the other;

(b)                                 waive compliance with any of the other’s agreements or the fulfillment of any conditions to its own obligations contained herein; or

(c)                                  waive inaccuracies in any of the other’s representations or warranties contained herein or in any document delivered by the other;

provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Parties and, unless otherwise provided in the written waiver, shall be limited to the specific breach, covenant or condition waived.  A Party’s failure or delay in exercising any right under this Agreement shall not operate as a waiver of that right.  A single or partial exercise of any right shall not preclude a Party from any other further exercise of that right or the exercise of any other right.

ARTICLE 9
GENERAL PROVISIONS

9.1                               Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or e-mail transmission, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by either Party by notice to the other given in accordance with these provisions):

if to AcquisitionCo:	TAPBC Acquisition Inc. 4500 Bankers Hall East 855 — 2nd Street S.W. Calgary, Alberta, Canada T2P 4K7 Attention: Josu Jon Imaz San Miguel

if to the Purchaser:	Repsol S.A. Calle de Mendez Alvaro, 44 28045 Madrid, Spain Attention: Enrique Hernández Pérez Director Corporativo Servicios Jurídicos in each of the above cases, with a copy to (which shall not constitute notice):

Bennett Jones LLP
4500 Bankers Hall East

855 — 2nd Street S.W.

Calgary, Alberta, Canada T2P 4K7

Attention: David A. Spencer/Jon C. Truswell

E-Mail: spencerd@bennettjones.com

/truswellj@bennettjones.com

if to the Company:	Talisman Energy Inc. 2000 Bankers Hall West 888 — 3rd Street S.W. Calgary, Alberta, Canada T2P 5C5 Attention: Robert Rooney Executive Vice-President, Corporate

with a copy to (which shall not constitute notice):	Norton Rose Fulbright Canada LLP 400, 3rd Avenue S.W., Suite 3700 Calgary, Alberta, Canada T2P 4H2 Attention: Kevin E. Johnson E-mail: kevin.johnson@nortonrosefulbright.com

9.2                               Governing Law; Waiver of Jury Trial

This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of Alberta and the Laws of Canada applicable therein, and shall be construed and treated in all respects as an Alberta contract.  Each of the Parties hereto irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of Alberta in respect of all matters arising under and in relation to this Agreement and the Arrangement.  Each Party hereby waives any right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the transactions contemplated hereby or the actions of the Parties in the negotiation, administration, performance and enforcement of this Agreement.

The Purchaser hereby irrevocably designates Bennett Jones LLP (in such capacity, the “Process Agent”), with an office at 4500 Bankers Hall East, 855 - 2nd Street, S.W., Calgary, Alberta, Canada T2P 4K7, as its designee, appointee and agent to receive, for and on its behalf service of process in such jurisdiction in any legal action or proceedings with respect to this Agreement or the transactions contemplated hereby, and such service shall be deemed complete upon delivery thereof to the Process Agent; provided that in the case of any such service upon the Process Agent, the party effecting such service shall also deliver a copy thereof to the Purchaser in the manner provided in Section 9.1 [Notices].  The Purchaser shall take all such action as may be necessary to continue said appointment in full force and effect or to appoint another agent so that Purchaser shall at all times have an agent for service of process for the above purposes in Calgary, Alberta, Canada. Nothing herein shall affect the right of any party to serve process in any manner permitted by applicable Law.

9.3                               Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that, except as provided for in Section 7.6 [Liquidated Damages], the Parties shall be entitled to equitable remedies, including specific performance, a restraining order and interlocutory, preliminary and permanent injunctive relief and other equitable relief to prevent breaches or threatened breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.  Such remedies shall not be the exclusive remedies for any breach of this Agreement but shall be in addition to all other remedies available at law or equity to each of the Parties.

9.4                               Time of Essence

Time shall be of the essence in this Agreement.

9.5                               Assignment, Binding Effect and Entire Agreement

(a)                                 Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto without the prior written consent of the other Parties hereto, provided that if such assignment and/or assumption takes place, the Purchaser Parties shall continue to be liable jointly and severally with such assignee for all of its obligations hereunder.  The above notwithstanding, each of the Purchaser Parties may assign all or any part of its rights or obligations under this Agreement and any agreements ancillary hereto to one or more of such party’s direct or indirect wholly-owned subsidiaries or any combination thereof, and provided further that if such assignment takes place, the Purchaser Parties shall continue to be fully liable as primary obligor, on a joint and several basis with any such person, to the Company for any default in performance by the assignee of any of such Purchaser Party’s obligations hereunder.

(b)                                 This Agreement shall be binding on and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

(c)                                  This Agreement (including the Schedules hereto and the Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement among the Parties, and supersede all other prior agreements, understandings, negotiations and discussions, both written and oral, between the Parties with respect to the subject matter hereof and thereof.  There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement.  The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

9.6                               Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Parties hereto, but without further consideration, do all such further acts and things, and execute and deliver all such further documents and instruments and provide all such further assurances as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

9.7                               Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.8                               No Third Party Beneficiaries

Except as provided in Sections 2.10 [Treatment of Incentive Securities] and 7.9 [Insurance and Indemnification], and except for the rights of the Shareholders and Incentive Holders to receive the consideration contemplated by this Agreement and the Plan of Arrangement following the Effective Time, which rights are hereby acknowledged and agreed by the Purchaser Parties, this Agreement shall not confer any rights or remedies upon any person other than the Parties to this Agreement.  The Purchaser Parties appoint the Company as the trustee for the employees, directors and officers of the Company and the Incentive Holders, as applicable, of the covenants of the Purchaser and/or AcquisitionCo as specified in Sections 2.10 [Treatment of Incentive Securities] and 7.9 [Insurance and Indemnification] of this Agreement and the Company accepts such appointment.

9.9                               Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.  The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Rest of the Page Intentionally Left Blank]

IN WITNESS WHEREOF each of the Purchaser Parties and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

REPSOL S.A.

Per:	“Antonio Brufau Niubó”
Name: Antonio Brufau Niubó Title: Chairman

TAPBC ACQUISITION INC.

Per:	“Josu Jon Imaz San Miguel”
Name: Josu Jon Imaz San Miguel Title: President

TALISMAN ENERGY INC.

Per:	“Harold N. Kvisle”
Name: Harold N. Kvisle Title: President & CEO

Per:	“Robert R. Rooney”
Name: Robert R. Rooney Title: Executive Vice President, Corporate

SCHEDULE “A”

to the Arrangement Agreement

Special Resolution of the Shareholders pursuant to section 192 of the CBCA

BE IT RESOLVED THAT:

1.                                      The arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) involving Talisman Energy Inc. (the “Company”), Repsol S.A. and TAPBC Acquisition Inc., as more particularly described and set forth in the Management Information Circular of the Company dated •, 2015 (the “Circular”), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.                                      The plan of arrangement, as it may be or have been amended, involving the Company (the “Plan of Arrangement”), the full text of which is set forth in Schedule “B” to the arrangement agreement dated as of December 15, 2014 (the “Arrangement Agreement”), is hereby authorized, approved and adopted.

3.                                      The Arrangement Agreement, the actions of the directors of the Company in approving the Arrangement and the actions of the officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified, adopted and confirmed.

4.                                      Notwithstanding that this resolution has been passed (and the Arrangement adopted) by any or all of the shareholders of the Company or that the Arrangement has been approved by the Court of Queen’s Bench of Alberta (the “Court”), the directors of the Company are hereby authorized and empowered, at their discretion, without further notice to or approval of the shareholders (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement and approved by the Court, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

A-1

SCHEDULE “B”

to the Arrangement Agreement

Plan of Arrangement

B-1

PLAN OF ARRANGEMENT

UNDER SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

1.1                               Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set forth below and grammatical variations of those terms shall have corresponding meanings:

(a)                                 “AcquisitionCo” means TAPBC Acquisition Inc., a corporation incorporated under the laws of Canada, or its permitted assigns pursuant to the Arrangement Agreement;

(b)                                 “Arrangement” means the arrangement under the provisions of section 192 of the CBCA on the terms and subject to the conditions set forth in this Plan of Arrangement;

(c)                                  “Arrangement Agreement” means the agreement made as of December 15, 2014 between the Purchaser Parties and the Company, and all amendments thereto;

(d)                                 “Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required under subsection 192(6) of the CBCA;

(e)                                  “business day” means any day other than a Saturday, a Sunday or a statutory holiday in Calgary, Canada; Madrid, Spain; or the State of New York, United States;

(f)                                   “Canadian Dollar Equivalent” means, with respect to any amount that is denominated in United States dollars, the amount of Canadian dollars that is equivalent to such United States dollar-denominated amount based on the noon exchange rate of United States dollars to Canadian dollars on the date that is three Business Days preceding the Effective Date, as reported by the Bank of Canada;

(g)                                  “CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44;

(h)                                 “Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

(i)                                     “Common Shareholders” means the holders of Common Shares;

(j)                                    “Common Shares” means the common shares in the capital of the Company;

(k)                                 “Company” means Talisman Energy Inc., a corporation amalgamated under the laws of Canada;

(l)                                     “Company Circular” means the notice of the Company Meeting and the accompanying management information circular of the Company, including all schedules, appendices and exhibits thereto, sent to the Company Shareholders and Incentive Holders in connection with the Company Meeting, as amended, supplemented or otherwise modified;

(m)                             “Company Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, held in accordance with the Arrangement Agreement and the Interim Order to consider the Arrangement;

(n)                                 “Company Option Plan” means the employee stock option plan of the Company dated May 2004;

(o)                                 “Company Options” means the outstanding options to purchase Common Shares granted under the Company Option Plan;

(p)                                 “Company Performance Share Unit Plan” means the performance share unit plan for eligible employees of the Company and its affiliates dated April 1, 2009;

(q)                                 “Company PSUs” means the outstanding performance share units granted under the Company Performance Share Unit Plan;

(r)                                    “Company Shareholders” means, collectively, the Common Shareholders and the Preferred Shareholders;

(s)                                   “Company SRP” means the shareholder rights plan agreement of the Company dated as of March 3, 1999, as amended and restated as of May 4, 2011 between the Company and Computershare Trust Company of Canada, as rights agent;

(t)                                    “Consideration per Common Share” means $8.00;

(u)                                 “Consideration per Preferred Share” means Cdn. $25.00, together with an amount equal to all accrued and unpaid dividends thereon up to, but excluding, the Effective Date;

(v)                                 “Court” means the Court of Queen’s Bench of Alberta;

(w)                               “Depositary” means the person appointed by AcquisitionCo to act as depositary for the Common Shares and the Preferred Shares in relation to the Arrangement;

(x)                                 “Director” means the Director appointed under section 260 of the CBCA;

(y)                                 “Dissent Rights” means the dissent rights in respect of the Arrangement described in Section 5.1 of this Plan of Arrangement;

(z)                                  “Dissenting Shareholder” means any registered Common Shareholder or registered Preferred Shareholder, as applicable, who is entitled to and does duly and validly exercise Dissent Rights pursuant to Article 5 of this Plan of Arrangement and the Interim Order and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(aa)                          “Dissenting Shares” means the Common Shares held by Dissenting Shareholders;

(bb)                          “Effective Date” means the effective date of the Arrangement, being the date shown on the Certificate of Arrangement;

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(cc)                            “Effective Time” means the time on the Effective Date at which the Articles of Arrangement are sent to the Director pursuant to subsection 192(6) of the CBCA;

(dd)                          “Final Order” means the final order of the Court approving the Arrangement pursuant to subsection 192(3) of the CBCA, as such order may be affirmed, amended or modified by the Court or any other court of competent jurisdiction;

(ee)                            “Incentive Holders” means, collectively, the holders of Company Options and the holders of Company PSUs;

(ff)                              “Interim Order” means the interim order of the Court pursuant to subsection 192(4) of the CBCA relating to the Arrangement;

(gg)                            “Interests” means, collectively, the Common Shares, the Company Options, the Company PSUs and, if the Preferred Share Acquisition Condition is satisfied, the Preferred Shares;

(hh)                          “Letters of Transmittal” means the letters of transmittal in the form enclosed with the Company Circular pursuant to which the Company Shareholders are required to deliver the certificates representing the Common Shares and the Preferred Shares, respectively, in order to receive payment in accordance with this Plan of Arrangement;

(ii)                                  “Liens” means any mortgage, charge, hypothec, prior claim, lien, pledge, assignment for security, security interest, guarantee, right of third parties or other encumbrance, or any collateral securing the payment obligations of any person, as well as any other agreement or arrangement with similar effect whatsoever;

(jj)                                “person” includes an individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government or any other entity, whether or not having legal status;

(kk)                          “Plan of Arrangement”, “hereof”, “herein”, “hereunder” and similar expressions means this Plan of Arrangement, including any appendices hereto, and any amendments, variations or supplements hereto made from time to time in accordance with the terms hereof, the Arrangement Agreement or made at the direction of the Court in the Final Order;

(ll)                                  “Preferred Share Acquisition Condition” means that (i) the Arrangement has been approved by the Preferred Shareholders in accordance with the Interim Order, and (ii) either (A) Dissent Rights have been duly and validly exercised in respect of not more than 10% of the outstanding Preferred Shares or (B) the Purchaser Parties have waived the condition precedent in their favour in the Arrangement Agreement that Dissent Rights have been duly and validly exercised in respect of not more than 10% of the outstanding Preferred Shares;

(mm)                  “Preferred Shareholders” means the holders of the Preferred Shares;

(nn)                          “Preferred Shareholders’ Approval “ means the approval of the Arrangement by the Preferred Shareholders in accordance with the Interim Order;

3

(oo)                          “Preferred Shares” means the cumulative redeemable rate reset first preferred shares, Series 1, in the capital of the Company;

(pp)                          “Purchaser” means Repsol, S.A., a company organized under the laws of Spain;

(qq)                          “Purchaser Parties” means, collectively, AcquisitionCo and the Purchaser; and

(rr)                                “Strike Price” means, with respect to any Company Option, the price, denominated in either Canadian dollars or United States dollars, at which the Company Option may be exercised by the holder thereof pursuant to the agreement, certificate or other instrument granting or confirming the grant of the Company Option.

1.2                               Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation hereof.  Unless something in the subject matter or context is inconsistent therewith, all references to an “Article”, “Section” or “paragraph” followed by a number and/or a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement.

1.3                               Number and Gender

In this Plan of Arrangement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa.  Words importing gender include all genders.  The words “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”.

1.4                               Date of Any Action

If the date on which any action is required to be taken hereunder by a party is not a business day, such action shall be required to be taken on the next succeeding day that is a business day.

1.5                               Time

Time shall be of the essence in every matter, or action contemplated hereunder.  All times expressed herein or in the Letters of Transmittal are local time in Calgary, Alberta unless otherwise stipulated herein or therein.

1.6                               Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States and “$” refers to United States dollars.

1.7                               Statutory References

References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations or rules promulgated thereunder from time to time in effect.

4

ARTICLE 2
EFFECT OF THE ARRANGEMENT

2.1                               This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of, the Arrangement Agreement.

2.2                               This Plan of Arrangement will become effective on the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, and be binding on the Company, the Purchaser Parties, all Company Shareholders, all Incentive Holders and all other persons, as and from the Effective Time, without any further act or formality required on the part of any person.

2.3                               The Articles of Arrangement and the Certificate of Arrangement shall be filed and issued, respectively, with respect to the Arrangement in its entirety.  The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence set forth therein.

2.4                               No portion of this Plan of Arrangement shall take effect with respect to any party or person until the Effective Time.

ARTICLE 3
ARRANGEMENT

3.1                               The Arrangement

At the Effective Time, each of the events set forth below shall occur and be deemed to occur in the following sequence, without any further act or formality, unless specifically noted:

(a)                                 the Company SRP shall be terminated and cease to have any further force and effect, and all rights issued under the Company SRP shall be terminated and cancelled for no consideration;

(b)                                 each Company Option outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, fully vested, terminated and cancelled in exchange for the right to receive from the Company a cash payment equal to, for each Common Share for which the Company Option may be exercised:

(i)                                     the greater of (A) $0.01 and (B) the amount (if any) by which (1) in the case of a Company Option for which the Strike Price is denominated in United States dollars, the Consideration per Common Share exceeds the Strike Price thereof or (2) in the case of a Company Option for which the Strike Price is denominated in Canadian dollars, the Canadian Dollar Equivalent of the Consideration per Common Share exceeds the Strike Price thereof; or

(ii)                                  at the election of the Company, the Canadian Dollar Equivalent of the amount determined in accordance with clause 3.1(b)(i) above,

in any case less all applicable withholding taxes, and the holders of all such Company Options shall cease to be holders of Company Options and to have any rights as holders of Company Options other than the right to receive the consideration to which they are entitled pursuant to this Section 3.1(b);

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(c)                                  each Company PSU outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, fully vested (on a one-for-one basis without, for certainty, applying any multiplier or factor greater than 1.0 that would result in the number of vested Company PSUs being greater than the number of Company PSUs outstanding and credited, pursuant to the Company Performance Share Unit Plan, to the holders thereof without regard to the Arrangement), terminated and cancelled in exchange for the right to receive from the Company a cash payment equal to

(i)                                     the Consideration per Common Share; or

(ii)                                  at the election of the Company, the Canadian Dollar Equivalent of the Consideration per Common Share,

in any case less all applicable withholding taxes, and the holders of all such Company PSUs shall cease to be holders of Company PSUs and to have any rights as holders of Company PSUs other than the right to receive the consideration to which they are entitled pursuant to this Section 3.1(c);

(d)                                 if the Preferred Share Acquisition Condition is satisfied (as indicated in the attached Schedule), all Preferred Shares held by Dissenting Shareholders immediately prior to the Effective Time shall be, and shall be deemed to be, transferred to AcquisitionCo (free and clear of any Liens) and such Dissenting Shareholders shall cease to be the holders of such Preferred Shares and to have any rights as holders of such Preferred Shares other than the right to be paid fair value for such Preferred Shares as set forth in Section 5.1 hereof;

(e)                                  all Common Shares held by Dissenting Shareholders immediately prior to the Effective Time shall be, and shall be deemed to be, transferred to AcquisitionCo (free and clear of any Liens) and such Dissenting Shareholders shall cease to be the holders of such Common Shares and to have any rights as holders of such Common Shares other than the right to be paid fair value for such Common Shares as set forth in Section 5.1 hereof;

(f)                                   if the Preferred Share Acquisition Condition is satisfied (as indicated in the attached Schedule), each Preferred Share outstanding immediately prior to the Effective Time (other than Preferred Shares held by a Dissenting Shareholder) shall be, and shall be deemed to be, transferred to AcquisitionCo (free and clear of any Liens) and each Preferred Shareholder whose Preferred Shares are so transferred shall be entitled to receive from AcquisitionCo, for each Preferred Share so transferred, the Consideration per Preferred Share; and

(g)                                  each Common Share outstanding immediately prior to the Effective Time (other than Common Shares held by a Dissenting Shareholder) shall be, and shall be deemed to be, transferred to AcquisitionCo (free and clear of any Liens) and each Common Shareholder whose Common Shares are so transferred shall be entitled to receive from AcquisitionCo, for each Common Share so transferred, the Consideration per Common Share.

3.2                               Share Register Updates

As soon as practicable after the Effective Time (a) the names of Common Shareholders who held Common Shares immediately prior to the Effective Time shall be removed from the register of Common Shares maintained by or on behalf of the Company, and AcquisitionCo’s name shall be recorded therein as the sole holder of all outstanding Common Shares as of the Effective Time,

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and (b) if the Preferred Share Acquisition Condition is satisfied, the names of Preferred Shareholders who held Preferred Shares immediately prior to the Effective Time shall be removed from the register of Preferred Shares maintained by or on behalf of the Company, and AcquisitionCo’s name shall be recorded therein as the sole holder of all outstanding Preferred Shares as of the Effective Time.

3.3                               Preferred Share Acquisition Condition

For certainty, notwithstanding Section 3.1 or anything else contained herein, if the Preferred Share Acquisition Condition has not been satisfied the events set forth in Section 3.1(d) and Section 3.1(f) shall not occur or be deemed to occur.  Prior to the filing of the Articles of Arrangement, the Schedule to this Plan of Arrangement shall be completed to indicate whether the Preferred Share Acquisition Condition has been satisfied.

3.4                               Paramountcy

From and after the Effective Time, this Plan of Arrangement shall take precedence and priority over any and all Company Options and the Company PSUs issued or outstanding prior to the Effective Time and the terms and conditions thereof, including the terms and conditions of the Company Option Plan, the Company Performance Share Unit Plan and any agreement, certificate or other instrument granting or confirming the grant of the Company Option or Company PSU, as applicable.  The rights of any person who held Interests immediately prior to the Effective Time, with respect to such Interests, and the obligations of the Company and the Purchaser in relation thereto, shall be solely as provided for in this Plan of Arrangement.

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1                               Payment of Consideration

(a)                                 Forthwith following the Effective Time, AcquisitionCo and the Company shall, subject to Section 4.1(b) of this Plan of Arrangement, cause to be paid to the Company Shareholders and the Incentive Holders the amounts payable in respect of Interests required by Section 3.1 of this Plan of Arrangement, as applicable.

(b)                                 Upon surrender to the Depositary for cancellation of a certificate or certificates which, immediately prior to the Effective Time, represented outstanding Common Shares or outstanding Preferred Shares that were transferred and acquired pursuant to Section 3.1(f) and Section 3.1(g) hereof, as applicable, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Company Shareholders represented by such surrendered certificate(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the consideration which such holder has the right to receive under this Plan of Arrangement for such Common Shares and Preferred Shares, less any amounts withheld pursuant to Section 4.3 hereof, and any certificate(s) so surrendered shall forthwith be cancelled.

(c)                                  From and after the Effective Time, each certificate, agreement, letter or other instrument, as applicable, that immediately prior to the Effective Time represented Interests shall be deemed to represent only the right to receive the consideration in respect of such Interests required under this Plan of Arrangement, less any amounts withheld pursuant to Section

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4.3 hereof.  Any such certificate formerly representing Common Shares or Preferred Shares not duly surrendered on or before the day that is three years less one day from the Effective Date shall cease to represent a claim by or interest of any kind or nature against or in any of the Company or the Purchaser Parties.  On such date, any and all consideration to which such former holder of Common Shares or Preferred Shares was entitled shall be deemed to have been surrendered to AcquisitionCo.

(d)                                 Any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the second anniversary of the Effective Time, shall be returned by the Depositary to AcquisitionCo.  Any right or claim to payment hereunder that remains outstanding on the day that is three years less one day from the Effective Date shall cease to represent a right or claim by or interest of any kind or nature and the right of a former holder of Interests to receive the consideration for such Interests pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited for no consideration.

(e)                                  No former holder of Interests shall be entitled to receive any consideration with respect to such Interests other than the consideration to which such former holder is entitled to receive in accordance with Section 3.1, this Section 4.1 and, as applicable, Section 5.1 and, for greater certainty, no such holder shall be entitled to receive any interest, dividends, premium or other payment thereon or in connection therewith.

4.2                               Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares or Preferred Shares that were transferred pursuant to Section 3.1(f) or Section 3.1(g) of this Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, AcquisitionCo or the Depositary, as applicable, will issue and deliver in exchange for such lost, stolen or destroyed certificate, the consideration to which the holder is entitled pursuant to this Plan of Arrangement.  When authorizing such issuance and delivery in exchange for any lost, stolen or destroyed certificate, the person to whom such consideration is to be issued and delivered shall, as a condition precedent to the delivery of such consideration, give a bond satisfactory to AcquisitionCo (acting reasonably) in such sum as AcquisitionCo may direct, or otherwise indemnify AcquisitionCo in a manner satisfactory to AcquisitionCo, acting reasonably, against any claim that may be made against AcquisitionCo with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3                               Withholding Rights

The Company, AcquisitionCo and the Depositary, as applicable, shall be entitled to deduct and withhold from any consideration otherwise payable to any Company Shareholder or Incentive Holder under this Plan of Arrangement (including any amounts payable pursuant to Section 5.1 hereof), such amounts as the Company, AcquisitionCo or the Depositary, as applicable, determines, acting reasonably, are required to be deducted and withheld from such consideration in accordance with the Income Tax Act (Canada), R.S.C. 1985, c.1 (5th Supp.), the United States Internal Revenue Code of 1986, or any provision of any other applicable law.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the person in respect of which such withholding was made, provided that such deducted and withheld amounts are remitted to the appropriate taxing authority.

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ARTICLE 5
DISSENT RIGHTS

5.1                               Dissent Rights

Registered Common Shareholders and registered Preferred Shareholders may exercise Dissent Rights with respect to the Common Shares and Preferred Shares, respectively, held by such registered holders in connection with the Arrangement pursuant to and in the manner set forth in section 190 of the CBCA, as modified by the Interim Order and this Section 5.1, provided that registered Company Shareholders who duly and validly exercise such Dissent Rights and who:

(a)                                 are ultimately entitled to be paid fair value for their Common Shares or their Preferred Shares, as applicable, shall (i) be deemed not to have participated in the transactions in Section 3.1 hereof, other than Section 3.1(d) and Section 3.1(e), as applicable, (ii) be paid an amount equal to such fair value by the Company, (iii) not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such registered Company Shareholders not exercised their Dissent Rights in respect of such Common Shares or Preferred Shares, and (iv) be deemed to have transferred their Dissenting Shares to AcquisitionCo in accordance with Section 3.1(e) and Section 3.1(d) hereof, as applicable, notwithstanding the provisions of section 190 of the CBCA; or

(b)                                 are ultimately not entitled, for any reason, to be paid fair value for their Common Shares or their Preferred Shares, as applicable, shall (i) be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Common Shares or Preferred Shares, as applicable, and (ii) be entitled to receive only the consideration contemplated in Section 3.1(f) or Section 3.1(g) hereof, as applicable, that such Company Shareholder would have received pursuant to the Arrangement if such Company Shareholder had not exercised Dissent Rights;

provided, however, that no registered Preferred Shareholder who has exercised its Dissent Rights shall be entitled to be paid the fair value for its Preferred Shares if the Preferred Share Acquisition Condition is not satisfied; and provided further that in no case shall the Company, either Purchaser Party or any other person be required after the Effective Time to recognize any Company Shareholder who exercises Dissent Rights as a holder of Common Shares or, if the Preferred Share Acquisition Condition is satisfied, Preferred Shares, as the case may be, and the names of such Company Shareholders who exercise Dissent Rights shall be removed from the registers of Common Shares and Preferred Shares, as applicable, maintained by or on behalf of the Company, as of the Effective Time.

ARTICLE 6
AMENDMENT

6.1                               Amendment of this Plan of Arrangement

(a)                                 The Company, the Purchaser and AcquisitionCo reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that any amendment, modification or supplement must be contained in a written document which is (i) filed with the Court and, if made following the Company Meeting, approved by the Court, and (ii) communicated to Company Shareholders or Incentive Holders in the manner required by the Court (if so required).

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(b)                                 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company, the Purchaser and AcquisitionCo at any time prior to or at the Company Meeting with or without any other prior notice or communication and, if so proposed and accepted, in the manner contemplated and to the extent required by the Arrangement Agreement, by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)                                  Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only (i) if it is consented to by the Company, the Purchaser and AcquisitionCo (each acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Common Shareholders or the Preferred Shareholders, as applicable, in the manner and as otherwise directed by the Court.

(d)                                 This Plan of Arrangement may be amended, modified or supplemented following the Effective Date unilaterally by AcquisitionCo, provided that it concerns a matter that, in the reasonable opinion of AcquisitionCo, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interests of any holder of Interests.

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SCHEDULE

THIS IS THE SCHEDULE to the Plan of Arrangement under section 192 of the Canada Business Corporations Act involving, among others, Talisman Energy Inc. and Repsol S.A. implemented pursuant to the Arrangement Agreement made as of December 15, 2014 among Repsol S.A., TAPBC Acquisition Inc. and Talisman Energy Inc., as amended

Preferred Share Acquisition Condition satisfied:                                                                                                              [ YES / NO ]

SCHEDULE “C”

to the Arrangement Agreement

Key Regulatory Approvals

Part A — Canada

•                                          Investment Canada Approval

•                                          Competition Act Approval

Part B — United States

•                                          HSR Approval

•                                          CFIUS Clearance

Part C — European Union

Either:

(a)                                 To the extent that the transactions contemplated by this Agreement give rise to a concentration with a European Union dimension within the meaning of the EU Merger Regulation, the European Commission shall have adopted a decision pursuant to the EU Merger Regulation declaring the transactions contemplated by this Agreement compatible with the internal market and the EEA Agreement (or such compatibility shall have been deemed to exist under Article 10(6) of the EU Merger Regulation), or in the event that the European Commission adopts a decision pursuant to Article 9(3) of the EU Merger Regulation referring the review of all or part of such transactions to a competent authority of an EEA member state/EFTA State of the European Union (or is deemed pursuant to Article 9(5) of the EU Merger Regulation to have done so), such authority (or any other relevant authority in the EEA member state/EFTA State concerned) shall have granted approval of such of the transactions contemplated hereby that were so referred; or

(b)                                 To the extent that the transactions contemplated by this Agreement do not give rise to a concentration with a European Union dimension within the meaning of the EU Merger Regulation, approval of the transactions contemplated by this Agreement pursuant to the applicable merger control laws of the relevant EEA member states/EFTA States.

Part D — United Kingdom

•                                           In accordance with the Petroleum Act 1998 and its regulations, express consent to a change of control from the Secretary of State for Energy and Climate Change, or any person duly authorized to exercise such powers, or written confirmation, in the form of a “comfort letter” or otherwise, that such person will not revoke the relevant petroleum licences, shall have been obtained in connection with the transactions contemplated by this Agreement.

C-1

Part E — Norway

•                                          Receipt of written approval by the Ministry of Petroleum and Energy pursuant to section 10-12 of the Petroleum Act of 29 November 1996.

•                                          The Ministry of Finance consent pursuant to section 10 of the Petroleum Taxation Act cf. the Regulation FOR 2009-07-01 no. 956 (relating to consent to the transfer of license and ownership interests).

•                                          Norwegian Competition Approval.

C-2

SCHEDULE “D”

to the Arrangement Agreement

Form of Lock-Up Agreement

D-1

Dear Sir/Madam:

Re:                             Arrangement involving Repsol S.A., TAPBC Acquisition Inc. and Talisman Energy Inc.

Reference is made to the Arrangement Agreement as of the date hereof (the “Arrangement Agreement”) among Repsol S.A. (the “Purchaser”), TAPBC Acquisition Inc. (“AcquisitionCo”) and Talisman Energy Inc. (the “Company”), which contemplates an arrangement of the Company pursuant to section 192 of the Canada Business Corporations Act (the “Arrangement”).  All capitalized terms used but not defined herein shall have the meanings attributed thereto in the Arrangement Agreement.

Under the Arrangement, AcquisitionCo intends to acquire all of the issued and outstanding Common Shares and the Series 1 Preferred Shares.

We understand that you (the “Company Shareholder”) beneficially own, directly or indirectly, or exercise control or direction over, the number and class of securities of the Company set forth in your acceptance below (collectively, the “Subject Securities”) which term shall include any Common Shares issued to the Company Shareholder after the date hereof pursuant to the exercise, conversion, redemption, vesting or settlement, as applicable, of any of such securities and all Common Shares or Series 1 Preferred Shares otherwise issued to or acquired by the Company Shareholder after the date hereof.

In consideration for the Purchaser and AcquisitionCo entering into the Arrangement Agreement with the Company, the Company Shareholder hereby agrees to be bound by the terms set forth in “Terms of Lock-Up Agreement between Shareholders of Talisman Energy Inc. and TAPBC Acquisition Inc.”, attached hereto and forming a part hereof.

Yours truly,

TAPBC ACQUISITION INC.

Per:
Name: Title:

[Remainder of Page Intentionally Left Blank]

Acceptance

The foregoing is hereby accepted as of and with effect from the 15th day of December, 2014 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or exercises control or direction over, the Subject Securities indicated below.

Witness	Name: Title:

(insert number of Common Shares owned, controlled or directed)

(insert number of Series 1 Preferred Shares owned, controlled or directed)

(insert number of Company Options owned, controlled or directed)

(insert principal amount of Company PSUs owned, controlled or directed)

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Terms of Lock-Up Agreement between Shareholders of
Talisman Energy Inc. and TAPBC Acquisition Inc.

1.                                      Covenants of the Company Shareholder

By the acceptance of this letter agreement, the Company Shareholder hereby irrevocably and unconditionally agrees, from the date hereof until this letter agreement is terminated pursuant to paragraph 5 of this letter agreement:

(a)                                 not to sell, assign, convey or otherwise transfer or dispose of any or all of the Subject Securities, provided that (i) the foregoing restriction shall not prevent the Company Shareholder from converting or exercising any of the Subject Securities in accordance with their terms, and (ii) the Company Shareholder may sell, assign, convey or otherwise transfer or dispose of any or all of the Subject Securities to a Related Person provided that such Related Person enters into an agreement with AcquisitionCo on the same terms as this letter agreement, or otherwise agrees with AcquisitionCo to be bound by the provisions hereof or as otherwise consented to by AcquisitionCo, which consent may be arbitrarily withheld.  For the purposes hereof, “Related Person” means: (i) a spouse, parent, grandparent, brother, sister or child of the Company Shareholder; (ii) a company or family trust if all of the voting securities of such company are held by, or all the beneficiaries of such trust are, one or more of the persons referred to in clause (i); (iii) an “associate” or “affiliate” within the meaning of the Securities Act; or (iv) a person whose securities are beneficially owned or controlled by substantially similar persons that beneficially own or control the securities of the Company Shareholder;

(b)                                 not to, and to cause any person over which the Company Shareholder directly or indirectly exercises control or direction over not to, purchase or otherwise acquire any interest in any Notes, any Series 1 Preferred Shares or any securities of the Purchaser;

(c)                                  to do all such things and to take all such steps as may reasonably be required to be done or taken by the Company Shareholder to vote, or cause to be voted, all of the Subject Securities having voting rights in respect of the Arrangement in favour of the Arrangement Resolution and any and all related matters to be put before the Shareholders at the Company Meeting and to be voted to oppose any proposed action by any person whatsoever which could prevent or delay the completion of the Arrangement and the transactions contemplated by the Arrangement Agreement and in accordance with the foregoing, to deliver or cause to be delivered a duly executed and irrevocable (except upon termination of this letter agreement in accordance with its terms) form of proxy or, with respect to any Subject Securities held through an investment dealer, financial institution or similar intermediary, voting instruction form in respect of any such matter not less than five (5) business days prior to the date of any such Company Meeting or vote;

(d)                                 not to solicit, initiate or encourage inquiries, submissions, proposals or offers from any other person relating to, or participate in any negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with or assist or participate in or facilitate or encourage any effort or attempt with respect to:  (i) any Acquisition Proposal; (ii) except as provided by the terms of this letter agreement, the direct or indirect acquisition or disposition of all or any of the Subject Securities; or (iii) any action which is inconsistent with the successful completion of the Arrangement;

(e)                                  not to exercise any Dissent Rights with respect to the Subject Securities which might be available to the Company Shareholder in connection with the Arrangement; and

(f)                                   not to exercise any shareholder rights or remedies available at common law or pursuant to corporate Laws or Securities Laws to delay, hinder, upset or challenge the Arrangement.

It is acknowledged that the covenants of the Company Shareholder set forth in paragraph 1(c) relate to the Company Shareholder acting solely in the capacity of a holder of the Subject Securities and not as a director or officer of the Company and shall not affect or restrict any fiduciary or legal obligation imposed on such Company Shareholder acting in the capacity of a director or officer of the Company including any action permitted by Section 7.2 of the Arrangement Agreement.

2.                                      Representations of the Company Shareholder

The Company Shareholder represents and warrants to AcquisitionCo, and hereby acknowledges that the Company and AcquisitionCo are relying upon such representations and warranties, that at the date hereof:

(a)                                 the Company Shareholder is the beneficial owner of, or exercises control or direction over, the Subject Securities and has the power, authority and right to enter into this letter agreement;

(b)                                 none of the Subject Securities are, or will be at the time of the Company Meeting, subject to any voting trust or voting agreement (other than this letter agreement), and there will not be any proxy in existence with respect to any of the Subject Securities except for any proxy given by the Company Shareholder for the purpose of fulfilling the Company Shareholder’s obligations hereunder;

(c)                                  no person has any agreement or option, or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities or any interest therein or right thereto (other than this letter agreement or pursuant to the rights and conditions attaching to the Subject Securities);

(d)                                 this letter agreement has been duly executed and delivered by the Company Shareholder and, assuming the due execution and delivery by AcquisitionCo, constitutes a valid and binding obligation of the Company Shareholder enforceable against it in accordance with its terms subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and to general principles of equity;

(e)                                  neither the entering into of this letter agreement nor the performance by the Company Shareholder of any of the Company Shareholder’s obligations under this letter agreement will constitute a breach of any agreement to which the Company Shareholder is a party or by which any of the Company Shareholder’s assets or properties (including the Subject Securities) are bound; and

(f)                                   there are and, at all times up to and including the date of the Company Meeting, will be no restrictions on the Subject Securities which would prevent the Company Shareholder

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from voting any of the Subject Securities which are entitled to vote in favour of the Arrangement Resolution.

3.                                      Representations and Warranties and Covenants of AcquisitionCo

AcquisitionCo hereby represents and warrants to, and covenants with, the Company Shareholder that:

(a)                                 AcquisitionCo is duly authorized to execute and deliver this letter agreement and the Arrangement Agreement; and

(b)                                 upon acceptance by the Company Shareholder of this letter agreement, this letter agreement will be a valid and binding agreement, enforceable against AcquisitionCo in accordance with its terms and the execution of this letter agreement will not constitute a violation of or default under, or conflict with, any restriction of any kind or any contract, commitment, agreement, understanding or arrangement to which AcquisitionCo is a party or by which it is bound.

4.                                      Expenses

AcquisitionCo and the Company Shareholder agree to pay their own respective expenses incurred in connection with this letter agreement.

5.                                      Termination

It is understood and agreed that the respective rights and obligations hereunder of AcquisitionCo and the Company Shareholder shall cease and this letter agreement shall terminate on the earlier of (a) the Effective Time, (b) the date that the Arrangement Agreement is terminated, (c)  the Outside Date, or (d) if the Arrangement is not approved by the Shareholders’ Vote at the Company Meeting.

6.                                      Amendment

Except as expressly set forth herein, this letter agreement constitutes the entire agreement between the parties and may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

7.                                      Assignment

No party to this letter agreement may assign any of its rights or obligations under this letter agreement without the prior written consent of the other party.

8.                                      Disclosure

Prior to the first public disclosure of the existence and terms and conditions of this letter agreement, none of the parties hereto shall disclose the existence of this letter agreement, or any details hereof, to any person other than the Purchaser, AcquisitionCo or the Company, or their respective directors, officers and advisors, without the prior written consent of the other parties hereto, except to the extent required by Law.  The existence and terms and conditions of this letter agreement may be disclosed by the Purchaser, AcquisitionCo and the Company in the news

3

release of the Company announcing the Arrangement and the Company Circular prepared in respect of the Company Meeting.

9.                                      Enurement

This letter agreement will be binding upon and enure to the benefit of AcquisitionCo, the Company Shareholder and their respective executors, administrators, successors and permitted assigns.

10.                               Applicable Law

This letter agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the federal Laws of Canada applicable therein and each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Alberta.

11.                               Time of the Essence

Time shall be of the essence of this letter agreement.

12.                               Remedies

The Company Shareholder agrees that if this letter agreement is breached, or if a breach hereof is threatened, damages may be an inadequate remedy, and therefore, without limiting any other remedy available at Law or in equity, an injunction, restraining order, specific performance, and other forms of equitable relief for damages, or any combination thereof shall be available to AcquisitionCo.

13.                               Further Assurances

The Company Shareholder shall from time to time and at all times hereafter at the request of AcquisitionCo, acting reasonably, but without further consideration, do and perform all such further acts, matters and things and execute and deliver all such further documents, deeds, assignments, agreements, notices and writings and give such further assurances as shall be reasonably required for the purpose of giving effect to this letter agreement.

14.                               Counterparts

This letter agreement may be signed in counterparts which together shall be deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of facsimile or scanned e-mail.

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